2022 Annual Report





Martin Marietta, a member of the S&P 500 Index, is an American-based company and a leading supplier of building materials, including aggregates, cement, ready mixed concrete and asphalt. Through a network of operations spanning 28 states, Canada and The Bahamas, dedicated Martin Marietta teams supply the resources necessary for building the solid foundations on which our communities thrive. Martin Marietta's Magnesia Specialties business produces high-purity magnesia and dolomitic lime products used domestically and worldwide in environmental, industrial, agricultural and specialty applications.



■ Production and Sales
■ Magnesia Specialties Manufacturing Facilities
■ Cement Production Plants

Cover image: Red Canyon Quarry in Colorado Springs, CO

Mission. Vision. Values.



Another Record Year Despite Historic Volatility and Acquisition Integration
Setting the Stage for Continued Growth in 2023 and Beyond

Dear Shareholders and Stakeholders:

I am so pleased to be writing to you following the most profitable and safest year of performance by our Company.

In 2022, Martin Marietta once again delivered record financial performance and world-class safety results, executed portfolio-enhancing divestitures and seamlessly integrated acquired businesses, while establishing a solid foundation for sustainable, long-term shareholder returns. These significant accomplishments demonstrate the continued success of our deliberate strategic planning process, our team's outstanding operational execution, and the resiliency and earnings power of our aggregates-led business.

Our Strategic Operating Analysis and Review (SOAR) plan, which is formally refreshed in five-year intervals, provides the framework to responsibly and sustainably grow our business and deploy capital for long-term success. Our disciplined evaluation process ensures Martin Marietta has a thoughtful and agile approach to growing our Company and building on our well-established position as a leading supplier of aggregates and heavy building materials in the United States. This approach includes making thoughtful capital allocation decisions that further long-term value creation and is supported by our strong balance sheet and prudent choices to secure long-term fixed-rate debt financing during a period of historically low interest rates.



C. Howard Nye
Chairman, President and Chief Executive Officer

Our SOAR 2025 initiatives include continued, responsible market expansion through accretive acquisitions – our preferred, and historically successful, strategy for value-enhancing growth. As such, over the past few years, we executed a number of important transactions to acquire operations that expanded our aggregates-led portfolio and strategically positioned us in the right markets for further growth. We also divested non-core assets in 2022, including our Colorado and Central Texas ready mixed concrete businesses and certain West Coast cement and ready mixed concrete operations. Through active portfolio management, Martin Marietta now has a focused and highly productive coast-to-coast footprint. Our advantaged nationwide presence, together with our proven M&A and integration expertise, significantly reduces acquisition execution risk and expands the Company's pipeline of incremental tuck-in acquisition opportunities in what still remains a fragmented industry.

In addition to our strategic approach to external growth, we are focused on the pursuit of enterprise excellence – both commercially and operationally – to drive organic growth. We demonstrated rigorous commercial excellence, the primary and disproportionate organic earnings growth driver of our business. Capitalizing on an attractive pricing environment and diligently executing our value-over-volume commercial strategy, we effectively navigated a 40-year high inflationary environment culminating with a return to aggregates product line margin expansion in the fourth quarter of 2022. We simultaneously renewed our commitment to safe and productive operations through an internal Operational Excellence conference to better facilitate best management practices and align on operating targets that drive productivity improvements. At Martin Marietta, we consider enterprise excellence an ongoing journey and, critically, while our vision and governance are established and articulated by our leadership, tactical execution is owned at the division and employee level. Our commitment to continual improvement is integral to our culture and to successfully executing against our plan.



LETTER TO SHAREHOLDERS

I am proud of where Martin Marietta is today. Our disciplined strategic planning, commitment to health and safety and, of course, our talented team, have coalesced to transform Martin Marietta from what was primarily a Southeast and Southwest regional business into an extraordinarily resilient, highly profitable, nationwide business with a geographic footprint in our country's fastest-growing markets. Our resulting long-term financial strength provides the ability to manage through economic cycles and continue sustainably delivering superior value for shareholders.

Safest Year in Company's History

Until we attain our goal of zero safety incidents, it is our intention to be able to report to you each year that we just concluded Martin Marietta's safest year on record. That's precisely what we did, again, in 2022. We achieved a world-class lost-time incident rate (LTIR) for the sixth consecutive year and a world-class total injury incident rate (TIIR) for the second consecutive year.





Further, Martin Marietta's Southwest, Central, and East divisions outperformed world-class TIIR, with rates of 0.40, 0.77 and 0.84, respectively, representing three of five operating divisions. In addition, our 2021-acquired operations achieved an 89% reduction in LTIR and 58% reduction in TIIR compared with pre-close 2021 performance. With an impressive 99.1% of our employees experiencing **ZERO** reportable incidents in 2022, you can see our commitment to a Guardian Angel safety culture evidenced in these results. Every member of the Martin Marietta team plays a critical role in creating and reinforcing our culture of safety; I am proud to work alongside such a caring, talented and committed team.

2022 Record Financial Performance

We believe that our Guardian Angel safety culture and deliberate execution of SOAR sets the foundation for our long-term financial strength. I am pleased to report that we achieved our 11th consecutive year of growth in products and services revenues, gross profit and adjusted EBITDA. Our 2022 record financial performance reflects modest shipment growth and double-digit pricing gains across all product lines which, along with full-year contributions from 2021-acquired operations, more than offset notable inflationary increases in input costs and divestiture impacts on an absolute basis.



2022 Financial Performance Highlights:
✓ Total revenues increased 13.8% to $6.2 billion
✓ Gross profit increased 5.6% to $1.4 billion
✓ Adjusted EBITDA increased 4.7% to $1.6 billion[1]
✓ Year-end net leverage ratio of 2.49x

As a result of Martin Marietta's strong earnings growth and disciplined execution, we continued our track record of returning capital to shareholders. In 2022, we returned $309 million to shareholders through a combination of dividend payments and share repurchases. In August 2022, the Board of Directors approved an 8% increase to Martin Marietta's quarterly cash dividend, underscoring its continued confidence in the Company's financial position, free cash flow generation and durable, aggregates-led business model. We are proud of our history of delivering total shareholder returns (TSR) that have consistently outperformed the S&P 500 and our peers over the long-term, with a 5-year and 10-year TSR of 59% and 295%, respectively. With the foundation established in 2022, we believe the Company is in a heightened position of strength to drive continued profitable growth and industry-leading shareholder returns.

Portfolio-Enhancing Transactions and Proven Operational Performance

Guided by SOAR, Martin Marietta has successfully and purposefully built a strategic coast-to-coast footprint by focusing on being in the right markets with the right products. In doing so, we continually evaluate our portfolio for assets that may be better suited under different ownership. Accordingly, we announced and/or completed over $1 billion of non-core asset divestitures in 2022. Among other things, our approach to asset sales underpins our commitment to maintaining a healthy margin profile; proceeds from these sales will enable Martin Marietta to advance our longstanding capital allocation priorities and continue on our well-articulated path of aggregates-led growth.

The success of our acquisition and active portfolio management strategy is directly tied to Martin Marietta's long history of operational and commercial excellence. This past year, we deployed cross-functional teams to integrate the Lehigh Hanson West Region (LHW) business acquired in 2021 from Heidelberg Materials, which now constitutes our new Pacific Region, part of the West Division. We quickly realized the benefits of the LHW acquisition, in part by implementing our value-over-volume pricing strategy, which focuses on offering our customers reliability in ensuring the availability of a wide range of high-quality products and excellent customer service, and to better reflect the scarcity value of California aggregate reserves. As a result, the Pacific Region ended 2022 with a 14.0% higher average selling price as compared to the prior-year quarter ended December 31, 2021. We are also making appropriate investments in these newly acquired operations to support our value-over-volume strategy and drive improved performance, enabling us to operate with a leaner and more aggregates-focused cost profile.

Martin Marietta successfully implemented double-digit price increases for all Building Materials business product lines in 2022. These were accomplished through multiple pricing actions, the majority of which occurred in the second half of the year. We expect that the carryover momentum from our 2022 commercial actions, coupled with broad customer support of our January 1, 2023 price increases, will drive accelerated aggregates margin expansion in 2023 and significantly advance the profitability of our business in today's dynamic economic environment. Our value-over-volume pricing strategy is working.

The Magnesia Specialties business also demonstrated resiliency in a year marked by significant energy cost inflation and constraints related to domestic steel demand. It delivered solid performance in a challenging year with products and services gross margin exceeding 34% in 2022. As in our aggregates business, we expect the actions we implemented in 2022 will lead to margin growth in 2023.

---

[1] Reflects performance from continuing operations.



LETTER TO SHAREHOLDERS

Historic Levels of Federal Investment Underpins Outlook

In 2023, we expect steady product demand, degrees of continued inflation, and attractive aggregate and cement pricing fundamentals. In particular, we anticipate demand in public and heavy nonresidential construction to continue to increase, largely offsetting the residential slowdown and related moderation in light commercial construction that generally follows single-family development.

Healthy state department of transportation budgets in key Martin Marietta states are underpinned by record-setting federal investment. The passing of the $1.2 trillion Infrastructure Investment and Jobs Act, the Cornyn-Padilla Amendment allowing $104 billion of unused COVID-19 dollars to be directed to infrastructure projects, and $23 billion of voter-approved state and local transportation-related 2022 ballot initiatives will continue to spur years of needed infrastructure growth, repair and related development.

With respect to nonresidential construction activity, we are seeing increasing strength in heavy-side energy projects and a recent acceleration of U.S.-based manufacturing of critical products. This level of activity, paired with continued demand for data centers, provides significant tailwinds across the U.S. for growth that is both an economic and national security imperative. The enhanced level of federal investment from the Inflation Reduction Act and the CHIPS Act, both passed in 2022, will further support and accelerate these trends. Importantly, with our coast-to-coast footprint, Martin Marietta is well-positioned to supply the required materials to these aggregates-intensive, multi-year projects.

We expect demand for our products in the residential segment to follow housing starts. Due to a decade of underbuilding, key markets across our Sun Belt footprint are facing a significant structural housing deficit. As a result, we continue to expect the current slowdown to be short-lived in our key metropolitan areas as affordability headwinds recede.

Environmental, Social and Governance (ESG) Advancements

Our ESG strategy and commitment is grounded in our SOAR plan and reinforced through our culture of continuous improvement and stakeholder transparency. We intend to deliver outstanding results in ways that are environmentally responsible, proactively supportive of our employees and communities, and overseen by appropriate governance, including at our Board of Director level. We have embraced ESG efforts for years as core components of our corporate ethos and are pleased to continue to increase our transparency and communication in these important areas. Notably, with respect to our efforts to address climate change, we previously established Scope 1 greenhouse gas (GHG) reduction targets for the direct GHG emissions associated with our cement and Magnesia Specialties businesses which, although responsible for a small portion of our revenue, generate the vast majority of our GHG emissions. We selected Scope 1 reduction targets that we believe are achievable despite the limitations of existing technologies and production methods. In 2022, we also committed to a 30% reduction or offset of Scope 2 GHG emissions across all of our businesses by 2030 and established a goal of net zero Scope 2 GHG emissions by 2050; we will be revisiting our Scope 1 goals in our upcoming Sustainability Report issued in April. I urge you to read Our Roadmap to achieving these reductions contained in our Sustainability Reports. Our pledge is to continue assessing and advancing our GHG reduction goals and our ability to achieve them based on available, and realistically emerging, technology.

Building upon our Company's world-class safety performance, and consistent with our aim of attracting and retaining the industry's most talented and committed team, in 2022, we appointed a Head of Inclusion and Engagement Programs. Doing so not only provided additional personnel resources, but also facilitated launching an array of Employee Resource Groups that will continue to strengthen our superb workforce and Company by offering new forums for our people to share their diverse perspectives and experiences. Finally, our Board of Directors – nearly half of whom are diverse in terms of gender and/or race – updated its Ethics, Environment, Safety and Health (EESH) Committee charter. This update highlights the Board's increasing ESG focus, including overseeing our environmental, health and safety management's systems, policies and programs as well as our performance in meeting EESH goals, commitments and targets. You will see, too, that in 2022 we included the results



of our EEO-1 report on our website. Part of our culture and governance is transparency; my senior management team and I engage personally with numerous investors and stakeholders to discuss and consider their ESG objectives and concerns. We look forward to continuing these dialogues to discuss our proactive steps in addressing ESG matters and our related progress.

Well-Positioned for Long-term Sustainable Growth and Value Creation

Martin Marietta has built a resilient and durable business. In 2022, we proved once again our ability to execute transactions and integrate new businesses into our operations. We believe that our commitment to continuous improvement in employee health and well-being, world-class safety, commercial and operational excellence, and sustainable business practices positions us to provide compelling results for the foreseeable future. Our successful track record of managing through economic cycles provides us great confidence in our ability to navigate the current macroeconomic environment and continue delivering superior returns for shareholders as we build and maintain the world's safest, best-performing and most durable aggregates-led public Company.

> "We believe that our commitment to continuous improvement in employee health and well-being, world-class safety, commercial and operational excellence, and sustainable business practices positions us to provide compelling results for the foreseeable future."

On behalf of our Board of Directors and nearly 9,500 colleagues from across the United States, Canada and The Bahamas, thank you for your support of Martin Marietta. We are excited for what's next as we SOAR to a sustainable future. As ever, we pledge to work in hard, thoughtful and dedicated ways with an enduring aim of maintaining your support, investment and pride in Martin Marietta.

Respectfully yours,

C. Howard Nye
Chairman, President and Chief Executive Officer

February 24, 2023



(in millions, except per share data)	2022	2021
Total revenues	$ 6,160.7	$ 5,414.0
Earnings from operations[1,2]	$ 1,206.7	$ 973.8
Net earnings from continuing operations attributable to Martin Marietta[1,2]	$ 856.3	$ 702.0
Diluted earnings from continuing operations per common share[1,2]	$ 13.70	$ 11.21
Cash dividends per common share	$ 2.54	$ 2.36

TOTAL REVENUES
(in millions)



EARNINGS FROM OPERATIONS[1,2]
(in millions)



NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO MARTIN MARIETTA[1,2] (in millions)



TOTAL RETURN (INCLUSIVE OF DIVIDENDS)
(as of December 31, 2022)

	Martin Marietta Common Stock	S&P 500 Index	S&P 500 Materials Index
1 Yr.	(22.7%)	(18.1%)	(12.2%)
3 Yr.	23.8%	24.8%	34.8%
5 Yr.	59.4%	56.9%	43.3%
10 Yr.	295.3%	226.5%	154.7%

[1] Amounts for 2022, 2021 and 2020 include $151.9 million ($108.8 million, $1.74 per diluted share, after tax), $21.6 million ($16.5 million, $0.26 per diluted share, after tax) and $69.9 million ($54.1 million, or $0.87 per diluted share, after tax), respectively, of nonrecurring gains on land sales and divested assets.

[2] Amount for 2021 includes $30.6 million increase in cost of revenues for the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting ($23.4 million, or $0.37 per diluted share, after tax) and acquisition-related expenses of $57.9 million ($43.7 million, or $0.70 per diluted share, after tax).



Statement of Responsibility and Management's Report on Internal Control over Financial Reporting

Management's Statement of Responsibility

The management of Martin Marietta Materials, Inc. (the Company or Martin Marietta) is responsible for the consolidated financial statements, the related financial information contained in this Form 10-K and the establishment and maintenance of adequate internal control over financial reporting. The consolidated balance sheets for Martin Marietta, at December 31, 2022 and 2021, and the related consolidated statements of earnings, comprehensive earnings, total equity and cash flows for each of the three years in the period ended December 31, 2022, include amounts based on estimates and judgments and have been prepared in accordance with accounting principles generally accepted in the United States applied on a consistent basis.

A system of internal control over financial reporting is designed to provide reasonable assurance, in a cost-effective manner, that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, accountability for assets is maintained and financial statements are prepared and presented fairly in accordance with accounting principles generally accepted in the United States. Internal control systems over financial reporting have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company operates in an environment that establishes an appropriate system of internal control over financial reporting and ensures that the system is maintained, assessed and monitored on a periodic basis. This internal control system includes examinations by internal audit staff and oversight by the Audit Committee of the Board of Directors.

The Company's management recognizes its responsibility to foster a strong ethical climate. Management has issued written policy statements that document the Company's business code of ethics. The importance of ethical behavior is regularly communicated to all employees through the distribution of the *Code of Ethical Business Conduct* and through ongoing education and review programs designed to create a strong commitment to ethical business practices.

The Audit Committee of the Board of Directors, which consists of four independent, nonemployee directors, meets periodically and separately with management, the independent auditors and the internal auditors to review the activities of each. The Audit Committee meets standards established by the Securities and Exchange Commission (SEC) and the New York Stock Exchange as they relate to the composition and practices of audit committees.

Management's Report on Internal Control over Financial Reporting

The management of Martin Marietta is responsible for establishing and maintaining adequate internal control over financial reporting. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on management's assessment under the 2013 framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The consolidated financial statements of the Company as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report appears on the following pages.

C. Howard Nye, *Chairman, President and Chief Executive Officer*   **James A. J. Nickolas**, *Senior Vice President and Chief Financial Officer*

February 24, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Martin Marietta Materials, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Martin Marietta Materials, Inc. and its subsidiaries (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of earnings, of comprehensive earnings, of total equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2022 appearing under Item 15(c) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment - West Division Reporting Unit

As described in Notes A and D to the consolidated financial statements, the Company's consolidated goodwill balance was $3.6 billion as of December 31, 2022. The goodwill balance associated with the West Division reporting unit was $1.1 billion. The carrying values of goodwill are reviewed for impairment annually, as of October 1. An interim review is performed between annual tests if facts and circumstances indicate potential impairment. As disclosed by management, the goodwill impairment assessment requires management to apply judgment and make key assumptions. The fair value of the West Division reporting unit was calculated using a discounted cash flow model. Key assumptions included management's estimates of changes in average selling price, shipment volumes and production costs, as well as assumptions of future profitability, capital requirements, discount rate and terminal growth rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the West Division reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the West Division reporting unit; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the discount rate and changes in average selling price, shipment volumes and production costs, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the West Division reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate, (ii) evaluating the appropriateness of the discounted cash flow model, (iii) testing the completeness and accuracy of underlying data used in the model, and (iv) evaluating the reasonableness of the significant assumptions used by management related to the discount rate and changes in average selling price, shipment volumes and production costs. Evaluating management's assumptions related to changes in average selling price, shipment volumes and production costs involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external industry data, and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
February 24, 2023

We have served as the Company's auditor since 2016.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

years ended December 31

(in millions, except per share data)	2022	2021	2020
Products and services revenues	$ 5,730.5	$ 5,084.7	$ 4,432.1
Freight revenues	430.2	329.3	297.8
Total Revenues	6,160.7	5,414.0	4,729.9
Cost of revenues - products and services	4,304.6	3,735.7	3,175.6
Cost of revenues - freight	432.8	329.9	301.5
Total cost of revenues	4,737.4	4,065.6	3,477.1
Gross Profit	1,423.3	1,348.4	1,252.8
Selling, general and administrative expenses	396.7	351.0	305.9
Acquisition and integration expenses	9.1	57.9	1.3
Other operating income, net	(189.2)	(34.3)	(59.8)
Earnings from Operations	1,206.7	973.8	1,005.4
Interest expense	169.0	142.7	118.1
Other nonoperating income, net	(53.4)	(24.4)	(2.0)
Earnings from continuing operations before income tax expense	1,091.1	855.5	889.3
Income tax expense	234.8	153.2	168.2
Earnings from continuing operations	856.3	702.3	721.1
Earnings from discontinued operations, net of income tax expense	10.5	0.5	—
Consolidated net earnings	866.8	702.8	721.1
Less: Net earnings attributable to noncontrolling interests	—	0.3	0.1
Net Earnings Attributable to Martin Marietta	$ 866.8	$ 702.5	$ 721.0
Net Earnings Attributable to Martin Marietta Per Common Share (see Note A)			
Basic from continuing operations attributable to common shareholders	$ 13.74	$ 11.25	$ 11.56
Basic from discontinued operations attributable to common shareholders	0.17	0.01	—
	$ 13.91	$ 11.26	$ 11.56
Diluted from continuing operations attributable to common shareholders	$ 13.70	$ 11.21	$ 11.54
Diluted from discontinued operations attributable to common shareholders	0.17	0.01	—
	$ 13.87	$ 11.22	$ 11.54
Weighted-Average Common Shares Outstanding			
Basic	62.3	62.4	62.3
Diluted	62.5	62.6	62.4

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

years ended December 31

(in millions)	2022		2021		2020
Consolidated Net Earnings	$	**866.8**	$	702.8	$	721.1
Other comprehensive earnings (loss), net of tax:						
Defined benefit pension and postretirement plans:						
Net gain (loss) arising during period, net of tax of $28.6, $16.8 and $(8.7), respectively		**87.9**		51.3		(26.6)
Prior service cost arising during period, net of tax of $(11.8), $0.0 and $0.0, respectively		**(36.3)**		—		—
Amortization of prior service cost (credit), net of tax of $0.9, $0.0 and $0.0, respectively		**3.1**		—		(0.1)
Amortization of actuarial loss, net of tax of $0.8, $2.9 and $3.6, respectively		**2.9**		9.2		10.7
Amount recognized in net periodic pension cost due to settlement, net of tax of $1.1, $0.0 and $0.9, respectively		**3.5**		—		2.8
		61.1		60.5		(13.2)
Foreign currency translation (loss) gain		**(2.0)**		0.3		0.6
		59.1		60.8		(12.6)
Consolidated comprehensive earnings		**925.9**		763.6		708.5
Less: Comprehensive earnings attributable to noncontrolling interests		**—**		0.3		0.1
Comprehensive Earnings Attributable to Martin Marietta	$	**925.9**	$	763.3	$	708.4

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31 (in millions, except par value data)	2022	2021
Assets		
Current Assets:		
Cash and cash equivalents	$ 358.0	$ 258.4
Restricted cash	0.8	0.5
Restricted investments (to satisfy discharged debt and related interest)	704.6	—
Accounts receivable, net	785.9	774.0
Inventories, net	873.7	752.6
Current assets held for sale	73.2	102.2
Other current assets	80.7	137.9
Total Current Assets	2,876.9	2,025.6
Property, plant and equipment, net	6,316.7	6,338.0
Goodwill	3,649.5	3,494.4
Other intangibles, net	847.8	1,065.0
Operating lease right-of-use assets, net	383.5	426.7
Noncurrent assets held for sale	372.5	616.9
Other noncurrent assets	546.7	426.4
Total Assets	$ 14,993.6	$ 14,393.0
Liabilities and Equity		
Current Liabilities:		
Accounts payable	$ 385.0	$ 356.2
Accrued salaries, benefits and payroll taxes	71.6	86.6
Accrued other taxes	55.4	58.4
Accrued interest	42.8	48.0
Current maturities of discharged long-term debt	699.1	—
Operating lease liabilities	52.1	53.9
Current liabilities held for sale	4.5	7.5
Other current liabilities	135.1	142.0
Total Current Liabilities	1,445.6	752.6
Long-term debt	4,340.9	5,100.8
Deferred income taxes, net	914.3	895.3
Noncurrent operating lease liabilities	335.9	379.4
Noncurrent liabilities held for sale	21.8	53.5
Other noncurrent liabilities	762.3	673.8
Total Liabilities	7,820.8	7,855.4
Equity:		
Common stock ($0.01 par value; 100.0 shares authorized; 62.1 and 62.4 shares outstanding at December 31, 2022 and 2021, respectively)	0.6	0.6
Preferred stock ($0.01 par value; 10.0 shares authorized; no shares outstanding)	—	—
Additional paid-in capital	3,489.0	3,470.4
Accumulated other comprehensive loss	(38.5)	(97.6)
Retained earnings	3,719.4	3,161.9
Total Shareholders' Equity	7,170.5	6,535.3
Noncontrolling interests	2.3	2.3
Total Equity	7,172.8	6,537.6
Total Liabilities and Equity	$ 14,993.6	$ 14,393.0

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended December 31
(in millions)

	2022	2021	2020
Cash Flows from Operating Activities:			
Consolidated net earnings	$ 866.8	$ 702.8	$ 721.1
Adjustments to reconcile consolidated net earnings to net cash provided by operating activities:			
Depreciation, depletion and amortization	506.0	451.7	393.5
Stock-based compensation expense	42.7	43.0	30.0
Gains on divestitures, sales of assets and extinguishment of debt	(195.7)	(21.7)	(73.0)
Deferred income taxes, net	(0.6)	92.2	43.8
Other items, net	(11.7)	(14.9)	2.1
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts receivable, net	(12.1)	(194.4)	6.1
Inventories, net	(131.7)	73.2	(19.3)
Accounts payable	(31.2)	109.8	(34.0)
Other assets and liabilities, net	(41.3)	(104.0)	(20.2)
Net Cash Provided by Operating Activities	**991.2**	**1,137.7**	**1,050.1**
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(481.8)	(423.1)	(359.7)
Acquisitions, net of cash acquired	11.0	(3,109.2)	(65.1)
Proceeds from divestitures and sales of assets	687.1	42.8	142.3
Purchase of restricted investments to discharge long-term debt	(704.6)	—	—
Investments in life insurance contracts, net	7.5	14.9	(111.2)
Other investing activities, net	(3.0)	—	(16.0)
Net Cash Used for Investing Activities	**(483.8)**	**(3,474.6)**	**(409.7)**
Cash Flows from Financing Activities:			
Borrowings of long-term debt	—	2,896.7	628.1
Repayments of long-term debt	(54.5)	(420.1)	(777.1)
Debt issuance and extinguishment costs	(0.7)	(7.5)	(2.0)
Payments on finance lease obligations	(15.0)	(11.1)	(3.5)
Dividends paid	(159.1)	(147.8)	(140.3)
Repurchases of common stock	(150.0)	—	(50.0)
Distributions to owners of noncontrolling interest	—	(0.6)	—
Proceeds from exercise of stock options	0.6	1.3	2.3
Shares withheld for employees' income tax obligations	(28.8)	(19.5)	(14.5)
Net Cash (Used for) Provided by Financing Activities	**(407.5)**	**2,291.4**	**(357.0)**
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	99.9	(45.5)	283.4
Cash, Cash Equivalents and Restricted Cash, beginning of year	**258.9**	**304.4**	**21.0**
Cash, Cash Equivalents and Restricted Cash, end of year	**$ 358.8**	**$ 258.9**	**$ 304.4**

The accompanying Notes to the Financial Statements are an integral part of these statements.



MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF TOTAL EQUITY

(in millions, except per share data)	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance at December 31, 2019	62.4	$ 0.6	$ 3,418.8	$ (145.8)	$ 2,077.2	$ 5,350.8	$ 2.5	$ 5,353.3
Consolidated net earnings	—	—	—	—	721.0	721.0	0.1	721.1
Other comprehensive loss	—	—	—	(12.6)	—	(12.6)	—	(12.6)
Dividends declared ($2.24 per common share)	—	—	—	—	(140.5)	(140.5)	—	(140.5)
Issuances of common stock for stock award plans	0.1	—	6.8	—	—	6.8	—	6.8
Shares withheld for employees' income tax obligations	—	—	(14.8)	—	—	(14.8)	—	(14.8)
Repurchases of common stock	(0.2)	—	—	—	(50.0)	(50.0)	—	(50.0)
Stock-based compensation expense	—	—	30.0	—	—	30.0	—	30.0
Balance at December 31, 2020	62.3	0.6	3,440.8	(158.4)	2,607.7	5,890.7	2.6	5,893.3
Consolidated net earnings	—	—	—	—	702.5	702.5	0.3	702.8
Other comprehensive earnings	—	—	—	60.8	—	60.8	—	60.8
Dividends declared ($2.36 per common share)	—	—	—	—	(148.3)	(148.3)	—	(148.3)
Issuances of common stock for stock award plans	0.1	—	6.1	—	—	6.1	—	6.1
Shares withheld for employees' income tax obligations	—	—	(19.5)	—	—	(19.5)	—	(19.5)
Stock-based compensation expense	—	—	43.0	—	—	43.0	—	43.0
Distribution to owners of noncontrolling interest	—	—	—	—	—	—	(0.6)	(0.6)
Balance at December 31, 2021	62.4	0.6	3,470.4	(97.6)	3,161.9	6,535.3	2.3	6,537.6
Consolidated net earnings	**—**	**—**	**—**	**—**	**866.8**	**866.8**	**—**	**866.8**
Other comprehensive earnings	**—**	**—**	**—**	**59.1**	**—**	**59.1**	**—**	**59.1**
Dividends declared ($2.54 per common share)	**—**	**—**	**—**	**—**	**(159.3)**	**(159.3)**	**—**	**(159.3)**
Issuances of common stock for stock award plans	**0.1**	**—**	**4.7**	**—**	**—**	**4.7**	**—**	**4.7**
Shares withheld for employees' income tax obligations	**—**	**—**	**(28.8)**	**—**	**—**	**(28.8)**	**—**	**(28.8)**
Repurchases of common stock	**(0.4)**	**—**	**—**	**—**	**(150.0)**	**(150.0)**	**—**	**(150.0)**
Stock-based compensation expense	**—**	**—**	**42.7**	**—**	**—**	**42.7**	**—**	**42.7**
Balance at December 31, 2022	**62.1**	**$ 0.6**	**$ 3,489.0**	**$ (38.5)**	**$ 3,719.4**	**$ 7,170.5**	**$ 2.3**	**$ 7,172.8**

The accompanying Notes to the Financial Statements are an integral part of these statements.



Note A: Accounting Policies

Organization. Martin Marietta is a natural resource-based building materials company. The Company supplies aggregates (crushed stone, sand and gravel) through its network of approximately 350 quarries, mines and distribution yards in 28 states, Canada and The Bahamas. Martin Marietta also provides cement and downstream products and services, namely, ready mixed concrete, asphalt and paving, in vertically-integrated structured markets where the Company also has a leading aggregates position. Specifically, the Company has two cement plants and several cement distribution facilities in Texas; ready mixed concrete plants in Arizona and Texas; and asphalt plants in Arizona, California, Colorado and Minnesota. Paving services are located in California and Colorado. In addition, the Company also has one cement plant, related cement distribution terminals and ready mixed concrete operations in California that are classified as assets held for sale and reported as discontinued operations as of and for the years ended December 31, 2022 and 2021. The Company's heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement, ready mixed concrete and asphalt and paving product lines are reported collectively as the Building Materials business.

As of December 31, 2022, the Building Materials business contains the following reportable segments: East Group and West Group. The East Group consists of the East and Central divisions and operates in Alabama, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virginia, Nova Scotia and The Bahamas. The West Group is comprised of the Southwest and West divisions and operates in Arizona, Arkansas, California, Colorado, Louisiana, Oklahoma, Texas, Utah, Washington and Wyoming. The following states accounted for 64% of the Building Materials business' 2022 total revenues: Texas, Colorado, North Carolina, Minnesota and California.

The Company also operates a Magnesia Specialties business, which produces magnesia-based chemical products used in industrial, agricultural and environmental applications, and dolomitic lime sold primarily to customers for steel production and soil stabilization. Magnesia Specialties' production facilities are located in Ohio and Michigan, and products are shipped to customers domestically and worldwide.

Basis of Presentation and Use of Estimates. The Company's consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include the valuation of investments, accounts receivable, inventories, goodwill, other intangible assets and other long-lived assets, as well as assumptions used in the calculation of income tax expense, retirement and postemployment benefits, stock-based compensation, the allocation of the purchase price to the fair values of assets acquired and liabilities assumed as part of business combinations and revenue recognition for service contracts. These estimates and assumptions are based on management's judgment. Management evaluates estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Changes in credit, equity and energy markets and changes in construction activity increase the uncertainty inherent in certain estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates. Changes in estimates, including those resulting from changes in the economic environment, are reflected in the consolidated financial statements for the period in which the change in estimate occurs.

Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Partially-owned affiliates are either consolidated or accounted for using the cost method or the equity method, depending on the level of ownership interest or the Company's ability to exercise control over the affiliates' operations. Intercompany balances and transactions between subsidiaries have been eliminated in consolidation.

Revenue Recognition. Total revenues include sales of products and services provided to customers, net of discounts or allowances, if any, and include freight and delivery costs billed to customers. Product revenues are recognized when control of the promised good is transferred to unaffiliated customers, typically when finished products are shipped. Intersegment and interproduct revenues are eliminated in consolidation. Service revenues are derived from the paving business and are recognized using the percentage-of-completion method under the cost-to-cost approach. Under the cost-to-cost approach, recognized contract revenue is determined by multiplying the total estimated contract revenue by the estimated percentage of completion. Contract costs are recognized as incurred. The percentage of completion is determined on a contract-by-contract basis using project costs incurred to date as a percentage of total estimated project costs. The Company believes the cost-to-cost approach is appropriate, as the use of asphalt in a paving contract is relatively consistent with the performance of the related paving services. Paving contracts, notably with governmental entities, may contain performance bonuses based on quality specifications.



Given the uncertainty of meeting the criteria until the performance obligation is completed, performance bonuses are recognized as revenues when and if achieved. Performance bonuses were not material to the Company's consolidated results of operations for the years ended December 31, 2022, 2021 and 2020. When the Company arranges third-party freight to deliver products to customers, the Company has elected the delivery to be a fulfillment activity rather than a separate performance obligation. Further, the Company acts as a principal in the delivery arrangements and, as required by Accounting Standards Codification (ASC) 606, the related revenues and costs are presented gross in the consolidated statements of earnings and are recognized consistently with the timing of the product revenues.

Freight and Delivery Costs. Freight and delivery costs represent pass-through transportation costs incurred and paid by the Company to third-party carriers to deliver products to customers. These costs are then billed to the customers.

Cash, Cash Equivalents and Restricted Cash. Cash equivalents are comprised of highly-liquid instruments with original maturities of three months or less from the date of purchase.

As of December 31, 2022 and 2021, the Company had $0.8 million and $0.5 million, respectively, of restricted cash, which was invested in an account designated for the purchase of like-kind exchange replacement assets under Section 1031 of the Internal Revenue Code. The Company is restricted from utilizing the cash for purposes other than the purchase of qualified assets for 180 days from receipt of the proceeds from the sale of the exchanged property. Any unused cash at the end of the 180 days is transferred to unrestricted accounts of the Company and used for general corporate purposes.

The statements of cash flows reflect cash flow changes and balances for cash, cash equivalents and restricted cash on an aggregated basis. The following table reconciles cash, cash equivalents and restricted cash as reported on the consolidated balance sheets to the aggregated amounts presented on the consolidated statements of cash flows:

December 31 (in millions)	2022	2021	2020
Cash and cash equivalents	$ 358.0	$ 258.4	$ 207.3
Restricted cash	0.8	0.5	97.1
Total cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows	$ 358.8	$ 258.9	$ 304.4

Restricted Investments. At December 31, 2022, the Company had $704.6 million of restricted investments, representing assets irrevocably transferred to an escrow trust account during 2022 to satisfy and discharge the Company's $700 million of 0.650% Senior Notes due 2023 (the 0.650% Senior Notes) (see Note H). The assets in the escrow trust account may not be used for any purpose other than to satisfy the remaining interest payments and to repay the principal amount of the 0.650% Senior Notes on the maturity date of July 15, 2023. The assets transferred to the escrow trust account are invested in a U.S. Treasury securities fund (see Note I) and investment returns on those trust assets are for the account of the Company (after satisfaction of all amounts payable in connection with the 0.650% Senior Notes). The Company consolidated the trust account on its consolidated balance sheet at December 31, 2022.

Accounts Receivable. Accounts receivable are stated at cost. The Company does not typically charge interest on customer accounts receivable. The Company records an allowance for credit losses, which includes a provision for probable losses based on historical write-offs, adjusted for current conditions as deemed necessary, and a specific reserve for accounts deemed at risk. The allowance is the Company's estimate for receivables as of the balance sheet date that ultimately will not be collected. Any changes in the allowance are reflected in earnings in the period in which the change occurs. The Company writes-off accounts receivable when it becomes probable, based upon customer facts and circumstances, that such amounts will not be collected.

Inventories Valuation. Finished products and in-process inventories are stated at the lower of cost or net realizable value using standard costs, which approximate the first-in, first-out method. Carrying value for parts and supplies are determined by the weighted-average cost method. The Company records an allowance for finished product inventories based on an analysis of future demand and inventory on hand in excess of historical sales for a twelve-month period or an annual average for a period of up to five years. The Company also establishes an allowance for parts over five years old and supplies over a year old.

Post-production stripping costs, which represent costs of removing overburden and waste materials to access mineral deposits, are a component of inventory production costs and recognized as incurred.



Property, Plant and Equipment. Property, plant and equipment are stated at cost.

The estimated service lives for property, plant and equipment are as follows:

Class of Assets	Range of Service Lives
Buildings	5 to 30 years
Machinery & Equipment	2 to 20 years
Land Improvements	5 to 60 years

The Company begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Capitalized quarry development costs are classified as land improvements and depreciated over the life of the reserves.

The Company reviews relevant facts and circumstances to determine whether to capitalize or expense pre-production stripping costs when additional pits are developed at an existing quarry. If the additional pit operates in a separate and distinct area of the quarry, these costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Additionally, a separate asset retirement obligation is created for additional pits when the liability is incurred. Once a pit enters the production phase, all post-production stripping costs are charged to inventory production costs as incurred.

Mineral reserves and mineral interests acquired in connection with a business combination are valued using an income approach for the estimated life of the reserves. The Company's aggregates reserves average approximately 75 years based on the 2022 annual production level.

Depreciation is computed based on estimated service lives using the straight-line method. Depletion of mineral reserves is calculated based on proven and probable reserves using the units-of-production method on a quarry-by-quarry basis.

Property, plant and equipment are reviewed for impairment whenever facts and circumstances indicate that the carrying amount of an asset group may not be recoverable. An impairment loss is recognized if expected future undiscounted cash flows over the estimated remaining service life of the related asset group are less than the asset group's carrying value.

Repair and Maintenance Costs. Repair and maintenance costs that do not substantially extend the life of the Company's plant and equipment are expensed as incurred.

Leases. If the Company determines a contract is or contains a lease at the inception of an agreement, the Company records a right-of-use (ROU) asset, which represents the Company's right to use an underlying leased asset, and a lease liability, which represents the Company's obligation to make lease payments. The ROU asset and lease liability are recorded on the consolidated balance sheets at the present value of the future lease payments over the lease term at commencement date. The Company determines the present value of lease payments based on the implicit interest rate, which may be explicitly stated in the lease, if available, or may be the Company's estimated collateralized incremental borrowing rate based on the term of the lease. Initial ROU assets also include any lease payments made at or before commencement date and any initial direct costs incurred and are reduced by lease incentives. Certain of the Company's leases contain renewal and/or termination options. The Company recognizes renewal or termination options as part of its ROU assets and lease liabilities when the Company has the unilateral right to renew or terminate and it is reasonably certain these options will be exercised.

Some leases require the Company to pay non-lease components, which may include taxes, maintenance, insurance and certain other expenses applicable to the leased property, and are primarily variable costs. The Company accounts for lease and non-lease components as a single amount, with the exception of railcar and fleet vehicle leases, for which the Company separately accounts for the lease and non-lease components.

Leases are evaluated and determined to be either finance leases or operating leases. The lease is a finance lease if it transfers ownership to the underlying asset by the end of the lease term; includes a purchase option that is reasonably certain to be exercised; has a lease term for the major part of the remaining economic life of the underlying asset; has a present value of the sum of the lease payments (including renewal options) that equals or exceeds substantially all of the fair value of the underlying asset; or is for an underlying asset that is of a specialized nature and is expected to have no alternative use to the lessor at the end of the lease term. If none of these terms exist, the lease is an operating lease.

Leases with an initial lease term of one year or less are not recorded on the consolidated balance sheets. Costs for these leases are expensed as incurred.



In the consolidated statements of earnings, operating lease expense, which is recognized on a straight-line basis over the lease term, and the amortization of finance lease ROU assets are included in the *Cost of revenues - products and services* or *Selling, general and administrative expenses* line items in the consolidated statements of earnings. Accretion on the liabilities for finance leases is included in interest expense.

Goodwill and Other Intangible Assets. Goodwill represents the excess purchase price paid for acquired businesses over the estimated fair value of identifiable assets and liabilities. Other intangible assets represent amounts assigned principally to contractual agreements and are either amortized ratably over the useful lives to the Company or not amortized if deemed to have an indefinite useful life.

The Company's reporting units, which represent the level at which goodwill is tested for impairment, are based on the operating segments of the Building Materials business. Goodwill is assigned to the respective reporting unit(s) based on the location of acquisitions at the time of consummation. Goodwill is tested for impairment by comparing each reporting unit's fair value to its carrying value, which represents a Step-1 approach. However, prior to Step 1, the Company may perform a qualitative assessment and evaluate macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events that contribute to the fair value of a reporting unit. If the Company concludes, based on its qualitative assessment, it is more-likely-than-not (i.e., a likelihood of more than 50%) that a reporting unit's fair value is higher than its carrying value, the Company is not required to perform any further goodwill impairment testing for that reporting unit. Otherwise, the Company proceeds to Step 1, and if a reporting unit's fair value exceeds its carrying value, there is no impairment. A reporting unit with a carrying value in excess of its fair value results in an impairment charge equal to the difference.

The carrying values of goodwill and other indefinite-lived intangible assets are reviewed for impairment annually, as of October 1. An interim review is performed between annual tests if facts and circumstances indicate potential impairment. The carrying value of other amortizable intangible assets is reviewed if facts and circumstances indicate potential impairment. If a review indicates the carrying value is impaired, a charge is recorded equal to the amount by which the carrying value exceeds the fair value.

Retirement Plans and Postretirement Benefits. The Company sponsors defined benefit retirement plans and also provides other postretirement benefits. The Company recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation, of its pension plans and other postretirement benefits as an asset or liability on the consolidated balance sheets. Actuarial gains or losses that arise during the year are recognized as a component of accumulated other comprehensive earnings or loss. Those amounts are amortized over the participants' average remaining service period and recognized as a component of net periodic benefit cost. The amount amortized is determined on a plan-by-plan basis using a corridor approach and represents the excess over 10% of the greater of the projected benefit obligation or pension plan assets.

Insurance Reserves. The Company has insurance coverage with large deductibles for workers' compensation, automobile liability, marine liability and general liability claims, and is also self-insured for health claims. The Company records insurance reserves based on an actuarial-determined analysis, which calculates development factors that are applied to total case reserves within the insurance programs. While the Company believes the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience and/or significant changes in these assumptions may materially affect insurance costs.

Stock-Based Compensation. The Company has stock-based compensation plans for employees and its Board of Directors. The Company recognizes all forms of stock-based awards that vest as compensation expense. The compensation expense is the fair value of the awards at the measurement date and is recognized over the requisite service period. Forfeitures are recognized as they occur.

The fair value of restricted stock awards, incentive compensation stock awards and Board of Directors' fees paid in the form of common stock are based on the closing price of the Company's common stock on the grant dates. The fair value of performance stock awards as of the grant dates is determined using a Monte Carlo simulation methodology.

Environmental Matters. The Company records a liability for an asset retirement obligation at fair value in the period in which it is incurred. The asset retirement obligation is recorded at the acquisition date of a long-lived tangible asset if the fair value can be reasonably estimated. A corresponding amount is capitalized as part of the asset's carrying amount. The fair value is affected by management's assumptions regarding the scope of the work, inflation rates and asset retirement dates.

Further, the Company records an accrual for other environmental remediation liabilities in the period in which it is probable that a liability has been incurred and the appropriate amounts can be estimated reasonably. Such accruals are adjusted as further information develops or circumstances change. Generally, these costs are not discounted to their present value or offset for potential insurance or other claims or potential gains from future alternative uses for a site.



Income Taxes. Deferred income taxes, net, on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net of valuation allowances. Deferred tax liabilities for property, plant and equipment result from accelerated depreciation methods being used for income tax purposes as compared with the straight-line method for financial reporting purposes. Deferred tax liabilities related to goodwill and other intangibles reflect the cessation of goodwill amortization for financial reporting purposes, while amortization continued for income tax purposes. The effect of changes in enacted tax rates on deferred income tax assets and liabilities is charged or credited to income tax expense in the period of enactment.

Uncertain Tax Positions. The Company recognizes a tax benefit when it is more-likely-than-not, based on the technical merits, that a tax position would be sustained upon examination by a taxing authority. The amount to be recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The Company's unrecognized tax benefits are recorded in other liabilities on the consolidated balance sheets or as an offset to the deferred tax asset for tax carryforwards where available.

The Company records interest accrued in relation to unrecognized tax benefits as income tax expense. Penalties, if incurred, are recorded as operating expenses in the consolidated statements of earnings.

Sales Taxes. The Company is deemed to be an agent when collecting sales taxes from customers. Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the consolidated statements of earnings as revenues and expenses.

Start-Up Costs. Noncapital start-up costs for new facilities and products are charged to operations as incurred.

Consolidated Comprehensive Earnings and Accumulated Other Comprehensive Loss. Consolidated comprehensive earnings consist of consolidated net earnings, adjustments for the funded status of pension and postretirement benefit plans and foreign currency translation adjustments, and are presented in the Company's consolidated statements of comprehensive earnings.

Accumulated other comprehensive loss consists of unrecognized gains and losses related to the funded status of the pension and postretirement benefit plans and foreign currency translation and is presented on the Company's consolidated balance sheets.



The components of the changes in accumulated other comprehensive loss and related cumulative noncurrent deferred tax assets are as follows:

years ended December 31 (in millions)	Pension and Postretirement Benefit Plans	Foreign Currency	Total
		2022	
Accumulated other comprehensive loss at beginning of period	$ (97.6)	$ —	$ (97.6)
Other comprehensive earnings (loss) before reclassifications, net of tax	51.6	(2.0)	49.6
Amounts reclassified from accumulated other comprehensive loss, net of tax	9.5	—	9.5
Other comprehensive earnings (loss), net of tax	61.1	(2.0)	59.1
Accumulated other comprehensive loss at end of period	$ (36.5)	$ (2.0)	$ (38.5)
Cumulative noncurrent deferred tax assets at end of period	$ 50.1	$ —	$ 50.1

		2021	
Accumulated other comprehensive loss at beginning of period	$ (158.1)	$ (0.3)	$ (158.4)
Other comprehensive earnings before reclassifications, net of tax	51.3	0.3	51.6
Amounts reclassified from accumulated other comprehensive loss, net of tax	9.2	—	9.2
Other comprehensive earnings, net of tax	60.5	0.3	60.8
Accumulated other comprehensive loss at end of period	$ (97.6)	$ —	$ (97.6)
Cumulative noncurrent deferred tax assets at end of period	$ 69.7	$ —	$ 69.7

		2020	
Accumulated other comprehensive loss at beginning of period	$ (144.9)	$ (0.9)	$ (145.8)
Other comprehensive (loss) earnings before reclassifications, net of tax	(26.6)	0.6	(26.0)
Amounts reclassified from accumulated other comprehensive loss, net of tax	13.4	—	13.4
Other comprehensive (loss) earnings, net of tax	(13.2)	0.6	(12.6)
Accumulated other comprehensive loss at end of period	$ (158.1)	$ (0.3)	$ (158.4)
Cumulative noncurrent deferred tax assets at end of period	$ 89.4	$ —	$ 89.4

Reclassifications out of accumulated other comprehensive loss are as follows:

years ended December 31 (in millions)	2022	2021	2020	Affected line items in the consolidated statements of earnings
Pension and postretirement benefit plans:				
Settlement charge	$ 4.6	$ —	$ 3.7	
Amortization of:				
Prior service cost (credit)	4.0	—	(0.1)	
Actuarial loss	3.7	12.1	14.3	
	12.3	12.1	17.9	Other nonoperating income, net
Tax effect	(2.8)	(2.9)	(4.5)	Income tax expense
Total	$ 9.5	$ 9.2	$ 13.4	



Earnings Per Common Share. The Company computes earnings per common share (EPS) pursuant to the two-class method. The two-class method determines EPS for common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Company paid nonforfeitable dividend equivalents during the vesting period on its restricted stock awards and incentive stock awards made prior to 2016, which results in these being considered participating securities.

The numerator for basic and diluted earnings per common share is net earnings attributable to Martin Marietta, reduced by dividends and undistributed earnings attributable to the Company's participating securities. The denominator for basic earnings per common share is the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed assuming that the weighted-average number of common shares is increased by the conversion, using the treasury stock method, of awards issued to employees and nonemployee members of the Company's Board of Directors under certain stock-based compensation arrangements if the conversion is dilutive.

The following table reconciles the numerator and denominator for basic and diluted earnings from continuing operations per common share:

years ended December 31 (in millions)	2022	2021	2020
Net earnings from continuing operations attributable to Martin Marietta	$ 856.3	$ 702.0	$ 721.0
Less: distributed and undistributed earnings attributable to unvested participating securities	—	0.2	0.6
Basic and diluted net earnings from continuing operations attributable to common shareholders attributable to Martin Marietta	$ 856.3	$ 701.8	$ 720.4
Basic weighted-average common shares outstanding	62.3	62.4	62.3
Effect of dilutive employee and director awards	0.2	0.2	0.1
Diluted weighted-average common shares outstanding	62.5	62.6	62.4

Note B: Revenue Recognition

Performance Obligations. Performance obligations are contractual promises to transfer or provide a distinct good or service for a stated price. The Company's product sales agreements are single-performance obligations that are satisfied at a point in time. Performance obligations within paving service agreements are satisfied over time, primarily ranging from one day to two years. For product revenues and freight revenues, customer payment terms are generally 30 days from invoice date. Customer payments for the paving operations are based on a contractual billing schedule and are due 30 days from invoice date.

Future revenues from unsatisfied performance obligations at December 31, 2022, 2021 and 2020 were $239.2 million, $153.9 million and $110.1 million, respectively, where the remaining periods to complete these obligations ranged from two months to 34 months at December 31, 2022 and three months to 12 months at December 31, 2021 and 2020.



Revenue by Category. Service revenues, which include paving operations located in California and Colorado, were $353.7 million, $259.1 million and $287.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. The following table presents the Company's total revenues by category for each reportable segment:

years ended December 31 (in millions)	Products and Services		Freight		Total	
	2022					
East Group	$	2,324.1	$	144.0	$	2,468.1
West Group		3,128.4		260.2		3,388.6
Total Building Materials business		5,452.5		404.2		5,856.7
Magnesia Specialties		278.0		26.0		304.0
Total	$	5,730.5	$	430.2	$	6,160.7

	2021					
East Group	$	2,161.6	$	141.4	$	2,303.0
West Group		2,648.4		163.9		2,812.3
Total Building Materials business		4,810.0		305.3		5,115.3
Magnesia Specialties		274.7		24.0		298.7
Total	$	5,084.7	$	329.3	$	5,414.0

	2020					
East Group	$	1,826.6	$	122.5	$	1,949.1
West Group		2,384.6		153.5		2,538.1
Total Building Materials business		4,211.2		276.0		4,487.2
Magnesia Specialties		220.9		21.8		242.7
Total	$	4,432.1	$	297.8	$	4,729.9

Contract Balances. Costs in excess of billings relate to the conditional right to consideration for completed contractual performance and are contract assets on the consolidated balance sheets. Costs in excess of billings are reclassified to accounts receivable when the right to consideration becomes unconditional. Billings in excess of costs relate to customers invoiced in advance of contractual performance and are contract liabilities on the consolidated balance sheets. The following table presents information about the Company's contract balances:

December 31 (in millions)	**2022**		2021	
Costs in excess of billings	$	**5.1**	$	4.3
Billings in excess of costs	$	**10.5**	$	7.8

Revenues recognized from the beginning balance of contract liabilities for the years ended December 31, 2022 and 2021 were $7.7 million and $13.6 million, respectively.

Retainage, which primarily relates to the paving services, represents amounts that have been billed to customers but payment withheld until final acceptance of the performance obligation by the customer. Included in *Other current assets* on the Company's consolidated balance sheets, retainage was $13.4 million and $10.5 million at December 31, 2022 and 2021, respectively.

Note C: Business Combinations, Divestitures, Discontinued Operations and Assets and Liabilities Held for Sale

Business Combinations

Total revenues and earnings from operations attributable to continuing operations acquired in 2021 (as subsequently described) included in the consolidated statement of earnings were $338.6 million and $12.1 million, respectively, for the year ended December 31, 2021. Total acquisition and integration expenses were $57.9 million for the year ended December 31, 2021 and were primarily related to the acquisition of Lehigh Hanson, Inc.'s West Region business (Lehigh West Region).



Lehigh West Region. In October 2021, the Company completed the acquisition of Lehigh West Region for $2.26 billion. The acquisition was primarily financed using proceeds from the issuance of publicly traded debt. These operations provided an upstream, materials-led growth platform across several of the nation's largest and fastest-growing megaregions in California and Arizona, solidifying the Company's position as a leading coast-to-coast aggregates producer. The results from the acquired business are included in the Company's West Group.

The Company determined the acquisition-date fair values of assets acquired and liabilities assumed. Notably, during the year ended December 31, 2022, the Company reduced the acquisition-date fair value of intangible assets, other than goodwill, by $119.5 million; increased the acquisition-date fair value of asset retirement obligations and other liabilities assumed by $115.7 million; and increased goodwill by $233.1 million. As of December 31, 2022, the measurement period is closed. The following is a summary of the fair values of the assets acquired and the liabilities assumed as of the acquisition date:

(in millions)	
Assets:	
Inventories	$ 90.9
Property, plant and equipment[1]	847.5
Intangible assets, other than goodwill	431.5
Goodwill	1,222.3
Other assets	54.4
Total Assets	2,646.6
Liabilities:	
Asset retirement obligations	247.5
Operating and finance lease liabilities	57.5
Other liabilities	77.0
Total Liabilities	382.0
Total Consideration	$ 2,264.6

[1]. Includes mineral reserves of $332.0 million.

Goodwill represents the excess purchase price over the fair values of assets acquired and liabilities assumed and reflects projected operating synergies from the transaction, including expected overhead savings. Amortization of the goodwill generated by the transaction is deductible for income tax purposes.

The following unaudited pro forma financial information summarizes the combined results of operations for the Company and Lehigh West Region as though the companies were combined as of January 1, 2020. Financial information for periods prior to the October 1, 2021 acquisition date included in the pro forma earnings does not reflect any cost savings or associated costs to achieve such savings from operating efficiencies or synergies that may result from the combination. Consistent with the assumed acquisition date of January 1, 2020, the pro forma financial results for the year ended December 31, 2020 include acquisition and integration expenses of $46.8 million.

The unaudited pro forma financial information does not purport to project the future financial position or operating results of the combined company. The following pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place as of January 1, 2020:

years ended December 31 (in millions, except for per share data)	2021	2020
Total revenues	$ 5,755.1	$ 5,184.9
Net earnings from continuing operations attributable to Martin Marietta	$ 737.3	$ 642.4
Diluted net earnings from continuing operations per share	$ 11.78	$ 10.30

The pro forma financial information excludes the acquired cement and California ready mix businesses, which were classified as assets held for sale and reported as discontinued operations as of and for the year ended December 31, 2021.

Southern Crushed Concrete. In July 2021, the Company acquired the assets of Southern Crushed Concrete (SCC), a leading producer in the Houston area of recycled concrete, which is principally used as a base aggregates product in infrastructure, commercial and residential construction applications. The Company determined the acquisition-date fair values of the assets acquired and liabilities assumed. Notably, during the year ended December 31, 2022, the Company reduced the acquisition-date fair value of intangible assets, other than goodwill, by $64.0 million and increased goodwill by $64.7 million. As of December 31, 2022, the measurement



period is closed. Amortization of the goodwill generated by the transaction is deductible for income tax purposes. The results from the acquired business are reported in the Company's West Group and are immaterial for pro forma financial statement disclosures.

Tiller Corporation. In April 2021, the Company completed the acquisition of Tiller Corporation (Tiller), a leading aggregates and hot mix asphalt supplier in the Minneapolis/St. Paul region, one of the largest and fastest-growing midwestern metropolitan areas. The Tiller acquisition complemented the Company's existing product offerings in the surrounding areas. The Company determined the acquisition-date fair values of the assets acquired and liabilities assumed. As of December 31, 2022, the measurement period is closed. Amortization of the goodwill generated by the transaction is deductible for income tax purposes. The results from the acquired business are reported in the Company's East Group and are immaterial for pro forma financial statement disclosures.

Divestitures

On August 9, 2022, the Company announced a definitive agreement to sell its Tehachapi, California cement plant and related distribution terminals for $350.0 million in cash, subject to regulatory approval and customary closing conditions. These operations are classified as assets held for sale and reported as discontinued operations as of and for the years ended December 31, 2022 and 2021.

In June 2022, the Company completed the sale of the Redding, California cement plant, related cement distribution terminals and 14 California ready mix operations for $235.0 million in cash. In addition, on July 15, 2022, the Company sold its interest in a joint venture that operates a cement distribution terminal for $15.0 million. These businesses were previously classified as assets held for sale.

In April 2022, the Company divested its Colorado and Central Texas ready mixed concrete operations to Smyrna Ready Mix Concrete LLC. This transaction optimized the Company's aggregates-led portfolio and improved its ability to generate more attractive margins over the long term by reducing both business cyclicality and exposure to raw material cost inflation. The transaction resulted in a pretax gain of $151.9 million, which is included in *Other operating income, net,* on the Company's consolidated statement of earnings for the year ended December 31, 2022 and is inclusive of expenses incurred due to the divestiture. The divested operations and the gain on divestiture are all reported in the West Group.

Discontinued Operations

Discontinued operations are comprised of the cement and California ready mix businesses acquired as part of the Lehigh West Region transaction. Financial results for the Company's discontinued operations were as follows:

years ended December 31 (in millions)	2022	2021
Total revenues	$ 308.6	$ 79.2
Pretax earnings from operations	$ 16.2	$ 6.6
Pretax loss on divestiture	(0.7)	(6.0)
Pretax earnings	15.5	0.6
Income tax expense	5.0	0.1
Earnings from discontinued operations, net of income tax expense	$ 10.5	$ 0.5

Total cash provided by operating and investing activities for discontinued operations was $202.8 million in 2022, which included $249.9 million of proceeds from divestitures and $15.5 million of capital expenditures. Total cash used for operating and investing activities for 2021 was $11.9 million.

Assets and Liabilities Held for Sale

Assets and liabilities held for sale at December 31, 2022 included a cement plant in Tehachapi, California; related cement distribution terminals; the California ready mixed concrete plants not sold as part of the aforementioned Redding transaction; and certain investment properties. At December 31, 2021, assets and liabilities held for sale also included the Redding, California cement plant, related cement distribution terminals and 14 California ready mix operations that were sold in June 2022.



Assets and liabilities held for sale were as follows:

December 31 (in millions)	2022			2021		
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Inventories, net	$ —	$ 31.3	$ 31.3	$ —	$ 53.1	$ 53.1
Investment land	40.6	—	40.6	32.7	—	32.7
Other assets	—	1.3	1.3	—	16.4	16.4
Total current assets held for sale	$ 40.6	$ 32.6	$ 73.2	$ 32.7	$ 69.5	$ 102.2
Property, plant and equipment	$ —	$ 124.5	$ 124.5	$ —	$ 226.0	$ 226.0
Intangible assets, excluding goodwill	—	208.5	208.5	—	264.9	264.9
Operating lease right-of-use assets	—	12.1	12.1	—	18.1	18.1
Goodwill	—	31.9	31.9	—	109.3	109.3
Other assets	—	—	—	—	4.6	4.6
Valuation allowance for loss on sale	—	(4.5)	(4.5)	—	(6.0)	(6.0)
Total noncurrent assets held for sale	$ —	$ 372.5	$ 372.5	$ —	$ 616.9	$ 616.9
Lease obligations	$ —	$ (4.5)	$ (4.5)	$ —	$ (7.5)	$ (7.5)
Total current liabilities held for sale	$ —	$ (4.5)	$ (4.5)	$ —	$ (7.5)	$ (7.5)
Lease obligations	$ —	$ (4.1)	$ (4.1)	$ —	$ (22.0)	$ (22.0)
Asset retirement obligations	—	(17.7)	(17.7)	—	(31.5)	(31.5)
Total noncurrent liabilities held for sale	$ —	$ (21.8)	$ (21.8)	$ —	$ (53.5)	$ (53.5)

Note D: Goodwill and Other Intangible Assets

The following table shows the changes in goodwill by reportable segment and in total:

December 31 (in millions)	East Group	West Group	Total
	2022		
Balance at beginning of period	$ 759.4	$ 2,735.0	$ 3,494.4
Acquisitions	—	3.7	3.7
Goodwill reclassified from assets held for sale	—	8.1	8.1
Divestitures	—	(159.7)	(159.7)
Measurement period adjustments	5.0	298.0	303.0
Balance at end of period	$ 764.4	$ 2,885.1	$ 3,649.5

	2021		
Balance at beginning of period	$ 572.5	$ 1,841.5	$ 2,414.0
Acquisitions	186.9	893.5	1,080.4
Balance at end of period	$ 759.4	$ 2,735.0	$ 3,494.4



Intangible assets subject to amortization consist of the following:

December 31 (in millions)	Gross Amount		Accumulated Amortization		Net Balance	
			2022			
Noncompetition agreements	$	4.1	$	(4.0)	$	0.1
Customer relationships		423.7		(62.7)		361.0
Operating permits		502.2		(61.4)		440.8
Use rights and other		13.9		(12.4)		1.5
Trade names		23.3		(14.7)		8.6
Total	$	967.2	$	(155.2)	$	812.0

			2021			
Noncompetition agreements	$	4.2	$	(4.1)	$	0.1
Customer relationships		425.3		(49.2)		376.1
Operating permits		697.3		(56.6)		640.7
Use rights and other		16.3		(13.9)		2.4
Trade names		23.3		(13.6)		9.7
Total	$	1,166.4	$	(137.4)	$	1,029.0

Intangible assets subject to amortization decreased in 2022 due to measurement period adjustments to acquisition-date fair values and the divestiture of the Company's Colorado and Central Texas ready mixed concrete businesses (see Note C).

Intangible assets deemed to have an indefinite life that are therefore not amortized consist of the following:

December 31 (in millions)	Building Materials Business		Magnesia Specialties		Total	
			2022			
Operating permits	$	6.6	$	—	$	6.6
Use rights		26.7		—		26.7
Trade names		—		2.5		2.5
Total	$	33.3	$	2.5	$	35.8

			2021			
Operating permits	$	6.6	$	—	$	6.6
Use rights		26.7		—		26.7
Trade names		0.2		2.5		2.7
Total	$	33.5	$	2.5	$	36.0

Total amortization expense for intangible assets for the years ended December 31, 2022, 2021 and 2020 was $26.6 million, $24.0 million and $13.4 million, respectively. The intangible assets classified as held for sale are not being amortized.

The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

(in millions)		
2023	$	28.1
2024		28.0
2025		27.9
2026		26.6
2027		25.8
Thereafter		675.6
Total	$	812.0



Note E: Accounts Receivable, Net

December 31 (in millions)	2022		2021	
Customer receivables	$	**781.0**	$	767.5
Other current receivables		**15.9**		12.3
Total accounts receivable		**796.9**		779.8
Less: allowance for estimated credit losses		**(11.0)**		(5.8)
Accounts receivable, net	$	**785.9**	$	774.0

Of the total accounts receivable, net, balances, $3.0 million and $4.5 million at December 31, 2022 and 2021, respectively, were due from unconsolidated affiliates.

Note F: Inventories, Net

December 31 (in millions)	2022		2021	
Finished products	$	**932.4**	$	713.3
Products in process		**24.8**		30.1
Raw materials		**71.7**		69.6
Supplies and expendable parts		**153.1**		153.9
Total inventories		**1,182.0**		966.9
Less: allowances		**(308.3)**		(214.3)
Inventories, net	$	**873.7**	$	752.6

Note G: Property, Plant and Equipment, Net

December 31 (in millions)	2022		2021	
Land and land improvements	$	**1,519.2**	$	1,530.1
Mineral reserves and interests		**2,917.8**		2,924.5
Buildings		**164.1**		169.6
Machinery and equipment		**5,484.5**		5,357.7
Construction in progress		**338.5**		162.2
Finance lease right-of-use assets		**236.9**		225.9
Total property, plant and equipment		**10,661.0**		10,370.0
Less: accumulated depreciation, depletion and amortization		**(4,344.3)**		(4,032.0)
Property, plant and equipment, net	$	**6,316.7**	$	6,338.0

Depreciation, depletion and amortization expense related to property, plant and equipment was $472.8 million, $422.4 million and $376.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Depreciation, depletion and amortization expense includes amortization of right-of-use assets from finance leases.

Interest of $2.7 million, $5.6 million and $4.2 million was capitalized during 2022, 2021 and 2020, respectively.

At December 31, 2022 and 2021, $38.4 million and $44.9 million, respectively, of the Building Materials business' property, plant and equipment, net, were located in foreign countries, namely The Bahamas and Canada.



Note H: Long-Term Debt

December 31 (in millions)	2022	2021
0.650% Senior Notes, due 2023 (discharged)	$ 699.1	$ 697.4
4.250% Senior Notes, due 2024	398.9	398.3
7% Debentures, due 2025	124.7	124.6
3.450% Senior Notes, due 2027	298.3	297.9
3.500% Senior Notes, due 2027	491.5	496.4
2.500% Senior Notes, due 2030	470.5	491.1
2.400% Senior Notes, due 2031	888.6	891.8
6.25% Senior Notes, due 2037	228.4	228.3
4.250% Senior Notes, due 2047	590.2	592.1
3.200% Senior Notes, due 2051	849.8	882.9
Other notes	—	0.1
Total debt	5,040.0	5,100.9
Less: current maturities	(699.1)	(0.1)
Long-term debt	$ 4,340.9	$ 5,100.8

On September 29, 2022, the Company satisfied and discharged the 0.650% Senior Notes, which were issued in July 2021. In connection with the satisfaction and discharge, the Company irrevocably deposited funds with Regions Bank, as trustee under the indenture governing the 0.650% Senior Notes, in an amount sufficient to satisfy all remaining principal and interest payments on the 0.650% Senior Notes. Holders of the 0.650% Senior Notes will receive payment of principal on the scheduled maturity date and payment of interest at the per annum rate (and on the dates) set forth in the 0.650% Senior Notes indenture. The Company utilized existing cash resources to fund the satisfaction and discharge. As a result of the satisfaction and discharge, the obligations of the Company under the indenture with respect to the 0.650% Senior Notes have been terminated, except those provisions of the indenture that, by their terms, survive the satisfaction and discharge. Because the discharge did not represent a legal defeasance, the 0.650% Senior Notes remain on the Company's consolidated balance sheet at December 31, 2022 and will continue to accrete to their par value over the period until maturity in July 2023. Additionally, the related trust assets are included in *Restricted investments (to satisfy discharged debt and related interest)* on the Company's consolidated balance sheet at December 31, 2022.

In July 2021, the Company issued the 0.650% Senior Notes, $900.0 million aggregate principal amount of 2.400% Senior Notes due 2031 (the 2.400% Senior Notes) and $900.0 million aggregate principal amount of 3.200% Senior Notes due 2051 (the 3.200% Senior Notes). The Company used the net proceeds to pay the consideration for the acquisition of the Lehigh West Region business and for general corporate purposes. See Note C for more information on the Lehigh West Region acquisition.

The Company's 4.250% Senior Notes due 2024, 7% Debentures due 2025, 3.450% Senior Notes due 2027, 3.500% Senior Notes due 2027, 2.500% Senior Notes due 2030, 2.400% Senior Notes due 2031, 6.25% Senior Notes due 2037, 4.250% Senior Notes due 2047 and 3.200% Senior Notes due 2051 (collectively, the Senior Notes) are senior unsecured obligations of the Company, ranking equal in right of payment with the Company's existing and future unsubordinated indebtedness. The Senior Notes, with the exception of the 7% Debentures due 2025 and the 6.25% Senior Notes due 2037, are redeemable prior to their respective par call dates, as defined, at a make-whole redemption price, and at a price equal to 100% of the principal amount after their respective par call dates and prior to their respective maturity dates. The 6.25% Senior Notes due 2037 are redeemable in whole at any time or in part from time to time at a make-whole redemption price. Upon a change-of-control repurchase event and a resulting below-investment-grade credit rating, the Company would be required to make an offer to repurchase all outstanding Senior Notes, with the exception of the 7% Debentures due 2025, at a price in cash equal to 101% of the principal amount of the Senior Notes, plus any accrued and unpaid interest.

During the year ended December 31, 2022, the Company repurchased $67.7 million (par value) of it Senior Notes.



The Senior Notes, including the discharged 0.650% Senior Notes, are carried net of original issue discount, which is being amortized by the effective interest method over the life of the issue. The principal amount, effective interest rate and maturity date for the Senior Notes, including the discharged 0.650% Senior Notes, are as follows:

	Principal Amount (in millions)	Effective Interest Rate	Maturity Date
0.650% Senior Notes (discharged)	$ 700.0	0.78%	July 15, 2023
4.250% Senior Notes	$ 400.0	4.40%	July 2, 2024
7% Debentures	$ 125.0	7.05%	December 1, 2025
3.450% Senior Notes	$ 300.0	3.55%	June 1, 2027
3.500% Senior Notes	$ 494.6	3.61%	December 15, 2027
2.500% Senior Notes	$ 478.0	2.70%	March 15, 2030
2.400% Senior Notes	$ 895.9	2.48%	July 15, 2031
6.25% Senior Notes	$ 230.0	6.32%	May 1, 2037
4.250% Senior Notes	$ 597.9	4.32%	December 15, 2047
3.200% Senior Notes	$ 865.9	3.29%	July 15, 2051

The Company has a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Deutsche Bank Securities, Inc., PNC Bank, Truist Bank and Wells Fargo Bank, N.A., as Syndication Agents, and the lenders party thereto (the Credit Agreement), which provides for a $800.0 million five-year senior unsecured revolving facility (the Revolving Facility). Borrowings under the Revolving Facility bear interest, at the Company's option, at rates based upon the Secured Overnight Financing Rate (SOFR) or a base rate, plus, for each rate, a margin determined in accordance with a ratings-based pricing grid. There were no borrowings outstanding under the Credit Agreement as of December 31, 2022 and 2021. On December 22, 2022, the Company amended the Credit Agreement to replace the London InterBank Offered Rate (LIBOR) with SOFR as the interest rate benchmark and extend the maturity date to December 21, 2027. Any outstanding principal amounts, together with interest accrued thereon, are due in full on that maturity date. Available borrowings under the Revolving Facility are reduced by any outstanding letters of credit issued by the Company under the Revolving Facility. At December 31, 2022 and 2021, the Company had $2.6 million of outstanding letters of credit issued and $797.4 million available for borrowing under the Revolving Facility. The Company paid the bank group an upfront loan commitment fee that is being amortized over the life of the Revolving Facility. The Revolving Facility includes an annual facility fee.

The Credit Agreement requires the Company's ratio of consolidated net debt-to-consolidated earnings before interest, taxes, depreciation, depletion and amortization, as defined, for the trailing-twelve months (the Ratio) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio any debt incurred in connection with certain acquisitions during the quarter or three preceding quarters so long as the Ratio calculated without such exclusion does not exceed 4.00x. Additionally, if no amounts are outstanding under the Revolving Facility or the Company's trade receivable securitization facility (discussed later), consolidated debt, as defined, which includes debt for which the Company is a guarantor (see Note O), shall be reduced in an amount equal to the lesser of $500.0 million or the sum of the Company's unrestricted cash and temporary investments, for purposes of the covenant calculation. The Company was in compliance with the Ratio at December 31, 2022.

The Company, through a wholly-owned special-purpose subsidiary, has a $400.0 million trade receivable securitization facility (the Trade Receivable Facility). On September 21, 2022, the Company extended the maturity to September 20, 2023. The Trade Receivable Facility, with Truist Bank, Regions Bank, PNC Bank, N.A., MUFG Bank, Ltd., New York Branch, and certain other lenders that may become a party to the facility from time to time, is backed by eligible trade receivables, as defined. Borrowings are limited to the lesser of the facility limit or the borrowing base, as defined. These receivables are originated by the Company and then sold or contributed to the wholly-owned special-purpose subsidiary. The Company continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary. Borrowings under the Trade Receivable Facility bear interest at a rate equal to asset-backed commercial paper costs of conduit lenders plus 0.65% for borrowings funded by conduit lenders and Adjusted Term Secured Overnight Financing Rate (Adjusted Term SOFR), as defined, plus 0.7%, subject to change in the event that this rate no longer reflects the lender's cost of lending, for borrowings funded by all other lenders. The Trade Receivable Facility contains a cross-default provision to the Company's other debt agreements. Subject to certain conditions, including lenders providing the requisite commitments, the Trade Receivable Facility may be increased to a borrowing base not to exceed $500 million. At December 31, 2022 and 2021, there were no borrowings outstanding under the Trade Receivable Facility.



The Company's long-term debt maturities, including the discharged 0.650% Senior Notes, for the five years following December 31, 2022, and thereafter are:

(in millions)		
2023	$	699.1
2024		398.9
2025		124.7
2026		—
2027		789.8
Thereafter		3,027.5
Total	$	5,040.0

Note I: Financial Instruments

The Company's financial instruments include temporary cash investments, restricted cash, restricted investments, accounts receivable, notes receivable, accounts payable, publicly-registered long-term notes, debentures and other long-term debt.

Temporary cash investments are placed primarily in money market funds, money market demand deposit accounts and Eurodollar time deposit accounts with financial institutions. The Company's cash equivalents have maturities of less than three months. Due to the short maturity of these investments, they are carried on the consolidated balance sheets at cost, which approximates fair value.

Restricted cash is held in a trust account with a third-party intermediary. Due to the short-term nature of this account, the carrying value of restricted cash approximates its fair value.

Restricted investments are held in a fund that invests solely in U.S. Treasury securities. The estimated fair value of the fund is valued at net asset value, which the fund seeks to maintain at one dollar per share. As such, the carrying value of the restricted investments approximates its fair value. The Company is restricted from accessing the investments, which will be used to settle the 0.650% Senior Notes and related interest payments. Investment returns on those trust assets are for the account of the Company if there are any after satisfaction of all amounts payable in connection with the 0.650% Senior Notes.

Accounts receivable are due from a large number of customers, primarily in the construction industry, and are dispersed across wide geographic and economic regions. However, accounts receivable are more heavily concentrated in certain states, namely Texas, Colorado, North Carolina, Minnesota and California. The carrying values of accounts receivable approximate their fair values.

Notes receivable are primarily promissory notes with customers and are not publicly traded. Management estimates that the carrying value of notes receivable approximates its fair value.

Accounts payable represent amounts owed to suppliers and vendors. The estimated carrying value of accounts payable approximates its fair value due to the short-term nature of the payables.

The carrying values and fair values of the Company's long-term debt were $5.04 billion and $4.36 billion, respectively, at December 31, 2022 and $5.10 billion and $5.45 billion, respectively, at December 31, 2021. The estimated fair value of the Company's publicly-registered long-term debt was estimated based on Level 1 of the fair value hierarchy using quoted market prices. The carrying values of other borrowings, which primarily represent variable-rate debt, approximate their fair value as the interest rates reset periodically.



Note J: Income Taxes

The components of the Company's income tax expense from continuing operations are as follows:

years ended December 31 (in millions)	2022	2021	2020
Federal income taxes:			
Current	$ 174.9	$ 66.3	$ 91.9
Deferred	18.0	61.4	45.4
Total federal income taxes	192.9	127.7	137.3
State income taxes:			
Current	35.1	18.7	21.0
Deferred	5.3	6.5	8.7
Total state income taxes	40.4	25.2	29.7
Foreign income taxes:			
Current	1.2	—	1.2
Deferred	0.3	0.3	—
Total foreign income taxes	1.5	0.3	1.2
Income tax expense	$ 234.8	$ 153.2	$ 168.2

For the years ended December 31, 2022, 2021 and 2020, there was a foreign pretax loss of $2.3 million, and earnings of $7.5 million and $8.9 million, respectively.

The Company's effective income tax rate on continuing operations varied from the statutory United States income tax rate because of the following tax differences:

years ended December 31	2022	2021	2020
Statutory income tax rate	21.0%	21.0%	21.0%
(Reduction) increase resulting from:			
Effect of statutory depletion	(2.4)	(3.5)	(2.8)
State income taxes, net of federal tax benefit	2.9	2.3	2.6
Federal tax credits	(0.9)	(1.4)	(1.3)
Other items	0.9	(0.5)	(0.6)
Effective income tax rate	21.5%	17.9%	18.9%

The higher 2022 effective tax rate versus 2021 and 2020 was primarily driven by the impact of the divestiture of the Colorado and Central Texas ready mixed concrete businesses.

The statutory depletion deduction for all years is calculated as a percentage of sales, subject to certain limitations. Due to these limitations, the impact of changes in the sales volumes and earnings may not proportionately affect the Company's statutory depletion deduction and the corresponding impact on the effective income tax rate.

In 2022, 2021 and 2020, the Company financed third-party railroad track maintenance. In exchange, the Company received federal income tax credits and tax deductions.



The principal components of the Company's deferred tax assets and liabilities are as follows:

December 31	Deferred Assets (Liabilities)	
(in millions)	**2022**	2021
Deferred tax assets related to:		
Inventories	$ **85.5**	$ 100.2
Valuation and other reserves	**30.9**	23.3
Net operating loss carryforwards	**3.6**	2.6
Accumulated other comprehensive loss	**50.1**	69.7
Lease liabilities	**139.6**	150.1
Other items, net	**1.9**	2.2
Gross deferred tax assets	**311.6**	348.1
Valuation allowance on deferred tax assets	**(2.6)**	(2.8)
Total net deferred tax assets	**309.0**	345.3
Deferred tax liabilities related to:		
Property, plant and equipment	**(843.8)**	(840.6)
Goodwill and other intangibles	**(143.9)**	(160.2)
Right-of-use assets	**(140.8)**	(155.2)
Partnerships and joint ventures	**(32.5)**	(29.1)
Employee benefits	**(62.3)**	(55.5)
Total deferred tax liabilities	**(1,223.3)**	(1,240.6)
Deferred income taxes, net	$ **(914.3)**	$ (895.3)

The Company had $1.3 million of domestic federal net operating loss (NOL) carryforwards at December 31, 2022 and 2021. The Company had domestic state NOL carryforwards of $55.3 million and $40.7 million at December 31, 2022 and 2021, respectively. These carryforwards have various expiration dates through 2042. At December 31, 2022 and 2021, deferred tax assets associated with these carryforwards were $3.6 million and $2.6 million, respectively, net of the federal benefit of the state deduction, for which valuation allowances of $2.1 million and $2.2 million, respectively, were recorded. The Company also had domestic state tax credit carryforwards of $1.3 million and $0.9 million at December 31, 2022 and 2021, respectively, which have various expiration dates through 2042. At December 31, 2022 and 2021, deferred tax assets associated with these carryforwards were $1.0 million and $0.7 million, respectively, net of the federal benefit of the state deduction.

The Company expects to reinvest the earnings from its wholly-owned Canadian and Bahamian subsidiaries indefinitely, and accordingly, has not provided deferred taxes on the subsidiaries' undistributed net earnings or basis differences. The Company believes that the tax liability that would be incurred upon repatriation was immaterial at December 31, 2022 and 2021.

The following table summarizes the Company's unrecognized tax benefits, excluding interest and correlative effects of $0.2 million for the years ended December 31, 2022, 2021 and 2020:

years ended December 31			
(in millions)	**2022**	2021	2020
Unrecognized tax benefits at beginning of year	$ **5.4**	$ 8.2	$ 25.5
Gross increases – tax positions in prior years	**—**	0.5	0.2
Gross decreases – tax positions in prior years	**—**	—	—
Gross increases – tax positions in current year	**0.2**	0.1	0.1
Gross decreases – tax positions in current year	**—**	—	(0.2)
Lapse of statute of limitations	**(2.0)**	(3.4)	(17.4)
Unrecognized tax benefits at end of year	$ **3.6**	$ 5.4	$ 8.2
Amount that, if recognized, would favorably impact the effective tax rate	$ **3.7**	$ 5.5	$ 6.4



Unrecognized tax benefits are reversed as a discrete event if an examination of applicable tax returns is not initiated by a federal or state tax authority within the statute of limitations or upon effective settlement with federal or state tax authorities. For the year ended December 31, 2022, $2.1 million was reversed into income upon the statute of limitations expiration for 2018. For the year ended December 31, 2021, $1.6 million was reversed into income upon the statute of limitations expiration for 2017. For the year ended December 31, 2020, $9.7 million was reversed into income upon the statute of limitations expiration for 2016 and all prior open tax years. Management believes its accrual for unrecognized tax benefits is sufficient to cover uncertain tax positions reviewed during audits by taxing authorities.

The Company anticipates that it is reasonably possible that its unrecognized tax benefits may decrease up to $2.0 million, excluding interest and correlative effects, during the twelve months ending December 31, 2023, due to the expiration of the statutes of limitations for the 2019 tax year.

The Company's tax years subject to federal, state or foreign examinations are 2018 through 2022.

Note K: Retirement Plans, Postretirement and Postemployment Benefits

The Company sponsors defined benefit retirement plans that cover substantially all employees. Additionally, the Company provides other postretirement benefits for certain employees, including medical benefits for retirees and their spouses and retiree life insurance. Employees starting on or after January 1, 2002 are not eligible for postretirement welfare plans. The Company also provides certain benefits, such as disability benefits, to former or inactive employees after employment but before retirement.

The measurement date for the Company's defined benefit plans, postretirement benefit plans and postemployment benefit plans is December 31. During 2022, the Company amended its qualified pension plan to provide an enhanced benefit for eligible hourly active participants who retire subsequent to April 30, 2022, which resulted in a remeasurement of the qualified pension plan as of February 28, 2022. The remeasurement increased the defined benefit plans' unrecognized prior service cost by $47.6 million.

Defined Benefit Retirement Plans. Defined retirement benefits for salaried employees are based on each employee's years of service and average compensation for a specified period of time before retirement. Defined retirement benefits for hourly employees are generally stated amounts for specified periods of service.

The Company sponsors a Supplemental Excess Retirement Plan (SERP) that generally provides for the payment of retirement benefits in excess of allowable Internal Revenue Code limits. The SERP generally provides for a lump-sum payment of vested benefits. When these benefit payments exceed the sum of the service and interest costs for the SERP during a year, the Company recognizes a pro rata portion of the SERP's unrecognized actuarial loss as settlement expense.

The net periodic benefit cost of defined benefit plans includes the following components:

years ended December 31 (in millions)		2022		2021		2020
Service cost	$	48.1	$	46.2	$	39.2
Interest cost		41.2		35.7		37.1
Expected return on assets		(77.3)		(70.5)		(58.4)
Amortization of:						
Prior service cost		4.9		0.8		0.7
Actuarial loss		3.9		12.2		14.5
Settlement charge		4.6		—		3.7
Net periodic benefit cost	$	25.4	$	24.4	$	36.8

The components of net periodic benefit cost, other than service cost, are included in the line item *Other nonoperating income, net*, in the consolidated statements of earnings. Based on the roles of the employees, service cost is included in *Cost of revenues – products and services* or *Selling, general and administrative expenses* line items in the consolidated statements of earnings.

The expected return on assets is calculated by applying an annually selected expected long-term rate of return assumption to the estimated fair value of the plan assets during the year, giving consideration to contributions and benefits paid.



The Company recognized the following amounts in consolidated comprehensive earnings:

years ended December 31 (in millions)		2022		2021		2020
Actuarial (gain) loss	$	(114.5)	$	(67.5)	$	34.7
Prior service cost		48.1		—		—
Amortization of:						
Prior service cost		(4.9)		(0.8)		(0.7)
Actuarial loss		(3.9)		(12.2)		(14.5)
Settlement charge		(4.6)		—		(3.7)
Total	$	(79.8)	$	(80.5)	$	15.8

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit cost:

December 31 (in millions)		2022 Gross		Net of tax		2021 Gross		Net of tax
Prior service cost	$	48.2	$	20.3	$	5.1	$	3.0
Actuarial loss		43.2		18.2		166.2		97.0
Total	$	91.4	$	38.5	$	171.3	$	100.0

The defined benefit plans' change in projected benefit obligation is as follows:

years ended December 31 (in millions)		2022		2021
Net projected benefit obligation at beginning of year	$	1,135.5	$	1,111.9
Service cost		48.1		46.2
Interest cost		41.2		35.7
Actuarial gain		(363.3)		(16.2)
Gross benefits paid		(52.0)		(42.1)
Plan amendments		48.1		—
Net projected benefit obligation at end of year	$	857.6	$	1,135.5

The actuarial gain in 2022 was primarily attributable to a higher discount rate compared with the prior year.

The Company's change in plan assets, funded status and amounts recognized on the Company's consolidated balance sheets are as follows:

years ended December 31 (in millions)		2022		2021
Fair value of plan assets at beginning of year	$	1,200.3	$	1,037.9
Actual return on plan assets, net		(171.4)		121.7
Employer contributions		90.2		82.8
Gross benefits paid		(52.0)		(42.1)
Fair value of plan assets at end of year	$	1,067.1	$	1,200.3

December 31 (in millions)		2022		2021
Funded status of the plan at end of year	$	209.5	$	64.8
Accrued benefit credit	$	209.5	$	64.8



December 31 (in millions)		2022		2021
Amounts recognized on consolidated balance sheets consist of:				
Noncurrent asset	$	295.3	$	179.2
Current liability		(6.8)		(14.8)
Noncurrent liability		(79.0)		(99.6)
Net amount recognized at end of year	$	209.5	$	64.8

The accumulated benefit obligation for all defined benefit pension plans was $789.6 million and $1.00 billion at December 31, 2022 and 2021, respectively.

Benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

December 31 (in millions)		2022		2021
Projected benefit obligation	$	86.3	$	115.0
Accumulated benefit obligation	$	79.5	$	101.8
Fair value of plan assets	$	0.5	$	0.7

Weighted-average assumptions used to determine benefit obligations as of December 31 are:

	2022	2021
Discount rate	5.88%	3.23%
Rate of increase in future compensation levels	4.50%	4.50%

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are:

	2022	2021	2020
Discount rate	3.44%	3.16%	3.69%
Rate of increase in future compensation levels	4.50%	4.50%	4.50%
Expected long-term rate of return on assets	6.75%	6.75%	6.75%

The expected long-term rate of return on assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets.

As of December 31, 2022 and 2021, the Company estimated the remaining lives of participants in the pension plans using the Pri-2012 Base tables. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants; both tables were adjusted to reflect the experience of the Company's participants. The Company used the MP-2020 mortality improvement scale for the years 2022 and 2021.

Retirement plan assets are invested in listed stocks, bonds, real estate, private infrastructure and cash equivalents. The target allocation for 2022 and the actual pension plan asset allocation by asset class are as follows:

	Percentage of Plan Assets		
	2022 Target Allocation	December 31	
Asset Class		2022	2021
Equity securities	56%	54%	59%
Debt securities	28%	24%	27%
Real estate	10%	14%	7%
Private infrastructure	6%	8%	7%
Total	100%	100%	100%

The Company's investment strategy is for equity securities to be invested in mid-sized to large capitalization U.S. funds, and small capitalization, international and emerging growth funds. Debt securities, or fixed income investments, are invested in funds benchmarked to the Barclays U.S. Aggregate Bond Index.



The fair values of pension plan assets by asset class and fair value hierarchy level are as follows:

	Fair Value Measurements				
December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value	Total Fair Value
(in millions)	2022				
Equity securities[1]:					
Mid-sized to large cap	$ —	$ —	$ —	$ 291.6	$ 291.6
Small cap, international and emerging growth funds	—	—	—	287.2	287.2
Debt securities[1]:					
Core fixed income	—	—	—	249.1	249.1
Real estate	—	—	—	151.5	151.5
Private infrastructure	—	—	—	83.1	83.1
Cash equivalents	0.2	—	—	4.4	4.6
Total	$ 0.2	$ —	$ —	$ 1,066.9	$ 1,067.1

	2021				
Equity securities[1]:					
Mid-sized to large cap	$ —	$ —	$ —	$ 351.6	$ 351.6
Small cap, international and emerging growth funds	—	—	—	354.5	354.5
Debt securities[1]:					
Core fixed income	—	—	—	319.3	319.3
Real estate	—	—	—	86.6	86.6
Private infrastructure	—	—	—	78.5	78.5
Hedge funds	—	—	—	5.9	5.9
Cash equivalents	3.9	—	—	—	3.9
Total	$ 3.9	$ —	$ —	$ 1,196.4	$ 1,200.3

[1]. These investments are common collective investment trusts valued using the net asset value (NAV) unit price provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund.

Real estate investments are stated at estimated fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Real estate investments are valued at NAV based on the plan's proportionate shares of the real estate funds' fair value as recorded by the trustees/general partner of the funds. The funds are real estate investment trust based funds that offer participation in an actively managed, primarily core portfolio of equity real estate. The funds allocate gains, losses and expenses to investors based on the ownership percentage to determine the NAV. Private infrastructure assets represent investments in a fund that is stated at fair value. For financial assets in the fund that are actively traded in organized financial markets, fair value is based on exchange-quoted market prices. For investments in a fund for which there is no quoted market price, fair value is determined by the trustees/general partner of the fund based on discounted expected future cash flows prepared by third-party professionals. The value of hedge funds is based on the values of the sub-fund investments. In determining the fair value of each sub-fund's investment, the hedge funds' board of trustees uses the values provided by the sub-funds and any other considerations that may, in its judgment, increase or decrease such estimated value.

In 2022 and 2021, the Company made combined pension plan and SERP contributions of $90.2 million and $82.8 million, respectively. The Company currently estimates that it will contribute $36.5 million to its pension plans in 2023.



The expected benefit payments to be paid from plan assets for each of the next five years and the five-year period thereafter are as follows:

(in millions)		
2023	$	51.0
2024	$	52.9
2025	$	53.5
2026	$	55.3
2027	$	58.3
Years 2028 -2032	$	316.9

Postretirement Benefits. The net periodic benefit credit for postretirement plans includes the following components:

years ended December 31 (in millions)	2022		2021		2020	
Interest cost	$	0.4	$	0.3	$	0.4
Amortization of:						
Prior service credit		(0.9)		(0.8)		(0.8)
Actuarial gain		(0.2)		(0.1)		(0.2)
Total net periodic benefit credit	$	(0.7)	$	(0.6)	$	(0.6)

The components of net periodic benefit credit, other than service cost, are included in the line item *Other nonoperating income, net,* in the consolidated statements of earnings.

The Company recognized the following amounts in consolidated comprehensive earnings:

years ended December 31 (in millions)	2022		2021		2020	
Actuarial (gain) loss	$	(2.0)	$	(0.6)	$	0.5
Amortization of:						
Prior service credit		0.9		0.8		0.8
Actuarial gain		0.2		0.1		0.2
Total	$	(0.9)	$	0.3	$	1.5

Accumulated other comprehensive loss includes the following amounts that have not yet been recognized in net periodic benefit credit:

December 31 (in millions)	2022				2021			
	Gross		Net of tax		Gross		Net of tax	
Prior service credit	$	(0.7)	$	(0.3)	$	(1.5)	$	(0.9)
Actuarial gain		(4.1)		(1.7)		(2.4)		(1.4)
Total	$	(4.8)	$	(2.0)	$	(3.9)	$	(2.3)

The postretirement health care plans' change in benefit obligation is as follows:

years ended December 31 (in millions)	2022		2021	
Net benefit obligation at beginning of year	$	11.4	$	12.6
Interest cost		0.4		0.3
Participants' contributions		0.6		0.6
Actuarial gain		(1.9)		(0.6)
Gross benefits paid		(1.6)		(1.5)
Net benefit obligation at end of year	$	8.9	$	11.4



The postretirement health care plans' change in plan assets, funded status and amounts recognized on the Company's consolidated balance sheets are as follows:

years ended December 31 (in millions)	2022	2021
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	1.0	0.9
Participants' contributions	0.6	0.6
Gross benefits paid	(1.6)	(1.5)
Fair value of plan assets at end of year	$ —	$ —

December 31 (in millions)	2022	2021
Funded status of the plan at end of year	$ (8.9)	$ (11.4)
Accrued benefit cost	$ (8.9)	$ (11.4)

December 31 (in millions)	2022	2021
Amounts recognized on consolidated balance sheets consist of:		
Current liability	$ (1.0)	$ (1.2)
Noncurrent liability	(7.9)	(10.2)
Net amount recognized at end of year	$ (8.9)	$ (11.4)

Weighted-average assumptions used to determine the postretirement benefit obligation as of December 31 are:

	2022	2021
Discount rate	6.02%	3.02%

Weighted-average assumptions used to determine net postretirement benefit credit for the years ended December 31 are:

	2022	2021	2020
Discount rate	3.02%	2.48%	3.29%

As of December 31, 2022 and 2021, the Company estimated the remaining lives of participants in the postretirement benefit plans using the Pri-2012 Base tables. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants; both tables were adjusted to reflect the experience of the Company's participants. The Company used the MP-2020 mortality improvement scale for the years 2022 and 2021.

Assumed health care cost trend rates at December 31 are:

	2022	2021
Health care cost trend rate assumed for next year	6.75%	6.25%
Rate to which the cost trend rate gradually declines	4.75%	4.75%
Year the rate reaches the ultimate rate	2031	2028

The Company estimates that it will contribute $1.0 million to its postretirement health care plans in 2023.

The total expected benefit payments to be paid by the Company, net of participant contributions, for each of the next five years and the five-year period thereafter are as follows:

(in millions)	
2023	$ 1.0
2024	$ 1.3
2025	$ 1.2
2026	$ 1.1
2027	$ 1.0
Years 2028 -2032	$ 3.9



Defined Contribution Plan. The Company maintains a defined contribution plan that covers substantially all employees. This plan, qualified under Section 401(a) of the Internal Revenue Code, is a retirement savings and investment plan for the Company's salaried and hourly employees. Under certain provisions of the plan, the Company matches employees' eligible contributions at established rates. The Company's matching obligations were $23.1 million in 2022, $20.5 million in 2021 and $17.9 million in 2020.

Note L: Stock-Based Compensation

On May 19, 2016, the Company's shareholders approved the Martin Marietta Amended and Restated Stock-Based Award Plan. The Martin Marietta Materials, Inc. Stock-Based Award Plan, as amended from time to time, along with the Amended Omnibus Securities Award Plan, originally approved in 1994 (collectively, the Plans), are still effective for awards made prior to 2017. The Company has been authorized by the Board of Directors to repurchase shares of the Company's common stock for issuance under the stock-based award plans (see Note N).

The Company grants restricted stock awards under the Plans to a group of executive officers, key personnel and nonemployee members of the Board of Directors. The vesting of certain restricted stock awards is based on certain performance criteria over a specified period of time. The number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of those criteria. In addition, certain awards are granted to individuals to encourage retention and motivate key employees. These awards generally vest if the employee is continuously employed over a specified period of time and require no payment from the employee. Awards granted to nonemployee members of the Board of Directors vest immediately.

The fair value of stock-based award grants is expensed over the vesting period. Awards to employees eligible for retirement prior to the award becoming fully vested are expensed over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award. Awards granted to nonemployee members of the Board of Directors are expensed immediately.

Additionally, an incentive compensation stock plan has been adopted under the Plans whereby certain participants may elect to use up to 50% of their annual incentive compensation to acquire units representing shares of the Company's common stock at a 20% discount to the market value on the date of the incentive compensation award. Participants receive unrestricted shares of common stock in an amount equal to their respective units generally at the end of a 34-month period of additional employment from the date of award or at retirement beginning at age 62. All rights of ownership of the common stock convey to the participants upon the issuance of their respective shares at the end of the ownership-vesting period.

The following table summarizes information for restricted stock awards and incentive compensation stock awards for 2022:

	Restricted Stock - Service Based		Restricted Stock - Performance Based		Incentive Compensation Stock	
	Number of Awards	Weighted-Average Grant-Date Fair Value	Number of Awards	Weighted-Average Grant-Date Fair Value	Number of Awards	Weighted-Average Grant-Date Fair Value
January 1, 2022	216,075	$ 237.80	118,323	$ 266.76	37,858	$ 288.68
Awarded	65,213	$ 362.77	33,148	$ 406.99	13,813	$ 369.05
Distributed	(62,892)	$ 243.08	(111,070)	$ 202.55	(19,522)	$ 258.20
Forfeited	(2,752)	$ 330.93	(1,424)	$ 338.35	—	$ —
Adjustment for performance	—	$ —	64,818	$ 202.55	—	$ —
December 31, 2022	215,644	$ 272.86	103,795	$ 339.17	32,149	$ 341.72

The weighted-average grant-date fair value of service-based restricted stock awards granted during 2022, 2021 and 2020 was $362.77, $342.11 and $222.39, respectively. The weighted-average grant-date fair value of performance-based restricted stock awards granted during 2022, 2021 and 2020 was $406.99, $352.52 and $266.97, respectively. The weighted-average grant-date fair value of incentive compensation stock awards granted during 2022, 2021 and 2020 was $369.05, $325.30 and $258.67, respectively.

The aggregate intrinsic values for unvested restricted stock awards and unvested incentive compensation stock awards at December 31, 2022 were $108.0 million and $2.1 million, respectively, and were based on the closing price of the Company's common stock at December 31, 2022, which was $337.97. The aggregate intrinsic values of restricted stock awards distributed during the years ended December 31, 2022, 2021 and 2020 were $64.5 million, $41.1 million and $35.2 million, respectively. The aggregate intrinsic values of incentive compensation stock awards distributed during the years ended December 31, 2022, 2021



and 2020 were $3.1 million, $4.9 million and $1.7 million, respectively. The aggregate intrinsic values for distributed awards were based on the closing prices of the Company's common stock on the dates of distribution.

Prior to 2016, under the Plans, the Company granted options to employees to purchase its common stock at a price equal to the closing market value at the date of grant. Options become exercisable in four annual installments beginning one year after date of grant. Options granted starting in 2013 expire ten years after the grant date, while outstanding options granted prior to 2013 expire eight years after the grant date.

The following table includes summary information for stock options as of December 31, 2022:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2022	20,564	$ 133.59	
Exercised	(5,281)	$ 125.02	
Outstanding at December 31, 2022	15,283	$ 136.55	1.8
Exercisable at December 31, 2022	15,283	$ 136.55	1.8

The aggregate intrinsic values of options exercised during the years ended December 31, 2022, 2021 and 2020 were $1.3 million, $2.3 million and $3.3 million, respectively, and were based on the closing prices of the Company's common stock on the dates of exercise. The aggregate intrinsic values for options outstanding and exercisable at December 31, 2022 were $3.1 million and were based on the closing price of the Company's common stock at December 31, 2022, which was $337.97.

At December 31, 2022, there were approximately 0.5 million awards available for grant under the Plans. In 2016, the Company's shareholders approved the issuance of an additional 0.8 million shares of common stock under the Plans.

In 1996, the Company adopted the Shareholder Value Achievement Plan to award shares of the Company's common stock to key senior employees based on certain common stock performance criteria over a long-term period. Under the terms of this plan, 0.3 million shares of common stock were reserved for issuance. Through December 31, 2022, 42,025 shares have been issued under this plan. No awards have been granted under this plan since 2000.

The Company adopted and the shareholders approved the Common Stock Purchase Plan for Directors in 1996, which provides nonemployee members of the Board of Directors the election to receive all or a portion of their total fees in the form of the Company's common stock. Beginning in 2016, members of the Board of Directors were not required to defer any of their fees in the form of the Company's common stock. Under the terms of this plan, 0.3 million shares of common stock were reserved for issuance. Nonemployee members of the Board of Directors elected to defer portions of their fees representing 1,767, 1,686 and 3,043 shares of the Company's common stock under this plan during 2022, 2021 and 2020, respectively.

The following table summarizes stock-based compensation expense for the years ended December 31, 2022, 2021 and 2020, unrecognized compensation cost for nonvested awards at December 31, 2022 and the weighted-average period over which unrecognized compensation cost will be recognized:

(in millions, except year data)	Restricted Stock	Incentive Compensation Stock	Directors' Awards	Total
Stock-based compensation expense recognized for years ended December 31:				
2022	$ 41.0	$ 1.1	$ 0.6	$ 42.7
2021	$ 41.4	$ 1.0	$ 0.6	$ 43.0
2020	$ 28.5	$ 0.8	$ 0.7	$ 30.0
Unrecognized compensation cost at December 31, 2022	$ 41.5	$ 0.9	$ —	$ 42.4
Weighted-average period over which unrecognized compensation cost will be recognized	2.1 years	1.6 years		



Total tax benefits related to stock-based compensation expense were $7.6 million, $7.9 million and $5.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following presents expected stock-based compensation expense in future periods for outstanding awards as of December 31, 2022:

(in millions)		
2023	$	26.1
2024		12.8
2025		2.2
2026		1.1
2027		0.2
Total	$	42.4

Stock-based compensation expense is included in *Selling, general and administrative expenses* in the Company's consolidated statements of earnings.

Note M: Leases

The Company has leases, primarily for equipment, railcars, fleet vehicles, office space, land, information technology equipment and software. The Company's leases have remaining lease terms of less than one year to 97 years, some of which may include options to extend the leases for up to 30 years, and some of which may include options to terminate the leases within one year.

Certain of the Company's lease agreements include payments based upon variable rates, including, but not limited to, hours used, tonnage processed and factors related to indices. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease cost are as follows:

years ended December 31 (in millions)	2022		2021		2020
Operating lease cost	$	73.1	$ 72.9	$	79.0
Finance lease cost:					
Amortization of right-of-use assets		18.3	14.3		3.6
Interest on lease liabilities		4.4	3.5		0.6
Variable lease cost		16.5	17.9		16.9
Short-term lease cost		45.2	32.3		31.3
Total lease cost	$	157.5	$ 140.9	$	131.4

The Company has royalty agreements that are prescriptively excluded from the scope of ASC 842 and generally require royalty payments based on tons produced, tons sold or total sales dollars and also contain minimum payments. Royalty expense was $78.2 million, $67.1 million and $60.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.



The balance sheet classifications of operating and finance leases are as follows:

December 31 (in millions)	2022	2021
Operating leases:		
Operating lease right-of-use assets	$ 383.5	$ 426.7
Current operating lease liabilities	$ 52.1	$ 53.9
Noncurrent operating lease liabilities	335.9	379.4
Total operating lease liabilities	$ 388.0	$ 433.3
Finance leases:		
Property, plant and equipment	$ 236.9	$ 225.9
Accumulated depreciation	(39.4)	(21.2)
Property, plant and equipment, net	$ 197.5	$ 204.7
Other current liabilities	$ 17.8	$ 13.3
Other noncurrent liabilities	182.1	191.1
Total finance lease liabilities	$ 199.9	$ 204.4

The incremental borrowing rate ranged from 0.0% to 6.0% and 0.4% to 6.0% for the years ended December 31, 2022 and 2021, respectively. Weighted-average remaining lease terms and discount rates are as follows:

December 31	2022	2021
Weighted-average remaining lease terms (years):		
Operating leases	12.2	12.6
Finance leases	19.1	19.5
Weighted-average discount rates:		
Operating leases	4.0%	3.9%
Finance leases	2.3%	2.3%

Future lease payments as of December 31, 2022 are as follows:

(in millions)	Operating Leases	Finance Leases
2023	$ 72.8	$ 20.3
2024	56.0	20.1
2025	49.0	18.1
2026	40.4	11.5
2027	33.7	10.7
Thereafter	264.8	176.4
Total lease payments	516.7	257.1
Less: imputed interest	(120.9)	(56.4)
Present value of lease payments	395.8	200.7
Less: leases classified as held for sale	(7.8)	(0.8)
Less: current lease obligations	(52.1)	(17.8)
Total long-term lease obligations	$ 335.9	$ 182.1

Note N: Shareholders' Equity

The authorized capital structure of the Company includes 100.0 million shares of common stock, with a par value of $0.01 per share. At December 31, 2022, approximately 1.2 million common shares were reserved for issuance under stock-based award plans.



Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20.0 million shares of common stock. During 2022 and 2020, the Company repurchased 0.4 million and 0.2 million shares of common stock, respectively. The Company made no share repurchases during 2021. Future share repurchases are at the discretion of management. At December 31, 2022, 13.1 million shares of common stock were remaining under the Company's repurchase authorization.

Note O: Commitments and Contingencies

Legal and Administrative Proceedings. The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management and counsel, based upon currently-available facts, the likelihood is remote that the ultimate outcome of any litigation and other proceedings, including those pertaining to environmental matters (see Note A), relating to the Company and its subsidiaries, will have a material adverse effect on the overall results of the Company's operations, its cash flows or its financial position.

Asset Retirement Obligations. The Company incurs reclamation and teardown costs as part of its mining and production processes. Estimated future obligations are discounted to their present value and accreted to their projected future obligations via charges to operating expenses. Additionally, the fixed assets recorded concurrently with the liabilities are depreciated over the period until retirement activities are expected to occur. Total accretion and depreciation expenses for 2022, 2021 and 2020 were $15.5 million, $11.9 million and $14.5 million, respectively, and are included in *Other operating income, net*, in the consolidated statements of earnings.

The following shows the changes in asset retirement obligations:

years ended December 31 (in millions)	**2022**		2021		2020
Balance at beginning of year	$	**306.8**	$ 153.8	$	143.9
Accretion expense		**10.6**	7.2		5.9
Liabilities incurred and liabilities assumed in business combinations		**78.6**	179.0		0.3
Liabilities settled		**(14.1)**	(5.2)		(10.3)
Revisions in estimated cash flows		**(3.1)**	3.5		14.0
Liabilities reclassified from/(to) assets held for sale		**1.2**	(31.5)		—
Balance at end of year	$	**380.0**	$ 306.8	$	153.8

Other Environmental Matters. The Company's operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety, and other regulatory matters. Certain of the Company's operations may, from time to time, involve the use of substances that are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Company's operations, and such permits are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental remediation liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses. The Company has no material provisions for environmental remediation liabilities and does not believe such liabilities will have a material adverse effect on the Company in the future.

Insurance Reserves. At December 31, 2022 and 2021, reserves of $48.2 million and $42.0 million, respectively, were recorded for insurance claims.

Letters of Credit. In the normal course of business, the Company provides certain third parties with standby letter of credit agreements guaranteeing its payment for certain insurance claims, contract performance and permit requirements. At December 31, 2022, the Company was contingently liable for $21.8 million in letters of credit.

Surety Bonds. At December 31, 2022, the Company was contingently liable for $678.5 million in surety bonds required by certain states and municipalities and their related agencies. The bonds are provided in the normal course of business and are principally for certain insurance claims, construction contracts, reclamation obligations and mining permits guaranteeing the Company's own performance. The Company has indemnified the underwriting insurance company against any exposure under the surety bonds. In the Company's past experience, no material claims have been made against these financial instruments.

Borrowing Arrangements with Affiliate. The Company is a guarantor with an unconsolidated affiliate for a $15.0 million revolving line of credit agreement with Truist Bank that has a maturity date of March 2024, of which $2.6 million was outstanding as of December 31, 2022. The affiliate has agreed to reimburse and indemnify the Company for any payments and expenses the



Company may incur from this agreement. The Company holds a lien on the affiliate's membership interest in a joint venture as collateral for payment under the revolving line of credit.

At December 31, 2022 and 2021, the Company had a $6.0 million interest-only note receivable outstanding from this unconsolidated affiliate. In January 2022, the parties extended the maturity date to December 31, 2024. The interest rate is one-month LIBOR plus a current spread of 1.625%.

Purchase Commitments. The Company had purchase commitments for property, plant and equipment of $130.4 million as of December 31, 2022. The Company also had other purchase obligations related to energy and service contracts of $198.1 million as of December 31, 2022. The Company's contractual purchase commitments as of December 31, 2022 are as follows:

(in millions)		
2023	$	196.2
2024		35.0
2025		24.8
2026		10.5
2027		8.5
Thereafter		53.5
Total	$	328.5

Capital expenditures in 2022, 2021 and 2020 that were purchase commitments as of the prior year end were $89.6 million, $99.0 million and $77.0 million, respectively.

In October 2022, the Company entered into a commitment for 691 railcars at an aggregate value of $75.8 million.

Contracts of Affreightment and Royalty Commitments. Future minimum contracts of affreightment and royalty commitments for all noncancelable agreements that are not accounted for as leases on the Company's consolidated balance sheet as of December 31, 2022 are as follows:

(in millions)	Contracts of Affreightment		Royalty Commitments	
2023	$	28.1	$	24.1
2024		16.9		15.4
2025		17.1		12.8
2026		17.4		10.9
2027		17.7		10.3
Thereafter		—		82.8
Total	$	97.2	$	156.3

Employees. Approximately 13% of the Company's employees are represented by a labor union. All such employees are hourly employees. The Company maintains collective bargaining agreements relating to the union employees within the Building Materials business and Magnesia Specialties segment. All of the hourly employees of the Magnesia Specialties segment, located in Manistee, Michigan, and Woodville, Ohio, are represented by labor unions. The Woodville collective bargaining agreement expires in June 2026. The Manistee collective bargaining agreement expires in August 2027.

Note P: Segments

As of December 31, 2022, the Building Materials business is comprised of four divisions that represent individual operating segments. These operating segments are consolidated into two reportable segments, the East Group and the West Group, for financial reporting purposes as they meet the aggregation criteria. The Magnesia Specialties business represents an individual operating and reportable segment. The accounting policies used for segment reporting are the same as those described in Note A.

The Chief Operating Decision Maker's evaluation of performance and allocation of resources are based primarily on earnings from operations. Consolidated earnings from operations include total revenues less cost of revenues; selling, general and administrative expenses; acquisition and integration expenses; other operating income and expenses, net; and exclude interest expense; other nonoperating income and expenses, net; and income tax expense. Corporate loss from operations primarily includes depreciation; expenses for corporate administrative functions; acquisition and integration expenses; and other nonrecurring income and expenses not attributable to operations of the Company's other operating segments. All long-term debt and related interest expense are held at Corporate.



Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, cash equivalents and restricted cash; property, plant and equipment for corporate operations; restricted investments; and other assets not directly identifiable with a reportable segment.

The following tables display selected financial data for the Company's reportable segments. Total revenues, as presented on the consolidated statements of earnings and comprehensive earnings, reflect the elimination of intersegment revenues. Total revenues and earnings (loss) from operations reflect continuing operations only.

years ended December 31 (in millions) **Total revenues**		**2022**		2021		2020
East Group	$	**2,468.1**	$	2,303.0	$	1,949.1
West Group		**3,388.6**		2,812.3		2,538.1
Total Building Materials business		**5,856.7**		5,115.3		4,487.2
Magnesia Specialties		**304.0**		298.7		242.7
Total	$	**6,160.7**	$	5,414.0	$	4,729.9

years ended December 31 (in millions) **Earnings (Loss) from operations**		**2022**		2021		2020
East Group	$	**640.2**	$	621.7	$	522.1
West Group		**588.1**		385.2		471.3
Total Building Materials business		**1,228.3**		1,006.9		993.4
Magnesia Specialties		**75.2**		90.8		70.7
Corporate		**(96.8)**		(123.9)		(58.7)
Total	$	**1,206.7**	$	973.8	$	1,005.4

Earnings from operations for the West Group included a nonrecurring gain on divestiture of $151.9 million in 2022 and nonrecurring gains on sales of investment land and divested assets of $69.9 million in 2020.

December 31 (in millions) **Assets employed**		**2022**		2021		2020
East Group	$	**5,063.5**	$	5,009.0	$	4,342.5
West Group		**7,908.4**		8,264.8		5,355.5
Total Building Materials business		**12,971.9**		13,273.8		9,698.0
Magnesia Specialties		**192.1**		168.7		167.9
Corporate		**1,829.6**		950.5		714.9
Total	$	**14,993.6**	$	14,393.0	$	10,580.8



years ended December 31 (in millions) **Depreciation, depletion and amortization**	**2022**		2021		2020	
East Group	$	**210.4**	$	196.0	$	167.9
West Group		**260.6**		223.0		196.6
Total Building Materials business		**471.0**		419.0		364.5
Magnesia Specialties		**12.2**		12.3		11.5
Corporate		**22.8**		20.4		17.5
Total	$	**506.0**	$	451.7	$	393.5

Total property additions, including the impact of acquisitions						
East Group	$	**189.1**	$	372.9	$	159.0
West Group		**302.2**		1,131.6		197.9
Total Building Materials business		**491.3**		1,504.5		356.9
Magnesia Specialties		**32.0**		8.2		13.5
Corporate		**21.1**		28.8		16.8
Total	$	**544.4**	$	1,541.5	$	387.2

Property additions through acquisitions						
East Group	$	**—**	$	169.2	$	—
West Group		**2.5**		918.3		20.0
Total Building Materials business		**2.5**		1,087.5		20.0
Magnesia Specialties		**—**		—		—
Corporate		**—**		—		—
Total	$	**2.5**	$	1,087.5	$	20.0



Note Q: Revenues and Gross Profit

The following tables, which are reconciled to consolidated amounts, provide total revenues and gross profit by line of business: Building Materials (further divided by product line) and Magnesia Specialties. Interproduct revenues represent sales from the aggregates product line to the ready mixed concrete and asphalt and paving product lines and sales from the cement product line to the ready mixed concrete product line. Total revenues and gross profit (loss) reflect continuing operations only.

years ended December 31 (in millions) **Total revenues**	**2022**		2021		2020	
Building Materials business:						
Products and services:						
Aggregates	$	**3,506.0**	$	3,058.5	$	2,769.3
Cement		**602.3**		494.5		452.5
Ready mixed concrete		**951.3**		1,145.8		952.1
Asphalt and paving		**775.4**		514.2		331.7
Less: interproduct revenues		**(382.5)**		(403.0)		(294.4)
Products and services		**5,452.5**		4,810.0		4,211.2
Freight		**404.2**		305.3		276.0
Total Building Materials business		**5,856.7**		5,115.3		4,487.2
Magnesia Specialties:						
Products and services		**278.0**		274.7		220.9
Freight		**26.0**		24.0		21.8
Total Magnesia Specialties		**304.0**		298.7		242.7
Consolidated total revenues	$	**6,160.7**	$	5,414.0	$	4,729.9

Gross profit (loss)						
Building Materials business:						
Products and services:						
Aggregates	$	**980.3**	$	904.8	$	848.5
Cement		**204.4**		157.0		170.9
Ready mixed concrete		**69.6**		95.6		79.6
Asphalt and paving		**81.9**		79.2		60.4
Products and services		**1,336.2**		1,236.6		1,159.4
Freight		**2.0**		3.3		0.4
Total Building Materials business		**1,338.2**		1,239.9		1,159.8
Magnesia Specialties:						
Products and services		**95.5**		110.4		89.6
Freight		**(4.6)**		(3.9)		(4.1)
Total Magnesia Specialties		**90.9**		106.5		85.5
Corporate		**(5.8)**		2.0		7.5
Consolidated gross profit	$	**1,423.3**	$	1,348.4	$	1,252.8

Domestic and foreign total revenues are as follows:

years ended December 31 (in millions)	**2022**		2021		2020	
Domestic	$	**6,077.6**	$	5,338.5	$	4,674.4
Foreign		**83.1**		75.5		55.5
Consolidated total revenues	$	**6,160.7**	$	5,414.0	$	4,729.9



Note R: Supplemental Cash Flow Information

Noncash investing and financing activities are as follows:

years ended December 31 (in millions)	2022	2021	2020
Accrued liabilities for purchases of property, plant and equipment	$ 152.4	$ 92.4	$ 61.5
Remeasurement of operating lease right-of-use assets	$ (2.9)	$ (12.8)	$ 2.2
Remeasurement of finance lease right-of-use assets	$ (12.6)	$ —	$ —
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 27.2	$ 65.6	$ 31.9
Right-of-use assets obtained in exchange for new finance lease liabilities	$ 11.7	$ 202.3	$ 19.4

Supplemental disclosures of cash flow information are as follows:

years ended December 31 (in millions)	2022	2021	2020
Cash paid for interest, net of amount capitalized	$ 164.7	$ 104.9	$ 113.8
Cash paid for income taxes	$ 200.6	$ 102.9	$ 114.9
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows used for operating leases	$ 78.6	$ 71.8	$ 77.7
Operating cash flows used for finance leases	$ 4.5	$ 3.5	$ 0.6
Financing cash flows used for finance leases	$ 15.0	$ 11.1	$ 3.5

During the year ended December 31, 2020, the Company repaid $112.3 million of loans related to its company-owned life insurance policies. The repayments are included in *Investments in life insurance contracts, net,* in the investing activities of the consolidated statement of cash flows. The repayment increased the cash surrender value of the insurance policies, which is included in *Other noncurrent assets* on the consolidated balance sheets.

Note S: Other Operating Income, Net

Other operating income, net, is comprised generally of gains and losses on the sale of assets; recoveries and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense; depreciation expense; and gains and losses related to asset retirement obligations. These net amounts represented income of $189.2 million, $34.3 million and $59.8 million in 2022, 2021 and 2020, respectively. In 2022, other operating income, net, included a $151.9 million pretax gain on the divestiture of the Colorado and Central Texas ready mixed concrete operations. For 2021, other operating income, net, included $21.6 million of nonrecurring gains on land sales and divested assets, including the Company's former corporate headquarters. Other operating income, net, for 2020 included $69.9 million of nonrecurring gains on the sales of investment land and divested assets in Austin, Texas; Riverside, California; and Augusta, Kansas.

Note T: Other Nonoperating Income, Net

Other nonoperating income, net, for the year ended December 31, 2022 included a $12.0 million pretax gain related to the repurchase of the Company's debt, $8.2 million of third-party railroad track maintenance expense and a $13.3 million increase in interest income compared with 2021 primarily related to the Company's restricted investments. For the year ended December 31, 2021, other nonoperating income, net, included $7.7 million of third-party railroad track maintenance expense and reflected a $19.4 million reduction in pension expense compared with 2020. Other nonoperating income, net, for the year ended December 31, 2020 included $11.4 million of third-party railroad track maintenance expense.



INTRODUCTORY OVERVIEW



Martin Marietta Materials, Inc. (the Company or Martin Marietta) is a natural resource-based building materials company, with 2022 total revenues of $6.16 billion and 2022 net earnings from continuing operations attributable to Martin Marietta of $856.3 million. These results were achieved in part by supplying aggregates (crushed stone, sand and gravel) through its network of approximately 350 quarries, mines and distribution yards in 28 states, Canada and The Bahamas. Martin Marietta also provides cement and downstream products, namely ready mixed concrete, asphalt and paving services, in certain markets where the Company has a leading aggregates position. Specifically, the Company has two cement plants in Texas, ready mixed concrete operations in Arizona, California and Texas, and asphalt operations in Arizona, California, Colorado and Minnesota. Paving services are offered in California and Colorado. The Company also has one cement plant, related cement distribution terminals and ready mixed concrete operations in California that are classified as assets held for sale and reported as discontinued operations as of and for the years ended December 31, 2022 and 2021.

The Company's heavy-side building materials are used in infrastructure, nonresidential and residential construction projects. Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast. The aggregates, cement, ready mixed concrete and asphalt and paving product lines are reported collectively as the "Building Materials" business.

As more fully discussed in the *Consolidated Strategic Objectives* section, geography is critically important for the Building Materials business. The Company conducts its Building Materials business through two reportable segments, organized by geography: East Group and West Group. The East Group, consisting of the East and Central divisions, provides aggregates and asphalt products. The West Group is comprised of the Southwest and West divisions and provides aggregates, cement, downstream products and paving services. Further, the following five states accounted for 64% of the Building Materials business 2022 total revenues: Texas, Colorado, North Carolina, Minnesota and California.



BUILDING MATERIALS BUSINESS¹ As of December 31, 2022		
Reportable Segments	**East Group**	**West Group**
Operating Locations	Alabama, Florida, Georgia, Indiana, Iowa, Kansas, Kentucky, Maryland, Minnesota, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, West Virgina, Nova Scotia and The Bahamas	Arizona, Arkansas, California, Colorado, Louisiana, Oklahoma, Texas, Utah, Washington and Wyoming
Product Lines	Aggregates and Asphalt	Aggregates, Cement, Ready Mixed Concrete, Asphalt and Paving Services
Facility Types	Quarries, Mines, Asphalt Plants and Distribution Facilities	Quarries, Cement Plants, Asphalt Plants, Ready Mixed Concrete Plants and Distribution Facilities
Modes of Transportation	Truck, Railcar, Ship and Barge	Truck and Railcar

¹ Continuing operations only

Magnesia Specialties

The Company operates a Magnesia Specialties business with production facilities in Michigan and Ohio. The Magnesia Specialties business produces magnesia-based chemicals products used in industrial, agricultural and environmental applications. It also produces dolomitic lime sold primarily to customers for steel production and soil stabilization. Magnesia Specialties' products are shipped to customers domestically and worldwide.

Consolidated Strategic Objectives

The Company's strategic planning process, or **S**trategic **O**perating **A**nalysis and **R**eview (SOAR), provides the framework for execution of Martin Marietta's long-term strategic plan. Guided by this framework and considering the cyclicality of the Building Materials business, the Company determines capital allocation priorities to maximize long-term shareholder value creation. The Company's strategy includes ongoing evaluation of aggregates-led opportunities of scale in new domestic markets (i.e., platform acquisitions) and expansion through acquisitions that complement existing operations (i.e., bolt-on acquisitions). To that effect, the Company has invested nearly $8.0 billion in acquisitions since the launch of SOAR in 2010. The Company finances such opportunities with the goal of preserving its financial flexibility by having a leverage ratio (consolidated net debt-to-consolidated earnings before interest, taxes, depreciation, depletion and amortization, or EBITDA) within a range of 2.0 times to 2.5 times within a reasonable period of time, typically within 18 months, following the completion of a debt-financed transaction. SOAR also includes the identification and potential disposition of assets that are not consistent with stated strategic goals. Notably, in 2022, the Company divested its Colorado and Central Texas ready mixed concrete businesses and certain West Coast cement and ready mixed concrete operations, refining its product mix and improving margin profile, while providing balance sheet flexibility.

The Company, by purposeful design, will continue to be an aggregates-led business that focuses on markets with strong, underlying growth fundamentals where it can sustain or achieve a leading market position. In fact, aggregates product gross profit represented 69% of 2022 total consolidated products and services gross profit. As part of its long-term strategic plan, the Company may also pursue strategic cement and targeted downstream opportunities. For Martin Marietta, strategic cement and targeted downstream operations are located in vertically-integrated markets where the Company has, or envisions, among other things, a clear path toward a leading aggregates position.





Generally, the Company's building materials are both sourced and sold locally. As a result, geography is critically important when assessing market attractiveness and growth opportunities. Attractive geographies generally exhibit (a) population growth and/or high population density, both of which are drivers of heavy-side building materials consumption; (b) business and employment diversity, drivers of greater economic stability; and (c) a superior state financial position, a driver of public infrastructure investment.

Population growth and density are assessed based on a site's proximity to one of the megaregions in the United States. Megaregions are large networks of metropolitan population centers covering thousands of square miles. According to *America 2050*, a planning and policy program of the Regional Plan Association, a majority of the nation's population and economic growth through 2050 will occur in 11 megaregions. The Company has a meaningful presence in ten of the megaregions. As evidence of the successful execution of SOAR, the Company's leading positions in the Texas Triangle, Colorado's Front Range, northern and southern California and Arizona's Sun Corridor megaregions, its growth platform in the southern portion of the Northeast megaregion and its enhanced position in the Piedmont Atlantic megaregion, primarily in the Atlanta area, are the results of acquisitions since 2011. The Company has a legacy presence in the southeastern portion of the Great Lakes megaregion, encompassing operations in Indiana and Ohio, as well as the Florida megaregion and the Gulf Coast megaregion in Texas.





MEGAREGIONS AND BUILDING MATERIALS BUSINESS LOCATIONS¹

Cascadia

Great Lakes

Northern California

Front Range

Northeast

Southern California

Arizona Sun Corridor

Texas Triangle

Piedmont Atlantic

Florida

Gulf Coast

◆ Martin Marietta Locations

Source: America 2050
¹Continuing operations only.

With respect to business and employment diversity, the Company focuses its geographic footprint along significant transportation and commerce corridors, particularly where land is readily available for the development of fulfillment and/or data centers. The retail sector (both e-commerce and brick and mortar) values transportation corridors, as logistics and distribution are critical considerations for construction supporting that industry. In addition, technology companies view these areas as attractive locations for data centers.

The Company considers a state's financial health rating, as issued by S&P Global Ratings, in determining the opportunities and attractiveness of areas for expansion or development. The Company's top ten revenue-generating states have been evaluated and scored a financial health rating of AA- or higher, where AAA is the highest score. The Company also reviews the state's ability to secure additional infrastructure funding and financing.

In line with the Company's strategic objectives, management's overall focus includes:

- Upholding the Company's commitment to its Mission, Vision and Values
- Navigating effectively through construction cycles to balance investment decisions against expected shipment volumes
- Tracking shifts in population trends, as well as local, state and national economic conditions, to ensure changing trends are reflected against the execution of the strategic plan
- Integrating acquired businesses efficiently to maximize the return on the investment
- Allocating capital in a manner consistent with the following long-standing priorities while maintaining financial flexibility
  - Acquisitions
  - Organic capital investment
  - Return of cash to shareholders through both meaningful and sustainable dividends as well as share repurchases



2022 Performance Highlights

Achieved Industry-Leading Safety Performance:

- Record company-wide Lost-Time Incident Rate (LTIR) of 0.15, the sixth consecutive year of world-class or better LTIR thresholds
- Record company-wide Total Injury Incident Rate (TIIR) of 0.78, the second consecutive year of world-class or better TIIR thresholds

Achieved Record Financial Performance:

The Company achieved record total revenues, products and services revenues, consolidated gross profit and Adjusted EBITDA (defined in *Results of Operations* section), benefiting from double-digit pricing growth across all product lines of the Building Materials business and contributions from acquired operations, which more than offset increased inflationary pressure from rising input costs and divestiture impacts on an absolute basis. Further, 2022 represented the eleventh consecutive year of annual growth for products and services revenues, adjusted gross profit and Adjusted EBITDA. The Company's commitment to safety and operational and commercial excellence resulted in the following financial performance from continuing operations (comparisons with 2021):

- Record consolidated total revenues of $6.16 billion compared with $5.41 billion, an increase of 13.8%
- Record consolidated gross profit of $1.42 billion compared with $1.35 billion, an increase of 5.6%; 2021 consolidated gross profit was burdened by $30.6 million of costs related to the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting
- Consolidated selling, general and administrative (SG&A) expenses representing 6.4% of total revenues
- Net earnings from continuing operations attributable to Martin Marietta of $856.3 million compared with $702.0 million, an increase of 22.0%
- Record consolidated Adjusted EBITDA from continuing operations of $1.60 billion, an increase of 4.7%
- Operating cash flow of $991.2 million, a decrease of 12.9%

Continued Disciplined Execution Against Capital Allocation Priorities:

- Optimized portfolio with divestitures of the Company's Colorado and Central Texas ready mixed concrete businesses and certain West Coast cement and ready mixed concrete operations
- Capital investments into operations of $481.8 million
- Quarterly dividend increase of 8% in August 2022, resulting in total annual dividends paid of $159.1 million, or $2.54 per share
- Repurchase of 0.4 million shares of common stock at a total cost of $150.0 million

BUSINESS ENVIRONMENT

Building Materials Business

The Building Materials business serves customers in the construction marketplace. The business' profitability is sensitive to national, regional and local economic conditions and cyclical swings in construction spending, which are affected by fluctuations in levels of public-sector infrastructure funding; interest rates; access to capital markets; and demographic, geographic, employment and population dynamics.

The heavy-side construction business, inclusive of much of the Company's operations, is conducted outdoors. Therefore, erratic weather patterns, precipitation and other weather-related conditions, including flooding, hurricanes, cold temperatures, earthquakes, droughts and wildfires, can significantly affect production schedules, shipments, costs, efficiencies and profitability. Generally, the financial results for the first and fourth quarters are most subject to the impacts of winter weather, while the second and third quarters can be subject to the impacts of heavy precipitation. The impacts of erratic weather patterns are more fully discussed in the *Building Materials Business' Key Considerations* section.



Product Lines

Aggregates are an engineered, granular material consisting of crushed stone, sand and gravel, manufactured to specific sizes, grades and chemistry for use primarily in construction applications. The Company's operations consist mostly of open pit quarries; however, the Company is also the largest operator of underground aggregates mines in the United States, with 14 active underground mines located in the East Group. The Company's aggregates reserves average approximately 75 years at the 2022 annual production level.

Cement is the basic agent used to bind coarse aggregates, sand and water in the production of ready mixed concrete. The Company has a strategic and leading cement position in the state of Texas, with production facilities in Midlothian, Texas, south of Dallas/Fort Worth, and Hunter, Texas, centrally located along I-35 between San Antonio and Austin. These two facilities produce Portland limestone and specialty cements, have a combined annual capacity of approximately 4.5 million tons and collectively operated at approximately 77% utilization for clinker production in 2022; clinker is the initial product of cement production. The Midlothian plant has a permit that allows for annual capacity expansion of 0.8 million tons. The Company is currently undertaking a finishing capacity expansion project at the Midlothian plant, which is expected to be completed in the middle of 2024 and will provide 0.5 million tons of incremental annual capacity. Further, the Company is nearing completion of converting its plants to manufacture a less carbon-intensive Portland limestone cement, known as Type 1L, that has been approved by the Texas Department of Transportation. In addition to the two production facilities, the Company operates several cement distribution terminals.

Calcium carbonate in the form of limestone is the principal raw material used in the production of cement. The Company owns more than 600 million tons of limestone reserves adjacent to its cement production plants in Texas. During 2021, the Company purchased two cement plants in Redding and Tehachapi, California, and related distribution facilities as part of the acquisition of Lehigh Hanson, Inc.'s West Region business (Lehigh West Region). The Redding plant and related distribution terminals were sold on June 30, 2022. The Tehachapi plant and related distribution terminals were classified as assets held for sale and discontinued operations as of and for the years ended December 31, 2022 and 2021. In August 2022, the Company announced a definitive agreement to sell the Tehachapi plant and related distribution terminals, subject to regulatory approval and customary closing conditions.

Ready mixed concrete is measured in cubic yards and specifically batched or produced for customers' construction projects and then typically transported by mixer trucks and poured at the project site. The coarse aggregates used for ready mixed concrete are a washed material with limited amounts of fines (i.e., dirt and clay). The Company operates ready mixed concrete plants in Arizona, California and Texas. The California ready mixed concrete operations were classified as assets held for sale and discontinued operations as of and for the years ended December 31, 2022 and 2021.

Asphalt is most commonly used in surfacing roads and parking lots and consists of liquid asphalt, or bitumen, the binding medium, and aggregates. Similar to ready mixed concrete, each asphalt batch is produced to customer specifications. The Company's asphalt operations are located in Arizona, California, Colorado and Minnesota and paving services are offered in California and Colorado. Market dynamics for these downstream product lines include a highly competitive environment and lower barriers to entry compared with the Company's upstream product lines of aggregates and cement.

End-Use Trends

- *According to the latest available data published by the U.S. Geological Survey, for the nine months ended September 30, 2022, estimated construction aggregates consumption increased 3.0% compared with the nine months ended September 30, 2021, and for the eleven months ended November 30, 2022, cement consumption increased 4.4% versus the comparable prior-year period.*

- *National not seasonally adjusted construction spending statistics for the twelve months ended December 31, 2022 versus the twelve months ended December 31, 2021, according to U.S. Census Bureau, reveal:*
  - *Total value of construction put in place increased 10%*
  - *Public construction spending increased 5%*
  - *Private nonresidential construction market spending increased 9%*
  - *Private residential construction market spending increased 13%*



The principal end-use markets of the Building Materials business are public infrastructure (i.e., highways; streets; roads; bridges; and schools); nonresidential construction (i.e., manufacturing and distribution facilities; industrial complexes; office buildings; large retailers and wholesalers; healthcare; hospitality; and energy-related activity); and residential construction (i.e., subdivision development; and single- and multi-family housing). Aggregates are also used in agricultural, utility and environmental applications and as railroad ballast, collectively comprising the ChemRock/Rail market.

Public infrastructure projects can require several years to complete, while residential and nonresidential construction projects are usually completed within one year. Generally, customer purchase orders do not contain firm quantity commitments, regardless of end-use market. Therefore, management does not utilize a Company backlog in managing its business.

Infrastructure

The public infrastructure market accounted for 35% of the Company's aggregates shipments in 2022, a 5% volume increase from 2021 as a result of solid demand spurred by accelerating federal and state level investment. The Company's shipments to this end-use market remain below the most recent five-year average of 36% and ten-year average of 39%.

Public construction projects, once awarded, are typically seen through to completion. Thus, delays from weather or other factors can serve to extend the duration of the construction cycle. While construction spending in the public and private market sectors is affected by economic cycles, public infrastructure spending has been comparatively more stable due to the predictability of funding from federal, state and local governments. The Infrastructure Investments and Jobs Act (IIJ Act) was signed into law on November 15, 2021 and contains a five-year surface transportation reauthorization plus $110 billion in new funding for roads, bridges and other hard infrastructure projects.

State and local initiatives that support infrastructure funding, including gas tax increases and other ballot initiatives, are increasing in size and number as these governments recognize the need for their expanded role in public infrastructure funding. In November 2022, 411 state and local ballot initiatives, or 87% of all infrastructure funding measures up for vote, were approved. These approved infrastructure initiatives are estimated to generate nearly $23 billion in one-time and recurring revenues, with initiatives in Texas, the Company's largest revenue-generating state, accounting for over $15 billion of this total.

Nonresidential

The nonresidential construction market accounted for 36% of the Company's aggregates shipments in 2022, a 3% volume increase over 2021, reflecting several large warehouse projects. Large industrial projects of scale led by energy, onshore manufacturing and data centers continue to lead the segment, accounting for the majority of total nonresidential shipments. Over the medium term, the Company expects enhanced federal investment from the Inflation Reduction Act and Creating Helpful Incentives to Produce Semiconductors Act will further support and accelerate post-pandemic secular growth trends, including restructured manufacturing and energy supply chains, electric vehicle transition and continued adoption of digital and cloud-based technologies, resulting in robust demand within the heavy nonresidential sector. The Dodge Momentum Index, a twelve-month leading indicator of construction spending for nonresidential building compiled by Dodge Construction Network, was 222.2 in December 2022, where the year 2000 serves as an index basis of 100. This represented an increase of 40% from December 2021, further suggesting positive momentum in the nonresidential construction sector at the onset of 2023.

Residential

The residential construction market accounted for 24% of the Company's aggregates shipments in 2022 and was flat compared with strong 2021 activity. This end use typically moves in direct correlation with economic cycles. The Company's exposure to residential construction is split between aggregates used in the construction of subdivisions (including streets, sidewalks, utilities and storm and sewage drainage), single-family homes and multi-family units. Construction of both subdivisions and single-family homes is nearly three times more aggregates intensive than construction of multi-family units. Therefore, the level of new subdivision starts, as well as new single-family housing permits, is a strong leading indicator of residential volumes. For the year ended December 31, 2022, not seasonally adjusted national housing starts decreased 3% to 1.55 million units compared with 2021 and not seasonally adjusted national housing permits decreased 5% versus 2021. Despite overall underbuilt conditions, several of the Company's markets experienced a slowdown in single-family demand due to affordability concerns, increased interest rates and logistical challenges.



ChemRock/Rail

The remaining 5% of the Company's 2022 aggregates shipments was to the ChemRock/Rail market, which includes ballast and agricultural limestone. Ballast is an aggregates product used to stabilize railroad track beds. Agricultural lime, a high-calcium carbonate material, is used as a supplement in animal feed, a soil acidity neutralizer and agricultural growth enhancer. Additionally, ChemRock/Rail includes rip rap, which is used as a stabilizing material to control erosion caused by water runoff at embankments, ocean beaches, inlets, rivers and streams, and high-calcium limestone, which is used as filler in glass, plastic, paint, rubber, adhesives, grease and paper. Chemical-grade, high-calcium limestone is used as a desulfurization material in utility plants.

Pricing Trends

Materials pricing for construction projects is generally based on terms committing to the availability of specified products of a stated quantity at an agreed-upon price during a definitive period. Since infrastructure projects span multiple years, announced price changes can have a lag time before taking effect while the Company sells products under existing price agreements. Pricing escalators included in multi-year infrastructure contracts serve to somewhat mitigate this effect. However, during periods of sharp or rapid increases in production costs, multi-year infrastructure contract pricing may provide only nominal pricing growth. Additionally, the Company may implement multiple price increases throughout the year, on a market-by-market basis, where appropriate, as was done in 2022. Pricing is determined locally and is affected by supply and demand characteristics of the local market. For further information on pricing, see the discussion in the *Financial Overview* section.



Cost Structure

Costs of revenues for the Building Materials business are components of costs incurred at the quarries, mines, cement plants, ready mixed concrete plants, asphalt plants, paving operations and distribution yards and facilities. Cost of revenues also includes the cost of resale materials, freight expenses to transport materials from a producing quarry or cement plant to a distribution yard or facility and production overhead costs.



Generally, the significant components of costs of revenues for the aggregates product line are (1) labor and related benefits; (2) internal freight; (3) depreciation, depletion and amortization; (4) repairs and maintenance; (5) energy; (6) supplies; and (7) contract services. In 2022, these categories represented 82% of the aggregates product line's total costs of revenues.



Variable costs are expenses that fluctuate with the level of production volume, while fixed costs are expenses that do not vary based on production or sales volume. Production is the key driver in determining the levels of variable costs, as it affects the number of hourly employees and related labor hours. Further, components of energy, supplies and repairs and maintenance costs also increase in connection with higher production volumes. Accordingly, the Company's operating leverage can be substantial.

Generally, when the Company invests capital in facilities and equipment, increased capacity and productivity reduce labor and repair costs, and can offset increased fixed depreciation costs. However, the increased productivity and related efficiencies may not be fully realized in a lower-demand environment, resulting in under-absorption of fixed costs.

Wage and benefit inflation and other increases in labor costs may be somewhat mitigated by enhanced productivity in an expanding economy. Further, workforce reductions resulting from process automation and mobile fleet right-sizing, primarily in the aggregates operations, have mitigated rising labor costs. During economic downturns, the Company reviews its operations and, where practical, temporarily idles certain sites. The Company is able to serve these markets with other open facilities that are in close proximity. In certain markets, management can create production "super crews" that work on a rotating basis at various locations. For example, within a market, a crew may work three days per week at one quarry and the other two workdays at another quarry. This has allowed the Company to responsibly manage headcount in periods of lower demand.

Cement production is a capital-intensive operation with high fixed costs to run plants that operate continuously with the exception of maintenance shutdowns. Kiln and finishing mill maintenance typically requires a plant to be shut down for a period of time as repairs are made. In 2022 and 2021, the cement operations incurred outage costs of $33.3 million and $23.6 million, respectively. The increase in outage costs in 2022 compared with 2021 is primarily attributable to the timing of planned and unplanned kiln outages. The Company adjusts production levels in anticipation of planned maintenance shutdowns.

The production of ready mixed concrete and asphalt requires the use of cement and liquid asphalt raw materials, respectively. Therefore, fluctuations in availability and prices for these raw materials directly affect the Company's operating results.

Typically, diesel fuel represents the single-largest component of energy costs for the Building Materials business. The average cost per gallon was $4.01 and $2.36 in 2022 and 2021, respectively. Changes in energy costs also affect the prices that the Company pays for related supplies, including explosives, conveyor belting and tires. Further, the Company's contracts of affreightment for shipping products on its rail and waterborne distribution network typically include provisions for escalations or reductions in the amounts paid by the Company if the price of fuel moves outside a stated range.



Building Materials Business' Key Considerations

Growth markets with limited supply of indigenous stone must be served via a long-haul distribution network

The U.S. Department of the Interior identified possible sources of indigenous rock and documented its limited supply in certain areas of the United States, including the coastal areas from Virginia to Texas. Further, certain interior United States markets may experience limited availability of locally sourced aggregates resulting from increasingly restrictive zoning, permitting and/or environmental laws and regulations. The Company's long-haul distribution network is used to supplement, or in many cases, wholly supply, the local crushed stone needs of these areas.

The long-haul distribution network can also diversify market risk for locations that engage in long-haul transportation of aggregates products. This is particularly true where a producing quarry serves a local market and transports products via rail, water and/or truck to be sold in other markets. The risk of a downturn in one market may be somewhat mitigated by other markets served by the location.

Product shipments are moved by rail, water and truck through the Company's long-haul distribution network. The Company's rail network primarily serves its Texas, Florida, Colorado and Gulf Coast markets, while the Company's Bahamas and Nova Scotia locations transport materials via oceangoing ships. The Company's strategic focus includes expanding inland and offshore capacity and acquiring distribution yards and port locations to offload transported material. At December 31, 2022, the distribution network available to the Company consisted of 78 aggregates yards and 11 cement terminals, of which six cement terminals were classified as discontinued operations.

The Company's increased rail shipments have made it more reliant on railroad operations, including track congestion, crew and locomotive availability, the effects of adverse weather conditions and the ability to negotiate favorable railroad shipping contracts. Further, changes in the operating strategy of rail transportation providers can create operational inefficiencies and increased costs from the Company's rail network.



A portion of railcars and all ships of the Company's long-haul distribution network are under short- and long-term leases, some with purchase options, and contracts of affreightment. The limited availability of water and rail transportation providers, coupled with limited distribution sites, can adversely affect lease rates for such services and ultimately the freight rates.

The Company has long-term agreements providing dedicated shipping capacity from its Bahamas and Nova Scotia operations to its coastal ports. These contracts of affreightment are take-or-pay contracts with minimum and maximum shipping requirements. The minimum requirements were met in 2022. The Company's waterborne contracts of affreightment have varying expiration dates ranging from 2023 to 2027 and generally contain renewal options. However, there can be no assurance that such contracts can be renewed upon expiration or that terms will continue without significant increases.



The multiple transportation modes that have been developed with various rail carriers and deep-water ships provide the Company with the flexibility to effectively serve customers primarily in the Southwest and Southeast coastal markets.

Public infrastructure, historically, the Company's largest end-use market, is funded through a combination of federal, state and local sources

Transportation investments generally boost the national economy by enhancing mobility and access and creating jobs, which are priorities of many of the government's economic plans. Public-sector construction related to transportation infrastructure is funded through a combination of federal, state and local sources. The federal highway bill, currently the IIJ Act, provides annual funding for public-sector highway construction projects and includes spending authorizations, which represent the maximum financial obligation that will result from the immediate or future outlays of federal funds for highway and transit programs. The federal government's surface transportation programs are funded mostly through the receipts of highway user taxes placed in the Highway Trust Fund, which is divided into the Highway Account and the Mass Transit Account. Revenues credited to the Highway Trust Fund are primarily derived from a federal gas tax, a federal tax on certain other motor fuels and interest on the accounts' accumulated balances. Of the currently imposed federal gas tax of $0.184 per gallon, which has been static since 1993, $0.15 is allocated to the Highway Account of the Highway Trust Fund.

Since most states are required to balance their budgets, reductions in revenues generally require a reduction in states' expenditures. However, the impact of state revenue reductions on highway investment will vary depending on whether the monies come from dedicated revenue sources, such as highway user fees, or whether portions are paid for with general funds.

In addition to federal appropriations, each state typically funds its infrastructure investment from specifically allocated amounts collected from various user fees, typically gasoline taxes and vehicle fees. Over the past several years, states have assumed a significantly larger role in funding infrastructure investment, including initiating special-purpose taxes and raising gas taxes. Management believes that financing at the state and local levels, such as bond issuances, toll roads, vehicle miles traveled fees and tax initiatives, will continue to grow and have a fundamental role in advancing infrastructure projects. State infrastructure investment generally leads to increased growth opportunities for the Company. The level of state public-works spending is varied across the nation and dependent upon individual state economies, and the degree to which the Company could be affected by a reduction or slowdown in infrastructure spending varies by state. The state economies of the Building Materials business' ten largest revenue-generating states may disproportionately affect the Company's financial performance.

Governmental appropriations and expenditures are typically less interest rate-sensitive than private-sector spending. Obligations of federal funds are a leading indicator of highway construction activity in the United States. Before a state or local department of transportation can solicit bids on an eligible construction project, it enters into an agreement with the Federal Highway Administration to obligate the federal government to pay its portion of the project cost. Federal obligations are subject to annual funding appropriations by Congress.

The need for surface transportation improvements continues to significantly outpace the amount of available funding. A large number of roads, highways and bridges built following the establishment of the Interstate Highway System in 1956 now require major repair or reconstruction. According to the latest information available from The Road Information Program (TRIP), a national transportation research group, vehicle travel on the nation's roads increased 26% from 2000 to 2019, while new lane road mileage increased only 9% over the same period. TRIP also reports that 40% of the nation's major roads are in poor or mediocre condition, while 7% of the nation's bridges are in poor/structurally deficient condition. Additionally, there is an estimated backlog of $123 billion of improvements to the nation's highway system that requires an increase in annual investment of $23 billion to $57 billion for the next 20 years to address these improvements and meet mobility and modernization needs. Management believes infrastructure activity for 2023 and beyond should benefit from the IIJ Act and additional state and local infrastructure initiatives.

In addition to highways and bridges, transportation infrastructure includes aviation, mass transit, and ports and waterways. Railroad construction continues to benefit from economic growth, which ultimately generates a need for additional maintenance and improvements.

Erratic weather can significantly impact operations

Production and shipment levels for the Building Materials business correlate with general construction activity, most of which occurs outdoors and, as a result, is affected by erratic weather, seasonal changes and other climate-related conditions. Typically, due to a general slowdown in construction activity during winter months, the first and fourth quarters experience lower production and shipment activity. As such, temperatures in the months of March and November can meaningfully affect



the Company's first- and fourth-quarter results, respectively, where warm and/or moderate temperatures in March and November allow the construction season to start earlier and end later, respectively.

Excessive rainfall jeopardizes production efficiencies, shipments and profitability in all markets served by the Company. In particular, the Company's operations in the southeastern and Gulf Coast regions of the United States and The Bahamas are at risk for hurricane activity from June 1 through November 1, but most notably in August, September and October. The Company's California operations are at risk for wildfire activity and water use restrictions in severe drought conditions. Increased intensity and frequency of extreme weather events have been linked to climate change, and further global warming may increase the risk of adverse weather conditions.

Capital investment decisions driven by capital intensity of the Building Materials business and focus on land

The Company's organic capital program is designed to leverage construction market growth through investment in both permanent and portable facilities at the Company's operations. Over an economic cycle, the Company typically invests organic capital at an annual level that approximates depreciation expense. At mid-cycle and through cyclical peaks, organic capital investment typically exceeds depreciation expense, as the Company supports current capacity needs and future growth. Conversely, at a cyclical trough, the Company may reduce levels of capital investment. Regardless of cycle, the Company sets a priority of investing capital to ensure safe, environmentally-sound and efficient operations, as well as to provide the highest quality of customer service and establish a foundation for future growth.

The Company is diligent in its focus on land opportunities, including potential new sites (greensites) and existing site expansion. Land purchases are usually opportunistic and can include contiguous property around existing quarry locations. Such property can serve as buffer property or additional mineral reserves, assuming regulatory hurdles can be cleared and the underlying geology supports economical aggregates mining. In either instance, the acquisition of additional property around an existing quarry typically allows the expansion of the quarry footprint and an extension of quarry life.

Magnesia Specialties Business

The Magnesia Specialties business manufactures magnesia-based chemicals products for industrial, agricultural and environmental applications at its Manistee, Michigan facility. The Magnesia Specialties business produces and sells dolomitic lime from its Woodville, Ohio facility. Of 2022 total Magnesia Specialties revenues, 72% was attributable to chemicals products, 27% was attributable to lime and 1% was attributable to stone.



In 2022, 74% of lime shipments was sold to third-party customers, while the remaining 26% was used internally as a raw material for the manufacturing of chemicals products. Dolomitic lime products sold to external customers are primarily used by the domestic steel industry and, overall, 31% of Magnesia Specialties' 2022 total revenues was related to products used in the steel industry. Accordingly, a portion of the segment's revenues and profits is affected by production and inventory trends within the steel industry, which are guided by the rate of consumer consumption, the flow of offshore imports and other economic factors. Domestic steel production averaged 81% of capacity in 2021, but declined in 2022, averaging 75%. The



dolomitic lime business runs most profitably at 70% or greater steel capacity utilization. The chemical products business focuses on higher-margin specialty chemicals that can be produced at volumes that support efficient operations.

Total revenues of the Magnesia Specialties business were predominantly derived from domestic customers in 2022. Financial results can be affected by foreign currency exchange rates, increasing transportation costs or weak economic conditions in foreign markets. To mitigate the short-term effect of currency exchange rates, foreign transactions are denominated in United States dollars.

A significant portion of the Magnesia Specialties business' costs is of a fixed or semi-fixed nature. The production process requires the use of natural gas, coal and petroleum coke; therefore, fluctuations in their pricing directly affect operating results. To help mitigate this risk, the Company has fixed-price agreements for approximately 39% of its 2023 energy needs for coal and natural gas. For 2022, the segment's average cost per MMBtu (1,000,000 British thermal units) of natural gas increased 47% versus 2021. Given high fixed costs, low capacity utilization can negatively affect the segment's results of operations. Management expects future organic profitability growth to result from increased pricing, rationalization of the current product portfolio and/or further cost reductions.



The Magnesia Specialties business is highly dependent on rail transportation, particularly for movement of dolomitic lime from Woodville to Manistee and direct customer shipments of dolomitic lime and magnesia chemicals products from both Woodville and Manistee. The segment can be affected by the risks mentioned in the long-haul distribution discussion in the *Building Materials Business' Key Considerations* section.

Environmental Regulation and Litigation

The expansion and growth of the aggregates industry is subject to increasing challenges from environmental and political advocates aiming to control the pace and direction of future development. Certain environmental groups have published lists of targeted municipal areas, including areas within the Company's marketplace, for environmental and suburban growth control. The effect of these initiatives on the Company's growth is typically localized. Further challenges are expected as the momentum of these initiatives ebb and flow across the United States. Rail and other transportation alternatives are being heralded by these special-interest groups as solutions to mitigate road traffic congestion and overcrowding.

The Company's operations are subject to and affected by federal, state and local laws, rules and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Company's operations may occasionally use substances classified as toxic or hazardous. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses.



Environmental operating permits are, or may be, required for certain of the Company's operations; such permits are subject to modification, renewal and revocation. New permits are generally required for opening new sites or for expansion at existing operations and can take several years to obtain. Moreover, land use, rezoning and special or conditional use permits are increasingly difficult to obtain. Once a permit is issued, the location is required to generally operate in accordance with the approved site plan.

The Clean Air Act, originally passed in 1963 and periodically updated by amendments, is the United States' national air pollution control program that granted the Environmental Protection Agency (EPA) authority to set limits on the level of various air pollutants. To be in compliance with National Ambient Air Quality Standards, a defined geographic area must be below established limits for six pollutants. Environmental groups have been successful in lawsuits against the federal and certain state departments of transportation, delaying highway construction in municipal areas not in compliance with the Clean Air Act. The EPA designates geographic areas as nonattainment areas when the level of air pollutants exceeds the national standard. Nonattainment areas receive deadlines to reduce air pollutants by instituting various control strategies or otherwise face fines or control by the EPA. Included as nonattainment areas are several major metropolitan areas in the Company's markets, such as Houston/Brazoria/Galveston, Texas; Dallas/Fort Worth, Texas; Bexar County in San Antonio/New Braunfels, Texas; Denver, Colorado; Boulder, Colorado; Fort Collins/Greeley/Loveland, Colorado; Atlanta, Georgia; Baltimore, Maryland; Los Angeles-San Bernardino Counties, California; Los Angeles – South Coast Basin, California; Phoenix/Mesa, Arizona; San Diego County, California; San Francisco Bay Area, California; San Joaquin Valley, California; and Sacramento County, California. Federal transportation funding has been directly tied to compliance with the Clean Air Act.

Large emitters (facilities that emit 25,000 metric tons or more per year) of greenhouse gases (GHG) must report GHG generation to comply with the EPA's Mandatory Greenhouse Gases Reporting Rule (GHG Rule). The Company files annual reports in accordance with the GHG Rule relating to operations at its three cement plants in Texas and California, as well as its Magnesia Specialties facilities in Woodville, Ohio, and Manistee, Michigan, each of which emit certain GHG, including carbon dioxide, methane and nitrous oxide. If Congress passes additional legislation limiting GHG emissions, these operations will likely be subject to such legislation. The Company believes that any increased operating costs or taxes related to GHG emission limitations at its cement or Woodville operations would be passed on to its customers. The Manistee facility may have to absorb extra costs due to the regulation of GHG emissions in order to maintain competitive pricing in its markets. The Company cannot reasonably predict how much those increased costs may be.

The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. In the opinion of management, based upon currently available facts, the likelihood is remote that the ultimate outcome of any litigation or other proceedings, including those pertaining to environmental matters, relating to the Company and its subsidiaries, will have a material adverse effect on the overall results of the Company's operations, cash flows or financial position.

FINANCIAL OVERVIEW

In 2022, the Company achieved its eleventh consecutive year of growth for consolidated products and services revenues, gross profit and Adjusted EBITDA. This section presents metrics for continuing operations.

Results of Operations

The discussion and analysis that follow reflect management's assessment of the financial condition and results of operations (MD&A) of the Company and should be read in conjunction with the audited consolidated financial statements. As discussed in more detail, the Company's operating results are highly dependent upon activity within the construction marketplace, economic cycles within the public and private business sectors, and seasonal and other weather-related conditions. Accordingly, financial results for any year presented, or year-to-year comparisons of reported results, may not be indicative of future operating results. As permitted by the Securities and Exchange Commission (SEC) under the FAST Act Modernization and Simplification of Regulation S-K, the Company has elected to omit the discussion of the earliest period (2020) presented as it was included in its MD&A in its 2021 Form 10-K filed on February 22, 2022, incorporated by reference from Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" thereto.

The Company's Building Materials business generated the majority of consolidated total revenues and earnings from continuing operations. The following comparative analysis and discussion should be read within this context. Further, sensitivity analysis and certain other data are provided to enhance the reader's understanding of MD&A and are not intended to be indicative of management's judgment of materiality.



The Company's consolidated operating results and operating results as a percentage of total revenues are as follows:

years ended December 31 (in millions, except for % of total revenues)	2022	% of Total revenues	2021	% of Total revenues
Product and services revenues	$ 5,730.5		$ 5,084.7	
Freight revenues	430.2		329.3	
Total Revenues	**6,160.7**	**100.0**	**5,414.0**	**100.0**
Cost of revenues - products and services	4,304.6		3,735.7	
Cost of revenues - freight	432.8		329.9	
Total cost of revenues	4,737.4	76.9	4,065.6	75.1
Gross Profit	**1,423.3**	**23.1**	**1,348.4**	**24.9**
Selling, general and administrative expenses	396.7	6.4	351.0	6.5
Acquisition and integration expenses	9.1		57.9	
Other operating income, net	(189.2)		(34.3)	
Earnings from Operations	**1,206.7**	**19.6**	**973.8**	**18.0**
Interest expense	169.0		142.7	
Other nonoperating income, net	(53.4)		(24.4)	
Earnings from continuing operations before income tax expense	1,091.1		855.5	
Income tax expense	234.8		153.2	
Earnings from continuing operations	856.3	13.9	702.3	13.0
Earnings from discontinued operations, net of income tax expense	10.5		0.5	
Consolidated net earnings	866.8		702.8	
Less: Net earnings attributable to noncontrolling interests	—		0.3	
Net Earnings Attributable to Martin Marietta	**$ 866.8**	**14.1**	**$ 702.5**	**13.0**

Consolidated Adjusted EBITDA

Earnings from continuing operations before interest; income taxes; depreciation, depletion and amortization; earnings/loss from nonconsolidated equity affiliates; acquisition and integration expenses; the impact of selling acquired inventory after its markup to fair value as part of acquisition accounting; and the nonrecurring gain on the divestiture of certain ready mixed concrete operations (Adjusted EBITDA) is an indicator used by the Company and investors to evaluate the Company's operating performance from period to period. Adjusted EBITDA is not defined by generally accepted accounting principles (GAAP) and, as such, should not be construed as an alternative to net earnings attributable to Martin Marietta, earnings from operations or operating cash flow. However, the Company's management believes that Adjusted EBITDA may provide additional information with respect to the Company's performance. Since Adjusted EBITDA excludes some, but not all, items that affect net earnings and may vary among companies, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net earnings from continuing operations attributable to Martin Marietta to consolidated Adjusted EBITDA:

years ended December 31 (in millions)	2022	2021
Net earnings from continuing operations attributable to Martin Marietta	$ 856.3	$ 702.0
Add back:		
Interest expense, net of interest income	155.4	142.4
Income tax expense for controlling interests	234.8	153.1
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates	496.6	442.5
Acquisition and integration expenses	9.1	57.9
Impact of selling acquired inventory after markup to fair value as part of acquisition accounting	—	30.6
Nonrecurring gain on divestiture	(151.9)	—
Consolidated Adjusted EBITDA	$ 1,600.3	$ 1,528.5



Mix-Adjusted Average Selling Price

Mix-adjusted average selling price (mix-adjusted ASP) is a non-GAAP measure that excludes the impacts of period-over-period product, geographic and other mix on the average selling price. Mix-adjusted ASP is calculated by comparing current-period shipments to like-for-like shipments in the comparable prior period. Management uses this metric to evaluate the realization of pricing increases and believes this information is useful to investors. The following reconciles reported average selling price to mix-adjusted ASP and corresponding variances:

years ended December 31 (in millions)	2022	2021
East Group - Aggregates:		
Reported average selling price	$ 17.19	$ 15.56
Adjustment for impact of product, geographic and other mix	(0.19)	
Mix-adjusted ASP	$ 17.00	
Reported average selling price variance	10.5%	
Mix-adjusted ASP variance	9.3%	
West Group - Aggregates:		
Reported average selling price	$ 15.93	$ 14.25
Adjustment for impact of product, geographic and other mix	(0.06)	
Mix-adjusted ASP	$ 15.87	
Reported average selling price variance	11.9%	
Mix-adjusted ASP variance	11.4%	
Total Aggregates:		
Reported average selling price	$ 16.68	$ 15.08
Adjustment for impact of product, geographic and other mix	(0.09)	
Mix-adjusted ASP	$ 16.59	
Reported average selling price variance	10.6%	
Mix-adjusted ASP variance	10.0%	
Cement - Continuing Operations:		
Reported average selling price	$ 142.83	$ 122.14
Adjustment for impact of product, geographic and other mix	(0.51)	
Mix-adjusted ASP	$ 142.32	
Reported average selling price variance	16.9%	
Mix-adjusted ASP variance	16.5%	



Total Revenues

The following table presents revenues data for the Company and its reportable segments by product line:

years ended December 31 (in millions)	2022	2021
Building Materials business:		
Products and services		
East Group:		
Aggregates	$ 2,152.3	$ 2,011.0
Asphalt	192.3	167.9
Less: Interproduct revenues	(20.5)	(17.3)
East Group Total	2,324.1	2,161.6
West Group:		
Aggregates	1,353.7	1,047.5
Cement	602.3	494.5
Ready mixed concrete	951.3	1,145.8
Asphalt and paving services	583.1	346.3
Less: Interproduct revenues	(362.0)	(385.7)
West Group Total	3,128.4	2,648.4
Products and services	5,452.5	4,810.0
Freight	404.2	305.3
Total Building Materials business	5,856.7	5,115.3
Magnesia Specialties:		
Products	278.0	274.7
Freight	26.0	24.0
Total Magnesia Specialties	304.0	298.7
Total consolidated revenues	$ 6,160.7	$ 5,414.0

Gross Profit

The following table presents gross profit and gross margin data for the Company by product line:

years ended December 31 (dollars in millions)	2022 Amount	2022 % of Revenues	2021 Amount	2021 % of Revenues
Building Materials business:				
Aggregates	$ 980.3	28.0%	$ 904.8	29.6%
Cement	204.4	33.9%	157.0	31.8%
Ready mixed concrete	69.6	7.3%	95.6	8.3%
Asphalt and paving services	81.9	10.6%	79.2	15.4%
Products and services	1,336.2	24.5%	1,236.6	25.7%
Freight	2.0	NM	3.3	NM
Total Building Materials business	1,338.2	22.8%	1,239.9	24.2%
Magnesia Specialties:				
Products and services	95.5	34.4%	110.4	40.2%
Freight	(4.6)	NM	(3.9)	NM
Total Magnesia Specialties	90.9	29.9%	106.5	35.6%
Corporate	(5.8)	NM	2.0	NM
Total consolidated gross profit	$ 1,423.3	23.1%	$ 1,348.4	24.9%

The increase in Building Materials business gross profit in 2022 compared with 2021 was primarily attributable to pricing growth and the accretive impacts of acquisitions, which more than offset historically high cost inflation and the divestiture of the Colorado and Central Texas ready mixed concrete operations on an absolute basis. The Building Materials business gross margin was negatively impacted by inflationary cost increases throughout the year. While pricing increases were implemented during the year, the full benefits are achieved over time as existing contracts are replaced with new contracts with updated pricing.



The decrease in gross profit in Magnesia Specialties was driven by lower demand from domestic steel industry customers for dolomitic lime products and higher energy and contract services costs.

Corporate gross profit includes intercompany royalty and rental revenue and expenses, depreciation and unallocated operational expenses excluded from the Company's evaluation of business segment performance.

Aggregates. The average selling price per ton for aggregates was $16.68 and $15.08 for 2022 and 2021, respectively.

Aggregates average selling price increases compared to the prior year are as follows:

years ended December 31	**2022**	2021
East Group	**10.5%**	1.6%
West Group	**11.9%**	3.1%
Total aggregates operations[1]	**10.6%**	2.1%

[1]   Total aggregates operations include acquisitions from the date of acquisition and divestitures through the date of disposal.

Aggregates pricing improved 10.6%, or 10.0% on a mix-adjusted basis, compared with 2021. The East Group reported an increase of 10.5%, or 9.3% on a mix-adjusted basis, and West Group pricing increased 11.9%, or 11.4% on a mix-adjusted basis, compared with 2021, reflecting multiple price actions implemented throughout the year.

The following presents aggregates shipments for each reportable segment of the Building Materials business:

years ended December 31 Tons (in millions)	**2022**	2021
East Group	**124.0**	128.5
West Group	**83.7**	72.7
Total aggregates operations[1]	**207.7**	201.2

[1]   Total aggregates operations include acquisitions from the date of acquisition and divestitures through the date of disposal.

Aggregates shipments sold to external customers and internal tons used in other product lines are as follows:

years ended December 31 Tons (in millions)	**2022**	2021
Tons to external customers	**192.3**	184.2
Internal tons used in other product lines	**15.4**	17.0
Aggregates tons	**207.7**	201.2

Aggregates volume variance compared to the prior year by reportable segment is as follows:

years ended December 31	**2022**	2021
East Group	**(3.5%)**	8.3%
West Group	**15.2%**	7.2%
Total aggregates operations[1]	**3.3%**	7.9%

[1]   Total aggregates operations include acquisitions from the date of acquisition and divestitures through the date of disposal.

Aggregates volume increased in 2022, benefiting from contributions from acquired operations and solid construction activity across all three primary end-use markets.

Cement, Ready Mixed Concrete, Asphalt and Paving Services. Average selling prices for cement, ready mixed concrete and asphalt are as follows:

years ended December 31	**2022**		2021	
Cement – per ton	$	**142.83**	$	122.14
Ready mixed concrete – per cubic yard	$	**128.15**	$	115.14
Asphalt – per ton	$	**61.77**	$	49.96



Unit shipments for cement, ready mixed concrete and asphalt are as follows:

years ended December 31 (in millions)	2022	2021
Cement:		
Tons to external customers	2.9	2.5
Internal tons used in ready mixed concrete	1.3	1.5
Total cement tons	4.2	4.0
Ready mixed concrete – cubic yards	7.4	10.0
Asphalt:		
Tons to external customers	6.8	5.1
Internal tons used in paving operations	2.3	2.0
Total asphalt tons	9.1	7.1

Cement shipments increased 4.7% in 2022 versus prior year from continued strong demand and tight supply in North and South Texas. Cement pricing improved 16.9%, or 16.5% on a mix-adjusted basis, compared with the prior year, driven by the impact of multiple price increases during the year. Cement product gross margin expanded 210 basis points, as shipment and pricing growth more than offset higher energy, maintenance and raw materials costs.

Ready mixed concrete shipments decreased 25.4%, primarily reflecting the impact of divested operations, partially offset by the acquired Arizona operations and pricing increased 11.3%. In 2022, asphalt pricing increased 23.6% primarily attributable to price increases implemented throughout the year, following increases in raw material costs, while volumes improved 28.4%, driven by shipments from the acquired Lehigh West Region operations.

Magnesia Specialties. In 2022, Magnesia Specialties reported total revenues of $304.0 million, gross profit of $90.9 million and earnings from operations of $75.2 million, representing an increase of 1.8%, a decrease of 14.7% and a decrease of 17.1%, respectively, compared with 2021. The profitability decreases in 2022 were reflective of lower domestic steel production and demand for chemicals products, coupled with higher energy and maintenance costs.

Selling, General and Administrative Expenses

SG&A expenses for 2022 and 2021 were 6.4% and 6.5% of total revenues, respectively. The $45.7 million increase in total expense was primarily driven by a full year of expense for operations acquired in 2021.

Acquisition and Integration Expenses

The Company incurred $57.9 million of acquisition and integration expenses in 2021, primarily associated with the Tiller and Lehigh West Region acquisitions.

Other Operating Income, Net

Other operating income, net, is comprised generally of gains and losses on the sale of assets; recoveries and losses related to certain customer accounts receivable; rental, royalty and services income; accretion expense, depreciation expense and gains and losses related to asset retirement obligations. These net amounts represented income of $189.2 million in 2022 and $34.3 million in 2021. In 2022, other operating income, net, included a $151.9 million pretax gain on the divestiture of the Colorado and Central Texas ready mixed concrete operations. For 2021, other operating income, net, included $21.6 million of nonrecurring gains on land sales and divested assets driven primarily by the sale of the Company's former corporate headquarters.

Earnings from Operations

Consolidated earnings from operations were $1.21 billion and $973.8 million in 2022 and 2021, respectively.



Interest Expense

Interest expense was $169.0 million in 2022 and $142.7 million in 2021. The increase reflected a full-year of interest on the $2.5 billion of publicly traded debt the Company issued in July 2021 to help finance acquisition activity.

Other Nonoperating Income, Net

Other nonoperating income, net, is comprised generally of interest income; foreign currency transaction gains and losses; pension and postretirement benefit cost (excluding service cost); net equity earnings from nonconsolidated investments and other miscellaneous income and expenses. Consolidated other nonoperating income, net, was $53.4 million in 2022 and $24.4 million in 2021. Other nonoperating income, net, for the year ended December 31, 2022 included a $12.0 million pretax gain related to the repurchase of the Company's debt, $8.2 million of third-party railroad track maintenance expense and a $13.3 million increase in interest income.

Income Tax Expense

Variances in the estimated effective income tax rates, when compared with the statutory corporate income tax rate, are due primarily to the statutory depletion deduction for mineral reserves, the effect of state income taxes, stock compensation deductions, and the impact of foreign income or losses for which no tax expense or benefit is recognized. Additionally, certain acquisition-related expenses have limited deductibility for income tax purposes.

The permanent benefit associated with the statutory depletion deduction for mineral reserves is typically the significant driver of the estimated effective income tax rate. The statutory depletion deduction is calculated as a percentage of revenues subject to certain limitations. Due to these limitations, changes in sales volumes and pretax earnings may not proportionately affect the statutory depletion deduction and the corresponding impact on the effective income tax rate. However, the impact of the depletion deduction on the estimated effective tax rate is inversely affected by increases or decreases in pretax earnings.

The Company's estimated effective income tax rate for the years ended December 31, 2022 and 2021 was 21.5% and 17.9%, respectively. The higher 2022 effective income tax rate versus 2021 was primarily driven by the impact of the divestiture of the Colorado and Central Texas ready mixed concrete businesses.

The effective income tax rate for 2022 and 2021 included a $10.3 million and $9.7 million discrete benefit from financing third-party railroad track maintenance, respectively. In exchange, the Company received a federal income tax credit and deduction.

Discontinued Operations

The Company classified its Tehachapi cement plant, related cement terminals and its California ready mixed concrete businesses acquired as part of Lehigh West Region as assets held for sale and discontinued operations as of and for the years ended December 31, 2022 and 2021. Additionally, the Redding cement plant, related cement terminals and 14 ready mixed concrete plants that were classified as discontinued operations as of and for the year ended December 31, 2021 were sold in June 2022. The collective businesses generated earnings of $10.5 million and $0.5 million, respectively, net of expenses associated with the planned disposal, the impact of selling acquired inventory after its step up to fair value as part of acquisition accounting and income tax expense.

Net Earnings Attributable to Martin Marietta and Earnings Per Diluted Share

Net earnings from continuing operations attributable to Martin Marietta were $856.3 million, or $13.70 per diluted share, for 2022 and $702.0 million, or $11.21 per diluted share, for 2021.

Liquidity and Cash Flows

Operating Activities

Generally, the Company's primary source of liquidity is cash generated from operating activities. Operating cash flow is substantially derived from consolidated net earnings, before deducting depreciation, depletion and amortization, and offset by working capital requirements. Cash provided by operations was $991.2 million in 2022 and $1.14 billion in 2021. The primary drivers of the decrease in cash provided by operations in 2022 were increased cash taxes and changes in working capital.





Depreciation, depletion and amortization expense are as follows:

years ended December 31 (in millions)	2022	2021
Depreciation	$ 394.6	$ 362.2
Depletion	59.8	46.0
Amortization	45.0	38.3
Total	$ 499.4	$ 446.5

Investing Activities

Net cash used for investing activities was $483.8 million in 2022 and $3.47 billion in 2021. The decrease reflected lower acquisition activity in 2022 compared with $3.11 billion used to consummate acquisitions during 2021.

Cash paid for property, plant and equipment additions was $481.8 million in 2022 and $423.1 million in 2021.

Pretax proceeds from divestitures and sales of assets were $687.1 million in 2022 and $42.8 million in 2021.

The Company invested $704.6 million in restricted investments to satisfy discharged debt and related interest (see *Capital Structure and Resources* section).

Financing Activities

Net cash used for financing activities was $407.5 million in 2022 compared with net cash provided by financing activities of $2.29 billion in 2021. The 2021 cash provided reflected the issuance of $2.50 billion in publicly traded debt, primarily to finance acquisitions.

During 2022, the Company repurchased $67.7 million (par value) of its Senior Notes, resulting in a pretax gain of $12.0 million.

For the years ended December 31, 2022 and 2021, the Board of Directors approved total cash dividends on the Company's common stock of $2.54 per share and $2.36 per share, respectively. Total cash dividends paid were $159.1 million in 2022 and $147.8 million in 2021.

In 2022, the Company repurchased 0.4 million shares of its common stock for a total cost of $150.0 million, or $358.56 per share.

Capital Structure and Resources

Long-term debt, including current maturities of discharged debt, was $5.04 billion at December 31, 2022, and was in the form of publicly-issued long-term notes and debentures.



On September 29, 2022, the Company satisfied and discharged its $700 million of 0.650% Senior Notes due 2023 (the 0.650% Senior Notes), which were issued in July 2021. In connection with the satisfaction and discharge, the Company irrevocably deposited funds in an amount sufficient to satisfy all remaining principal and interest payments on the 0.650% Senior Notes with Regions Bank (the Trustee). The funds are invested in a fund that invests exclusively in U.S. Treasury securities and are classified as *Restricted investments (to satisfy discharged debt and related interest)* on the consolidated balance sheet at December 31, 2022. Holders of the 0.650% Senior Notes will receive payment of principal on the scheduled maturity date and payment of interest at the per annum rate (and on the dates) set forth in the 0.650% Senior Notes indenture. The Company utilized existing cash resources to fund the satisfaction and discharge. As a result of the satisfaction and discharge, the obligations of the Company under the indenture with respect to the 0.650% Senior Notes have been terminated, except those provisions of the indenture that, by their terms, survive the satisfaction and discharge. The 0.650% Senior Notes remain on the Company's consolidated balance sheet at December 31, 2022 and will continue to accrete to their par value over the period until maturity in July 2023.

In July 2021, the Company issued the 0.650% Senior Notes, $900.0 million aggregate principal amount of 2.400% Senior Notes due 2031 (the 2.400% Senior Notes) and $900.0 million aggregate principal amount of 3.200% Senior Notes due 2051 (the 3.200% Senior Notes). The Company used the net proceeds to pay the consideration for the acquisition of the Lehigh West Region business and for general corporate purposes. See Note C to the financial statements for more information on the Lehigh West Region acquisition, which was consummated on October 1, 2021.

The Company, through a wholly-owned special-purpose subsidiary, has a $400.0 million trade receivable securitization facility (the Trade Receivable Facility). In September 2022, the Company extended the maturity of the Trade Receivable Facility to September 21, 2023. The Trade Receivable Facility is backed by eligible trade receivables, as defined. Borrowings are limited to the lesser of the facility limit or the borrowing base, as defined. These receivables are originated by the Company and then sold or contributed to the wholly-owned special-purpose subsidiary. The Company continues to be responsible for the servicing and administration of the receivables purchased by the wholly-owned special-purpose subsidiary. The Trade Receivable Facility contains a cross-default provision to the Company's other debt agreements. Subject to certain conditions, including lenders providing the requisite commitments, the Trade Receivable Facility may be increased to a borrowing base not to exceed $500 million. There were no outstanding borrowings on the Trade Receivable Facility as of December 31, 2022.

The Company has an $800.0 million five-year senior unsecured revolving facility (the Revolving Facility), which matures in December 2027. There were no outstanding borrowings on the Revolving Facility as of December 31, 2022. The Revolving Facility requires the Company's ratio of consolidated net debt-to-consolidated EBITDA, as defined, for the trailing-twelve months (the Ratio) to not exceed 3.50x as of the end of any fiscal quarter, provided that the Company may exclude from the Ratio debt incurred in connection with certain acquisitions during the quarter or the three preceding quarters so long as the Ratio calculated without such exclusion does not exceed 4.00x. Additionally, if there are no amounts outstanding under the Revolving Facility and the Trade Receivable Facility, consolidated debt, including debt for which the Company is a guarantor, shall be reduced in an amount equal to the lesser of $500.0 million or the sum of the Company's unrestricted cash and temporary investments, for purposes of the covenant calculation. The Company was in compliance with the Ratio and other requirements under the Revolving Credit Facility at December 31, 2022.

Total equity was $7.17 billion at December 31, 2022. At that date, the Company had an accumulated other comprehensive loss of $38.5 million, primarily resulting from unrecognized prior service cost and actuarial loss related to pension benefits.

Pursuant to authority granted by its Board of Directors, the Company can repurchase up to 20 million shares of common stock. As of December 31, 2022, the Company had 13.1 million shares remaining under the repurchase authorization. Future share repurchases are at the discretion of management.

At December 31, 2022, the Company had $358.0 million in unrestricted cash and short-term investments that are considered cash equivalents. The Company manages its cash and cash equivalents to ensure short-term operating cash needs are met and excess funds are managed efficiently. The Company funds shortages in operating cash through credit facilities. The Company utilizes excess cash to either pay down credit facility borrowings or invest in money market funds, money market demand deposit accounts or Eurodollar time deposit accounts. Money market demand deposits and Eurodollar time deposit accounts are exposed to bank solvency risk. Money market demand deposit accounts are FDIC insured up to $250,000. The Company's investments in bank funds generally exceed the FDIC insurance limit.



Cash on hand, along with the Company's projected internal cash flows and availability of financing resources, including its access to debt and equity capital markets, is expected to continue to be sufficient to provide the capital resources necessary to support anticipated operating needs, cover debt service requirements, meet capital expenditures and discretionary investment needs, fund certain acquisition opportunities that may arise and allow for payment of dividends for the foreseeable future. Borrowings under the Revolving Facility are unsecured and may be used for general corporate purposes. The Company's ability to borrow or issue securities is dependent upon, among other things, prevailing economic, financial and market conditions. At December 31, 2022, the Company had $1.20 billion of unused borrowing capacity under its Revolving Facility and Trade Receivable Facility.

The Company may be required to obtain additional financing in order to fund certain strategic acquisitions or to refinance outstanding debt. Any strategic acquisition of size would likely require an appropriate balance of newly-issued equity with debt in order to maintain a composite investment-grade credit rating. The Company is exposed to credit markets through the interest cost related to borrowings under its Revolving Facility and Trade Receivable Facility.

Contractual and Off Balance Sheet Obligations

Postretirement medical benefits will be paid from the Company's assets. The obligation, if any, for retiree medical payments is subject to the terms of the plan. At December 31, 2022, the Company's recorded benefit obligation related to these benefits totaled $8.9 million.

The Company has other retirement benefits related to pension plans. At December 31, 2022, the fair value of the qualified pension plans' assets exceeded the projected benefit obligation by $295.3 million. The Company estimates that it will make contributions of $25.0 million to qualified pension plans in 2023. Any contributions beyond 2023 are currently undeterminable and will depend on the investment return on the related pension assets. At December 31, 2022, the Company had a total obligation of $85.8 million related to unfunded nonqualified pension plans and expects to make contributions of $11.5 million to these plans in 2023.

At December 31, 2022, the Company had $3.8 million accrued for uncertain tax positions, including interest of $0.2 million. Such liabilities may become payable if the tax positions are not sustained upon examination by a taxing authority.

In connection with normal, ongoing operations, the Company enters into market-rate leases for property, plant and equipment and royalty commitments principally associated with leased land and mineral reserves. Additionally, the Company enters into equipment rentals to meet shorter-term, nonrecurring and intermittent needs. At December 31, 2022, the Company had $388.0 million in operating lease obligations and $199.9 million in finance lease obligations, representing the present value of future payments. The Company also had $8.6 million of lease obligations classified as held for sale. The imputed interest on operating and finance lease obligations was $177.3 million. Management anticipates that, in the ordinary course of business, the Company will enter into additional royalty agreements for land and mineral reserves during 2023. As permitted, short-term leases are excluded from ASC 842 requirements and future noncancelable obligations for these leases as of December 31, 2022 are immaterial.

As of December 31, 2022, future interest payable on the Company's publicly traded debt through the various maturity dates was $2.13 billion. The Company had obligations related to contracts of affreightment not accounted for as a lease and royalty agreements totaling $97.2 million and $156.3 million, respectively, as of December 31, 2022. The Company had purchase commitments for property, plant and equipment of $130.4 million as of December 31, 2022. In addition, during 2022, the Company entered into a commitment for 691 railcars at an aggregate value of $75.8 million. The Company also had other purchase obligations related to energy and service contracts which totaled $198.1 million as of December 31, 2022.

Contingent Liabilities and Commitments

The Company has entered into standby letter of credit agreements relating to certain insurance claims, contract performance and permit requirements. At December 31, 2022, the Company had contingent liabilities guaranteeing its own performance under these outstanding letters of credit of $21.8 million.

In the normal course of business, at December 31, 2022, the Company was contingently liable for $678.5 million in surety bonds, which guarantee its own performance and are required by certain states and municipalities and their related agencies. The Company has indemnified the underwriting insurance companies against any exposure under the surety bonds. In the Company's past experience, no material claims have been made against these financial instruments.



The Company is a guarantor with an unconsolidated affiliate for a $15.0 million revolving line of credit agreement with Truist Bank that has a maturity date of March 2024, of which $2.6 million was outstanding as of December 31, 2022. The affiliate has agreed to reimburse and indemnify the Company for any payments and expenses the Company may incur from this agreement. The Company holds a lien on the affiliate's membership interest in a joint venture as collateral for payment under the revolving line of credit.

OTHER FINANCIAL INFORMATION

Critical Accounting Policies and Estimates

The Company's audited consolidated financial statements include certain critical estimates regarding the effect of matters that are inherently uncertain. These estimates require management's subjective and complex judgments. Amounts reported in the Company's consolidated financial statements could differ materially if management used different assumptions in making these estimates, resulting in actual results differing from those estimates. Methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Company's Audit Committee. Management's determination of the critical nature of accounting estimates and judgments may change from time to time depending on facts and circumstances that management cannot currently predict.

Impairment Review of Goodwill

Goodwill is required to be tested annually for impairment. An interim review is performed between annual tests if facts and circumstances indicate a potential impairment. The Company performs its impairment evaluation as of October 1, which represents the annual evaluation date. The impairment review of goodwill is a critical accounting estimate because goodwill represented 24% (excluding goodwill allocated to assets held for sale) of the Company's total assets at December 31, 2022; the review requires management to apply judgment and make key assumptions; and an impairment charge could be material to the Company's financial condition and results of operations.

Certain operating segments within the Building Materials business meet the aggregation criteria and are consolidated into reportable segments for financial reporting. The Company's reporting units, which represent the level at which goodwill is tested for impairment, are based on the operating segments of the Building Materials business. Goodwill is assigned to the respective reporting unit(s) based on the location of acquisitions at the time of consummation. If subsequent organizational changes result in operations being transferred to a different reporting unit, a proportionate amount of goodwill is transferred from the former to the new reporting unit. The Southwest Division is the most significant reporting unit and includes $1.8 billion of the Company's goodwill. There is also $1.1 billion of goodwill in the West Division reporting unit. There is no goodwill related to the Magnesia Specialties business.

Goodwill is tested for impairment by comparing the reporting unit's fair value to its carrying value, which represents a Step-1 analysis. However, prior to Step 1, the Company may perform an optional qualitative assessment, or Step 0. As part of the qualitative assessment, the Company considers, among other things, the following events and circumstances: macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and other business or reporting unit-specific events. If the Company concludes it is more-likely-than-not (i.e., a likelihood of more than 50%) that a reporting unit's fair value is higher than its carrying value, the Company does not perform any further goodwill impairment testing for that reporting unit. Otherwise, it proceeds to Step 1 of its goodwill impairment analysis. If the reporting unit's fair value exceeds its carrying value, no further calculation is necessary. A reporting unit with a carrying value in excess of its fair value constitutes a Step-1 failure and results in an impairment charge. When the Company validates its conclusion by measuring fair value, it may resume performing a qualitative assessment for a reporting unit in any subsequent period. The Company may bypass the qualitative assessment for any reporting unit in any period and proceed directly with the quantitative calculation in Step 1. The Company performs a Step-1 analysis for all its reporting units every three years.

For the 2022 annual impairment evaluation, the Company performed a Step-1 analysis for all reporting units. The fair values were calculated using a discounted cash flow model. Key assumptions included management's estimates of changes in average selling price, shipment volumes and production costs as well as assumptions of future profitability, capital requirements, discount rates ranging from 10.0% to 10.25% and a terminal growth rate of 2.5%. The fair value of all reporting units exceeded the carrying value. For sensitivity purposes, a 100-basis-point increase in the discount rate, holding all other assumptions constant, would still result in all units passing the Step-1 analysis.

Future profitability and capital requirements are, by their nature, estimates. Price, cost and volume assumptions were based on various factors, including historical averages and current forecasts, external sources, and market conditions, while also



considering any production capacity constraints. Capital requirements included maintenance-level needs and known efficiency- and capacity-increasing investments.

A discount rate is calculated for each reporting unit that requires a Step-1 analysis and represents its weighted average cost of capital. The calculation of the discount rate includes the following components, which are primarily based on published sources: equity risk premium, historical beta, risk-free interest rate, small-stock premium and borrowing rate.

The terminal growth rate was based on anticipated average GDP increases post-2023.

Management believes that all assumptions used were reasonable based on historical operating results and expected future trends. However, if future operating results are unfavorable as compared with forecasts, the results of future goodwill impairment evaluations could be negatively affected. Further, mineral reserves, which represent underlying assets producing the reporting units' cash flows for the aggregates product line, are depleting assets by their nature. Any potential impairment charges from future evaluations represent a risk to the Company.

Pension Benefit Obligation and Pension Expense – Selection of Assumptions

The Company sponsors noncontributory defined benefit pension plans that cover substantially all employees and a Supplemental Excess Retirement Plan (SERP) for certain retirees (see Note K to the consolidated financial statements). Annually, as of December 31, management remeasures the defined benefit pension plans' projected benefit obligation based on the present value of the projected future benefit payments to all participants for services rendered to date, reflecting expected future pay increases through the participants' expected retirement dates. A discount rate assumption is selected annually based on corporate bond rates as of the measurement date to calculate the present value of the projected benefit obligation.

Annual pension expense, referred to as net periodic benefit cost within the consolidated financial statements, (inclusive of SERP expense) consists of several components:

- *Service Cost,* which represents the present value of benefits attributed to services rendered in the current year, measured by expected future salary levels to assumed retirement dates;

- *Interest Cost,* which represents one year's additional interest on the projected benefit obligation;

- *Expected Return on Assets,* which represents the expected investment return on pension plan assets; and

- *Amortization of Prior Service Cost and Actuarial Gains and Losses,* which represents components that are recognized over time rather than immediately. Prior service cost represents credit given to employees for years of service already accrued. At December 31, 2022, unrecognized prior service cost was $48.2 million. Management currently expects to amortize $5.9 million of the unrecognized prior service cost in 2023. Actuarial gains and losses arise from changes in assumptions regarding future events, a change in the benefit obligation resulting from experience different from assumed or when actual returns on pension assets differ from expected returns. At December 31, 2022, the unrecognized actuarial loss was $43.2 million. Pension accounting rules currently allow companies to amortize the portion of the unrecognized actuarial loss that represents more than 10% of the greater of the projected benefit obligation or pension plan assets, using the average remaining service life for the amortization period. The calculation is performed on a plan-by-plan basis. Management currently expects to amortize $0.4 million of the unrecognized actuarial loss in 2023.

The aforementioned components are calculated annually to determine the annual pension expense.

Management believes the selection of assumptions related to the annual pension expense and related projected benefit obligation is a critical accounting estimate due to the high degree of volatility in the expense and obligation dependent on selected assumptions. The key assumptions are as follows:

- The *discount rate* is used to present value the projected benefit obligation and represents the current rate at which the projected benefit obligations could be effectively settled.

- The *expected long-term rate of return on pension plan assets* is used to estimate future asset returns and should reflect the average rate of long-term earnings on assets invested to provide for the benefits included in the projected benefit obligation.

- The *mortality table* and *mortality improvement scale* represent published statistics on the expected lives of people.

- The *rate of increase in future compensation levels* is used to project the pay-related pension benefit formula and should estimate actual future compensation levels.



Management's selection of the discount rate is based on an analysis that estimates the current rate of return for high-quality, fixed-income investments with maturities matching the payment of pension benefits that could be purchased to settle the obligations. The Company selected a hypothetical portfolio of Moody's Aa bonds, with maturities that match the benefit obligations, to determine the discount rate. At December 31, 2022, the Company selected a discount rate assumption of 5.88%, a 265-basis-point increase compared with the December 31, 2021 assumption. Of the four key assumptions, the discount rate is generally the most volatile and sensitive estimate. Accordingly, a change in this assumption has the most significant impact on the annual pension expense and the projected benefit obligation.

Management's selection of the rate of increase in future compensation levels, which reflects cost of living adjustments and merit and promotion increases, is generally based on the Company's historical increases in pensionable earnings, while giving consideration to any future expectations. A higher rate of increase results in higher pension expense and a higher projected benefit obligation. The assumed long-term rate of increase is 4.50%.

Management's selection of the expected long-term rate of return on pension fund assets is based on a building-block approach, whereby the components are weighted based on the allocation of pension plan assets. Based on the currently projected returns on these assets and related expenses, the Company selected an expected return on assets of 6.75%, the same as the prior-year rate. The following table presents the expected return on pension assets as compared with the actual return on pension assets:

(in millions)	Expected Return on Pension Assets	Actual Return on Pension Assets
2022	**$77.3**	**($171.4)**
2021	$70.5	$121.7

The difference between the expected return and the actual return on pension assets is included in actuarial gains and losses, which are amortized into annual pension expense as previously described.

At December 31, 2022 and 2021, the Company estimated the remaining lives of participants in the pension plans using the Society of Actuaries' Pri-2012 Base Mortality Table. The no-collar table was used for salaried participants and the blue-collar table was used for hourly participants, both adjusted to reflect the historical experience of the Company's participants. The Company selected the MP-2020 scale for mortality improvement at December 31, 2022 and 2021.

Assumptions are selected on December 31 to calculate the succeeding year's expense. The assumptions selected at December 31, 2022 were as follows:

Discount rate	5.88%
Rate of increase in future compensation levels	4.50%
Expected long-term rate of return on assets	6.75%
Average remaining service period for participants	10.2 years
Mortality Tables:	
Base Table	Pri-2012
Mortality Improvement Scale	MP-2020

Using these assumptions, pension benefit obligation as of December 31, 2022 was $857.6 million and 2023 pension expense is expected to be approximately $16.6 million based on current demographics and structure of the plans. Changes in the underlying assumptions would have the following estimated impact on the obligation and expected expense:

- A 25-basis-point change in the discount rate would have changed the December 31, 2022 pension benefit obligation by approximately $25.2 million.

- A 25-basis-point change in the discount rate would change the 2023 expected expense by approximately $0.9 million.

- A 25-basis-point change in the expected long-term rate of return on assets would change the 2023 expected expense by approximately $2.6 million.

The Company made pension plan and SERP contributions of $90.2 million in 2022 and $482.6 million during the five-year period ended December 31, 2022. In total, the Company's pension plans are overfunded (fair value of plan assets exceeds the projected benefit obligation) by $209.5 million at December 31, 2022. The Company's projected benefit obligation was $857.6 million at December 31, 2022, a decrease of $277.8 million, or 24%, versus the prior year. This decrease was driven by an increased actuarial gain primarily attributable to a higher discount rate compared with the prior year. The Company expects to make pension plan and SERP contributions of $36.5 million in 2023, of which $25.0 million is voluntary.



Estimated Effective Income Tax Rate

The Company uses the liability method to determine its provision for income taxes. Accordingly, the annual provision for income taxes reflects estimates of the current liability for income taxes, estimates of the tax effect of financial reporting versus tax basis differences using statutory income tax rates and management's judgment with respect to any valuation allowances on deferred tax assets and accruals for uncertain tax positions. The result is management's estimate of the annual effective tax rate (the ETR).

Income for tax purposes is determined through the application of the rules and regulations under the United States Internal Revenue Code and the statutes of various foreign, state and local tax jurisdictions in which the Company conducts business. Changes in the statutory tax rates and/or tax laws in these jurisdictions can have a material impact on the ETR. The effect of these changes, if material, is recognized when the change is enacted.

As prescribed by these tax regulations, as well as generally accepted accounting principles, the manner in which revenues and expenses are recognized for financial reporting and income tax purposes is not always the same. Therefore, these differences between the Company's pretax income for financial reporting purposes and the amount of taxable income for income tax purposes are treated as either temporary or permanent, depending on their nature.

Temporary differences reflect revenues or expenses that are recognized in financial reporting in one period and taxable income in a different period. An example of a temporary difference is the use of the straight-line method of depreciation of machinery and equipment for financial reporting purposes and the use of an accelerated method for income tax purposes. Temporary differences result from differences between the financial reporting basis and tax basis of assets or liabilities and give rise to deferred tax assets or liabilities (i.e., future tax deductions or future taxable income). Therefore, when temporary differences occur, they are offset by a corresponding change in a deferred tax account. As such, total income tax expense as reported in the Company's consolidated statements of earnings is not changed by temporary differences.

The Company has deferred tax liabilities, primarily for right-of-use assets, property, plant and equipment, goodwill and other intangibles, employee pension and postretirement benefits and partnerships and joint ventures. The deferred tax liabilities attributable to property, plant and equipment relate to accelerated depreciation and depletion methods used for income tax purposes as compared with the straight-line and units-of-production methods used for financial reporting purposes. These temporary differences will reverse over the remaining useful lives of the related assets. The deferred tax liabilities attributable to goodwill arise as a result of amortizing goodwill for income tax purposes but not for financial reporting purposes. This temporary difference reverses when goodwill is written off for financial reporting purposes, either through divestitures or an impairment charge. The timing of such events cannot be estimated. The deferred tax liabilities attributable to employee pension and postretirement benefits relate to deductions as plans are funded for income tax purposes compared with deductions for financial reporting purposes based on accounting standards. The reversal of these differences depends on the timing of the Company's contributions to the related benefit plans as compared to the annual expense for financial reporting purposes. The deferred tax liabilities attributable to partnerships and joint ventures relate to the difference between the tax basis of the investments in partnerships and joint ventures when compared to the basis for financial reporting purposes. The temporary difference reverses through differences recognized over the life of the investment or through divestiture.

The Company has deferred tax assets, primarily for inventories, unrecognized losses related to the funded status of the pension and postretirement benefit plans, lease liabilities, valuation reserves, net operating loss carryforwards and tax credit carryforwards. The deferred tax assets attributable to inventories and valuation reserves relate to the deduction of estimated cost reserves and various period expenses for financial reporting purposes that are deductible in a later period for income tax purposes. The reversal of these differences depends on facts and circumstances, including the timing of deduction for income tax purposes for reserves previously established and the establishment of additional reserves for financial reporting purposes. The deferred tax assets attributable to unvested stock-based compensation awards relate to differences in the timing of deductibility for financial reporting purposes versus income tax purposes. For financial reporting purposes, the fair value of the awards is deducted ratably over the requisite service period. For income tax purposes, no deduction is allowed until the award is vested or no longer subject to substantial risk of forfeiture. The Company reflects all excess tax benefits and tax deficiencies in income tax expense as a discrete event in the period in which the award vests or settles, increasing volatility in the income tax rate from period to period.



Business Combinations – Allocation of Purchase Price

The Company's Board of Directors and management regularly review strategic long-term plans, including potential investments in value-added acquisitions of related or similar businesses, which would increase the Company's market presence and/or are related to the Company's existing markets. When an acquisition is completed, the Company's consolidated statements of earnings include the operating results of the acquired business starting from the date of acquisition, which is the date control is obtained. The purchase price is determined based on the fair value of assets and equity interests given to the seller and any future obligations to the seller as of the date of acquisition. The Company allocates the purchase price to the fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The purchase price allocation is a critical accounting policy because the estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions. Further, the amounts and useful lives assigned to depreciable and amortizable assets versus amounts assigned to goodwill and indefinite-lived intangible assets, which are not amortized, can significantly affect the results of operations in the period of and for periods subsequent to a business combination.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and, therefore, represents an exit price. Fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. The Company assigns the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

- Level 1 – Quoted prices in active markets for identical assets and liabilities
- Level 2 – Observable inputs, other than quoted prices, for similar assets or liabilities in active markets
- Level 3 – Unobservable inputs, used to value the asset or liability which includes the use of valuation models

Level 1 fair values are used to value investments in publicly traded entities and assumed obligations for publicly traded long-term debt.

Level 2 fair values are typically used to value acquired receivables, inventories, machinery and equipment, land, buildings, deferred income tax assets and liabilities, and accruals for payables, asset retirement obligations, environmental remediation and compliance obligations, and contingencies. Additionally, Level 2 fair values are typically used to value assumed contracts at other-than-market rates.

Level 3 fair values are used to value acquired mineral reserves and mineral interests produced and sold as final products, and separately-identifiable intangible assets. The fair values of mineral reserves and mineral interests are determined using an excess earnings approach, which requires significant judgment to estimate future cash flows, net of capital investments in the specific operation and contributory asset charges. The estimate of future cash flows is based on available historical information and future expectations and assumptions determined by management, but is inherently uncertain. Significant assumptions used to estimate future cash flows include changes in forecasted revenues based on sales price and shipment volumes as well as forecasted expenses inclusive of production costs and capital needs. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would require if purchasing the acquired business, with an adjustment for the risk of these assets not generating the projected cash flows.

The Company values separately-identifiable acquired intangible assets which may include, but are not limited to, permits, customer relationships, water rights and noncompetition agreements. The fair values of these assets are typically determined by an excess earnings method, a replacement cost method or, in the case of water rights, a market approach.

The useful lives of amortizable intangible assets and the remaining useful lives for acquired machinery and equipment have a significant impact on earnings. The selected lives are based on the expected periods that the assets will provide value to the Company subsequent to the business combination.

The Company may adjust the amounts recognized for a business combination during a measurement period after the acquisition date. Any such adjustments are based on the Company obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement-period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. The measurement period ends once the Company has obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year



from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded through earnings.

Property, Plant and Equipment

Net property, plant and equipment (excluding the amount allocated to assets held for sale) represented 42% of total assets at December 31, 2022. Accordingly, accounting for these assets represents a critical accounting policy. Useful lives of the assets can vary depending on factors, including production levels, geographic location, portability and maintenance practices. Additionally, climate and inclement weather can reduce the useful life of an asset. Historically, the Company has not recognized significant losses on the disposal or retirement of fixed assets.

Aggregates mineral reserves and mineral interests are components within the plant, property and equipment balance on the consolidated balance sheets. The Company evaluates aggregates reserves, including those used in the cement manufacturing process, in several ways, depending on the geology at a particular location and whether the location is a greensite, an acquisition or an existing operation. Greensites require an extensive drilling program before any significant investment is made in terms of time, site development or efforts to obtain appropriate zoning and permitting (see *Environmental Regulation and Litigation* section). The depth of overburden and the quality and quantity of the aggregates reserves are significant factors in determining whether to pursue opening the site. Further, the estimated average selling price for products in a market is also a significant factor in concluding that reserves are economically mineable. If the Company's analysis based on these factors is satisfactory, the total aggregates reserves available are calculated and a determination is made whether to open the location. Reserve evaluation at existing locations is typically performed to evaluate purchasing adjoining properties, for quality control, calculating overburden volumes and for mine planning. Reserve evaluation of acquisitions may require a higher degree of sampling to locate any problem areas that may exist and to verify the total reserves.

Well-ordered subsurface sampling of the underlying deposit is basic to determining reserves at any location. This subsurface sampling usually involves one or more types of drilling, determined by the nature of the material to be sampled and the particular objective of the sampling. The Company's objectives are to ensure that the underlying deposit meets aggregates specifications and the total reserves on site are sufficient for mining and economically recoverable. Locations underlain with hard rock deposits, such as granite and limestone, are drilled using the diamond core method, which provides the most useful and accurate samples of the deposit. Selected core samples are tested for soundness, abrasion resistance and other physical properties relevant to the aggregates industry and depend on the aggregates use. The number and depth of the holes are determined by the size of the site and the complexity of the site-specific geology. Some geological factors that may affect the number and depth of holes include faults, folds, chemical irregularities, clay pockets, thickness of formations and weathering. A typical spacing of core holes on the area to be tested is one hole for every four acres, but wider spacing may be justified if the deposit is homogeneous.

Despite previous drilling and sampling, once accessed, the quality of reserves within a deposit can vary. Construction contracts, for the infrastructure market in particular, include specifications related to the aggregates material. If a flaw in the deposit is discovered, the aggregates material may not meet the required specifications. Although it is possible that the aggregates material can still be used for non-specification uses, this can have an adverse effect on the Company's ability to serve certain customers or on the Company's profitability. In addition, other issues can arise that limit the Company's ability to access reserves in a particular quarry, including geological occurrences, blasting practices and zoning issues.

Locations underlain with sand and gravel are typically drilled using the auger method, whereby a six-inch corkscrew brings up material from below the ground which is then sampled. Deposits in these locations are typically limited in thickness. Additionally, the quality and sand-to-gravel ratio of the deposit can vary both horizontally and vertically. Hole spacing at these locations is approximately one hole for every acre to ensure a representative sampling.

The geologist conducting the reserve evaluation makes the decision as to the number of holes and the spacing in accordance with standards and procedures established by the Company. Further, the anticipated heterogeneity of the deposit, based on U.S. geological maps, also dictates the number of holes drilled.

The generally accepted reserve categories for the aggregates industry and the designations the Company uses for reserve categories are summarized as follows:

> *Proven Reserves* – These reserves are designated using closely spaced drill data as described above and a determination by a professional geologist that the deposit is relatively homogeneous based on the drilling results and exploration data provided in U.S. geologic maps, the U.S. Department of Agriculture soil maps, aerial photographs and/or electromagnetic, seismic or other surveys conducted by independent geotechnical engineering firms. The



proven reserves that are recorded reflect reductions incurred through quarrying that result from leaving ramps, safety benches, pillars (underground) and the fines (small particles) that will be generated during processing. Proven reserves are further reduced by reserves that are under the plant and stockpile areas, as well as setbacks from neighboring property lines. The Company typically assumes a loss factor of 25%. However, the assumed loss factor at coastal operations is approximately 40% due to the nature of the material. The assumed loss factor for underground operations is 35% primarily due to pillars.

Probable Reserves – These reserves are inferred utilizing fewer drill holes and/or assumptions about the economically recoverable reserves based on local geology or drill results from adjacent properties.

The Company's proven and probable reserves reflect reasonable economic and operating constraints as to maximum depth of overburden and stone excavation, and also include reserves at the Company's inactive and undeveloped sites, including some sites where permitting and zoning applications will not be filed until warranted by expected future growth. The Company has historically been successful in obtaining and maintaining appropriate zoning and permitting (see *Environmental Regulation and Litigation* section).

Mineral reserves and mineral interests, when acquired in connection with a business combination, are valued using an excess earnings approach for the life of the proven and probable reserves.

The Company uses proven and probable reserves as the denominator in its units-of-production calculation to record depletion expense for its mineral reserves and mineral interests. For 2022, depletion expense was $59.8 million.

The Company begins capitalizing quarry development costs at a point when reserves are determined to be proven or probable, economically mineable and when demand supports investment in the market. Capitalization of these costs ceases when production commences. Capitalized quarry development costs are classified as land improvements.

New mining areas may be developed at existing quarries in order to access additional reserves. When this occurs, management reviews the facts and circumstances of each situation in making a determination as to the appropriateness of capitalizing or expensing the related pre-production development costs. If the additional mining location operates in a separate and distinct area of a quarry, the costs are capitalized as quarry development costs and depreciated over the life of the uncovered reserves. Further, a separate asset retirement obligation is created for additional mining areas when the liability is incurred. Once a new mining area enters the production phase, all post-production stripping costs are expensed as incurred as periodic inventory production costs.

Forward-Looking Statements – Safe Harbor Provisions Under the Private Securities Litigation Reform Act of 1995

If you are interested in Martin Marietta stock, management recommends that, at a minimum, you read the Company's current annual report and Forms 10-K, 10-Q and 8-K reports to the Securities and Exchange Commission (SEC) over the past year. The Company's recent proxy statement for the annual meeting of shareholders also contains important information. These and other materials that have been filed with the SEC are accessible through the Company's website at www.martinmarietta.com and are also available at the SEC's website at www.sec.gov. You may also write or call the Company's Corporate Secretary, who will provide copies of such reports.

Investors are cautioned that all statements in this Annual Report that relate to the future involve risks and uncertainties, and are based on assumptions that the Company believes in good faith are reasonable but which may be materially different from actual results. These statements, which are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and 27A of the Securities Act of 1933, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, provide the investor with the Company's expectations or forecasts of future events. You can identify these statements by the fact that they do not relate only to historical or current facts. They may use words such as "anticipate," "may," "expect," "should," "believe," "project," "intend," "will," and other words of similar meaning in connection with future events or future operating or financial performance. In addition to the statements included in this report, we may from time to time make other oral or written forward-looking statements in other filings under the Securities Exchange Act of 1934 or in other public disclosures. Any or all of management's forward-looking statements here and in other publications may turn out to be wrong.

These forward-looking statements are subject to risks and uncertainties, and are based on assumptions that may be materially different from actual results, and include, but are not limited to:



- the ability of the Company to face challenges, including shipment declines resulting from economic events beyond the Company's control;

- a widespread decline in aggregates pricing, including a decline in aggregates shipment volume negatively affecting aggregates price;

- the history of both cement and ready mixed concrete being subject to significant changes in supply, demand and price fluctuations;

- the termination, capping and/or reduction or suspension of the federal and/or state gasoline tax(es) or other revenue related to public construction;

- the level and timing of federal, state or local transportation or infrastructure or public projects funding, most particularly in Texas, Colorado, North Carolina, Minnesota, California, Georgia, Arizona, Iowa, Florida and Indiana;

- the United States Congress' inability to reach agreement among themselves or with the Administration on policy issues that impact the federal budget;

- the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures;

- levels of construction spending in the markets the Company serves;

- a reduction in defense spending and the subsequent impact on construction activity on or near military bases;

- a decline in energy-related construction activity resulting from a sustained period of low global oil prices or changes in oil production patterns or capital spending in response to this decline, particularly in Texas and West Virginia;

- increasing residential mortgage rates and other factors that could result in a slowdown in residential construction;

- unfavorable weather conditions, particularly Atlantic Ocean, Pacific Ocean and Gulf of Mexico storm and hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by the Company, any of which can significantly affect production schedules, volumes, product and/or geographic mix and profitability;

- the volatility of fuel costs and energy, particularly diesel fuel, electricity, natural gas and the impact on the cost, or the availability generally, of other consumables, namely steel, explosives, tires and conveyor belts, and with respect to the Company's Magnesia Specialties business, natural gas;

- continued increases in the cost of other repair and supply parts;

- construction labor shortages and/or supply chain challenges;

- unexpected equipment failures, unscheduled maintenance, industrial accident or other prolonged and/or significant disruption to production facilities;

- the resiliency and potential declines of the Company's various construction end-use markets;

- the potential negative impacts of a global health crisis such as COVID-19 and its variants;

- increasing governmental regulation, including environmental laws and climate change regulations;

- transportation availability or a sustained reduction in capital investment by the railroads, notably the availability of railcars, locomotive power and the condition of rail infrastructure to move trains to supply the Company's Texas, Colorado, Florida, Carolinas and the Gulf Coast markets, including the movement of essential dolomitic lime for magnesia chemicals to the Company's plant in Manistee, Michigan and its customers;

- increased transportation costs, including increases from higher or fluctuating passed-through energy costs or fuel surcharges, and other costs to comply with tightening regulations, as well as higher volumes of rail and water shipments;

- availability of trucks and licensed drivers for transport of the Company's materials;

- availability and cost of construction equipment in the United States;

- weakening in the steel industry markets served by the Company's dolomitic lime products;

- trade disputes with one or more nations impacting the U.S. economy, including the impact of tariffs on the steel industry;

- unplanned changes in costs or realignment of customers that introduce volatility to earnings, including that of the Magnesia Specialties business that is running at capacity;



- proper functioning of information technology and automated operating systems to manage or support operations;

- inflation and its effect on both production and interest costs;

- the concentration of customers in construction markets and the increased risk of potential losses on customer receivables;

- the impact of the level of demand in the Company's end-use markets, production levels and management of production costs on the operating leverage and therefore profitability of the Company;

- the possibility that the expected synergies from acquisitions will not be realized or will not be realized within the expected time period, including achieving anticipated profitability to maintain compliance with the Company's leverage ratio debt covenant;

- changes in tax laws, the interpretation of such laws and/or administrative practices, including acquisitions and divestitures, that would increase the Company's tax rate;

- violation of the Company's debt covenant if price and/or volumes return to previous levels of instability;

- downward pressure on the Company's common stock price and its impact on goodwill impairment evaluations;

- the possibility of a reduction of the Company's credit rating to non-investment grade; and

- other risk factors listed from time to time found in the Company's filings with the SEC.

Further, increased highway construction funding pressures resulting from either federal or state issues can affect profitability. If these negatively affect transportation budgets more than in the past, construction spending could be reduced. Cement is subject to cyclical supply and demand and price fluctuations.

The Company's principal business serves customers in construction markets. This concentration could increase the risk of potential losses on customer receivables; however, payment bonds normally posted on public projects, together with lien rights on private projects, mitigate the risk of uncollectible receivables. The level of demand in the Company's end-use markets, production levels and the management of production costs will affect the operating leverage of the Building Materials business and, therefore, profitability. Production costs in the Building Materials business are also sensitive to energy and raw material prices, both directly and indirectly. Diesel fuel, coal and other consumables change production costs directly through consumption or indirectly by increased energy-related input costs, such as steel, explosives, tires and conveyor belts. Fluctuating diesel fuel pricing also affects transportation costs, primarily through fuel surcharges in the Company's long-haul distribution network. The Magnesia Specialties business is sensitive to changes in domestic steel capacity utilization as well as the absolute price and fluctuation in the cost of natural gas.

Transportation in the Company's long-haul network, particularly the supply of railcars and locomotive power and condition of rail infrastructure to move trains, affects the Company's efficient transportation of aggregates products in certain markets, most notably Texas, Colorado, Florida, North Carolina and the Gulf Coast. In addition, availability of railcars and locomotives affects the Company's movement of essential dolomitic lime for magnesia chemicals to both the Company's plant in Manistee, Michigan, and its customers. The availability of trucks, drivers and railcars to transport the Company's product, particularly in markets experiencing high growth and increased demand, is also a risk and pressures the associated costs.

All of the Company's businesses are also subject to weather-related risks that can significantly affect production schedules and profitability. The first and fourth quarters are most adversely affected by winter weather. Hurricane and cyclone activity in the Atlantic Ocean, Pacific Ocean and Gulf Coast generally is most active during the second, third and fourth quarters.

Risks also include shipment declines resulting from economic events beyond the Company's control.

In addition to the foregoing, other factors that could cause actual results to differ materially from the forward-looking statements in this Annual Report include but are not limited to those listed above in Item 1, "Business – Competition," Item 1A, "Risk Factors," and "Note A: Accounting Policies" and "Note O: Commitments and Contingencies" of the "Notes to Financial Statements" of the audited consolidated financial statements included in this Form 10-K.

You should consider these forward-looking statements in light of risk factors discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 and other filings made with the SEC. All of the Company's forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to the Company or that the Company considers immaterial could affect the accuracy of its forward-looking statements, or adversely affect or be material to the Company. All forward-looking statements are made as of the date of filing or publication and we assume no obligation to update any such forward-looking statements.



ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As discussed earlier, the Company's operations are highly dependent upon the interest rate-sensitive construction and steelmaking industries. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs (see *Business Environment* section included under Item 7 – MD&A of this Form 10-K).

Management has considered the current economic environment and its potential impact to the Company's business. Demand for aggregates products, particularly in the infrastructure construction market, is affected by federal, state and local budget and deficit issues. Further, delays or cancellations of capital projects in the nonresidential and residential construction markets could occur if companies and consumers are unable to obtain affordable financing for construction projects or if consumer confidence is eroded by economic uncertainty.

Demand in the residential and nonresidential construction markets, which combined accounted for 60% of the Company's 2022 aggregates shipments, is affected by interest rates. During 2022, the Federal Reserve raised the target federal funds rate 425 basis points.

Aside from these inherent risks from within its operations, the Company's earnings are also affected by changes in short-term interest rates and changes in enacted tax laws.

Variable-Rate Borrowing Facilities

At December 31, 2022, the Company had an $800.0 million Revolving Facility and a $400.0 million Trade Receivable Facility. Borrowings under these facilities bear interest at a variable interest rate. As of December 31, 2022, the Company did not have any outstanding variable-rate debt. However, any future borrowings under the credit facilities or outstanding variable-rate debt are exposed to interest rate risk.

Pension Expense

The Company's results of operations are affected by its pension expense. Assumptions that affect pension expense include the discount rate and, for the qualified defined benefit pension plan only, the expected long-term rate of return on assets. Therefore, the Company has interest rate risk associated with these factors. The impact of hypothetical changes in these assumptions on the Company's annual pension expense and accrued pension obligation is discussed in the *Critical Accounting Policies and Estimates – Pension Expense – Selection of Assumptions* section included under Item 7 – MD&A of this Form 10-K.

Income Tax

Any changes in enacted tax laws, rules or regulatory or judicial interpretation, or any change in the pronouncements relating to accounting for income taxes, could materially impact the Company's effective tax rate, tax payments, financial condition and results of operations.

Energy Costs

Energy costs, including diesel fuel, natural gas, electricity, coal, petroleum coke and liquid asphalt, represent significant production costs of the Company. The Company may be unable to pass along increases in the costs of energy to customers in the form of price increases for the Company's products. The cement product line and Magnesia Specialties business each have varying fixed-price agreements for a portion of their future energy requirements. A hypothetical 10% change in the Company's energy prices in 2023 as compared with 2022, assuming constant volumes, would change 2023 energy expense by $50.0 million.

Commodity Risk

Cement is a commodity and competition is based principally on price, which is highly sensitive to changes in supply and demand. Prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond the Company's control. Increases in the production capacity of industry participants or increases in cement imports tend to create an oversupply of such products leading to an imbalance between supply and demand, which can have a negative impact on product prices. There can be no assurance that product prices will not decline in the future or that such declines will not have a material adverse effect on the Company's business, financial condition and results of operations. A hypothetical 10% change in sales price of the cement product line would impact cement product line revenues by $60.2 million.



Cement is a key raw material in the production of ready mixed concrete. The Company may be unable to pass along increases in the costs of cement and raw materials to customers in the form of price increases for the Company's products. A hypothetical 10% change in cement costs in 2023 compared with 2022, assuming constant volumes, would change the ready mixed concrete product line cost of sales by $26.2 million. While increases in cement pricing may negatively impact the profitability of the ready mixed concrete operations, the cement business would benefit, although the positive impact may not reflect a direct correlation to the impact to the ready mixed concrete business.



The following graph and accompanying table compare the five-year cumulative total return from December 31, 2017 to December 31, 2022 for (a) the Company's common stock, (b) the Standard & Poor's 500 Composite Stock Index, and (c) the Standard & Poor's 500 Materials Index.



COMPARISON OF CUMULATIVE TOTAL RETURN [1]
MARTIN MARIETTA, S&P 500 AND S&P 500 MATERIALS

CUMULATIVE TOTAL RETURN [1]
(as of December 31)

	2017	2018	2019	2020	2021	2022
Martin Marietta	$100.00	$78.46	$128.81	$132.15	$206.31	$159.41
S&P 500 Index	$100.00	$95.62	$125.72	$148.85	$191.58	$156.88
S&P 500 Materials Index	$100.00	$85.30	$106.26	$128.29	$163.29	$143.26

[1]Assumes that the initial investment in the Company's common stock and each index was $100, with quarterly reinvestment of dividends.



The net leverage ratio at December 31, 2022 for the trailing-twelve months consolidated Adjusted EBITDA is a non-GAAP measure. Management uses this ratio to assess its capacity for additional borrowings. The calculation below is not intended to be a substitute for the Company's leverage covenant under the Credit Agreement. The Company discharged its $700 million of 0.650% Senior Notes due in 2023 by irrevocably transferring an amount to satisfy the remaining interest and principal repayment to a trust. The calculation below excludes the discharged debt and the related trust assets.

(dollars in millions)	Twelve-Month Period January 1, 2022 to December 31, 2022
Net earnings from continuing operations attributable to Martin Marietta	$ 856.3
Add back (Deduct):	
Interest expense, net of interest income	155.4
Income tax expense for controlling interests	234.8
Depreciation, depletion and amortization expense and earnings/loss from nonconsolidated equity affiliates	496.6
Acquisition and integration expenses	9.1
Nonrecurring gain on divestiture	(151.9)
Consolidated Adjusted EBITDA	$ 1,600.3
Consolidated debt at December 31, 2022, excluding discharged $700 million Notes that mature in 2023	$ 4,340.9
Less: Unrestricted cash at December 31, 2022	(358.0)
Consolidated net debt at December 31, 2022	$ 3,982.9
Net leverage ratio at December 31, 2022 for the trailing-twelve months consolidated Adjusted EBITDA	2.49 times



Organizational Structure
(as of December 31, 2022)



West Group

East Group

Nova Scotia, Canada

♦ Corporate Headquarters
  (Raleigh, North Carolina)
■ Magnesia Specialties Manufacturing Facilities

Grand Bahama Island

Corporate Officers

C. Howard Nye
Chairman, President and Chief Executive Officer

Roselyn R. Bar
Executive Vice President, General Counsel and Corporate Secretary

Oliver W. Brooks
Senior Vice President, Enterprise Excellence

Robert J. Cardin
Senior Vice President, Controller and Chief Accounting Officer

Craig M. LaTorre
Senior Vice President, Chief Human Resources Officer

John P. Mohr
Senior Vice President, Chief Information Officer

James A. J. Nickolas
Senior Vice President, Chief Financial Officer

Michael J. Petro
Senior Vice President, Strategy and Development





C. Howard Nye
Chairman of the Board, President and Chief Executive Officer
Martin Marietta

Mr. Nye has served as Chairman of the Board since 2014, as President of Martin Marietta since 2006 and as Chief Executive Officer and a Director since 2010. Mr. Nye previously served as Chief Operating Officer from 2006 to 2009. Prior to joining Martin Marietta in 2006, Mr. Nye spent nearly 13 years in a series of increasingly responsible positions with Hanson PLC, including as Executive Vice President of its North American building materials business.

Since 2018, Mr. Nye has been a member of the Board of Directors of General Dynamics Corporation (NYSE: GD), a global aerospace and defense company. In 2019, *Forbes* magazine recognized Mr. Nye as one of America's Most Innovative Leaders; he was previously recognized by both *Aggregates Manager* and *Pit & Quarry* magazines, as Aggman of the Year and a Hall of Fame inductee, respectively.

In addition to his educational, professional, executive and related roles, Mr. Nye is a past Chairman of the Board of each of the National Stone, Sand & Gravel Association (NSSGA), the North Carolina Chamber, and the American Road Transportation Builders Association (ARTBA). Mr. Nye is also a member of the Board of Directors and the Executive Committee of the United States Chamber of Commerce, the world's largest business organization. Mr. Nye has also served on numerous other state, local and/or philanthropic organizations including on the boards of directors of the UNC Health System and the Research Triangle Foundation and on the Board of Governors of RTI International He also served as Co-Chair of the NC FIRST Commission (which evaluated North Carolina's current and future transportation investment needs).

Mr. Nye received a Bachelor's degree from Duke University and a Law degree from Wake Forest University.



Dorothy M. Ables
Former Chief Administrative Officer
Spectra Energy Corp.

Ms. Ables has been a Director since 2018. Ms. Ables held a number of executive positions with Spectra Energy and predecessor companies, including serving from 2008 to 2017 as the Chief Administrative Officer of Spectra Energy Corp., where she was responsible for human resources, information technology, support services, community relations and audit services. Prior to that, Ms. Ables served as Vice President of Audit Services and Chief Ethics and Compliance Officer for Spectra Energy, Vice President and Chief Compliance Officer for Duke Energy Corporation and Senior Vice President and Chief Financial Officer for Duke Energy Gas Transmission. Spectra Energy was a Fortune 500 Company and one of North America's leading pipeline and midstream companies prior to its acquisition by Enbridge in 2017 (NYSE: ENB). Ms. Ables started her career in the audit department of Peat, Marwick, Mitchell & Co.

Ms. Ables serves as Chair of the Audit Committee and a member of the Governance and Social Responsibility Committee of Coterra Energy (NSE: CTRA), an independent oil and gas company, which is the result of the merger of Cabot Oil & Gas Corporation (NYSE: COG) and Cimerex Energy Co. in October 2021. Ms. Ables served as an Independent Director of Cabot, an independent oil and gas company, where she was chair of the Audit Committee from 2019 to 2021 and a member of the Compensation Committee from 2015 to 2021. Ms. Ables served as a Director of Spectra Energy Partners, an affiliate of Spectra Energy Corp., from 2013 to 2017.

Ms. Ables attended the University of Texas at Austin where she earned a Bachelor of Business Administration degree in Accounting.



Sue W. Cole
Managing Partner
SAGE Leadership & Strategy, LLC

Ms. Cole has been a Director since 2002 and is currently the managing partner of SAGE Leadership & Strategy, LLC, an advisory firm for businesses, organizations and individuals relating to strategy, governance and leadership development.

Ms. Cole was previously a principal of Granville Capital Inc., a registered investment advisor, from 2006 to 2011. Before that, Ms. Cole served as Regional Chief Executive Officer of the Mid-Atlantic Region of U.S. Trust Company, N.A., from 2003 to 2006, and as Chief Executive Officer of U.S. Trust Company of North Carolina and its predecessor, North Carolina Trust Company.

Ms. Cole has previously served on the public-company board of UNIFI, Inc. (NYSE: UFI), one of the world's largest producers and processors of textured yarns. Ms. Cole has also been active in community and charitable organizations, including previously serving as Chairman of the North Carolina Chamber of Commerce, the North Carolina Biotech Center and the Greensboro Science Center. She is currently Chair of the National Association of Corporate Directors.

Ms. Cole attended the University of North Carolina at Greensboro where she earned a Bachelor of Science degree in Business Administration and a Master of Business Administration in Finance.



Smith W. Davis
Former Senior Partner
Greenburg Traurig, LLP

Mr. Davis has been a Director since 2018. Mr. Davis served as a partner in the Washington, D.C. office of Greenberg Traurig, an international law firm, from January 2020 through his retirement in December 2021, where he focused his practice on both Federal pandemic economic policy and legal reform issues across a broad range of industries. Until 2019, Mr. Davis was a senior partner at Akin Gump Strauss Hauer & Feld LLP, an international law firm, which he joined in 1979. Mr. Davis provided counsel on a wide variety of legislative and regulatory matters, including those before a variety of congressional committees. Mr. Davis' practice included advising on legal matters relating to environmental issues, financial institutions, mergers and acquisitions, and pension reform. Mr. Davis served on the Compensation and Management Committees at Akin Gump Strauss Hauer & Feld LLP.

Prior to joining Akin Gump, Mr. Davis served as a counsel to the House Judiciary Committee.

Mr. Davis attended Yale University where he received his Bachelor's degree, magna cum laude, and Yale Law School where he received his Juris Doctor degree.



Anthony R. Foxx
Former Chief Policy Officer and Advisor to the President and Chief Executive Officer
Lyft

Mr. Foxx has been a Director since November 2020. Mr. Foxx advises AutoTech Ventures, LLC, a Silicon Valley venture capital firm that focuses on surface transportation technology, and Hyperloop One, a new transportation technology inspired by Elon Musk and Tullco Investors. Mr. Foxx served from October 2018 to January 2022 as chief policy officer and advisor to the president and chief executive officer of Lyft.

Prior to joining Lyft, Mr. Foxx served as the seventeenth United States Secretary of Transportation from 2013 to 2017. Under Mr. Foxx's leadership, the Department of Transportation (DOT) established a first-ever policy framework for the safe integration of self-driving vehicles and leveraged $350 million in public and private funding to demonstrate how smart technology can change cities and local communities.

Mr. Foxx developed the Obama Administration's first surface transportation bill and worked on a bipartisan basis to get its congressional incarnation, the Fixing America's Surface Transportation Act, passed. He launched the DOT's first, and the Administration's most successful, Smart City Challenge, engaging more than seventy cities to develop their own strategies to incorporate new technologies into their transportation networks.

Previously, Mr. Foxx served as the mayor of Charlotte, North Carolina, from 2009 to 2013. First elected to the Charlotte City Council in 2005, upon his 2009 mayoral victory he became the youngest mayor in Charlotte's history and its second African-American mayor.

Mr. Foxx is also an independent director and member of the Audit Committee and Nominating and Governance Committee of CDW Corporation (NASDAQ: CDW), a leading multi-brand technology solutions provider to business, government, education, and healthcare customers and NXP Semiconductors, a world leader in secure connectivity solutions for embedded applications.

Mr. Foxx received an undergraduate degree from Davidson College and a law degree from New York University.



John J. Koraleski
Lead Independent Director
Martin Marietta
Former Chairman of the Board, President and Chief Executive Officer
Union Pacific

Mr. Koraleski has been a Director since 2016. Mr. Koraleski served from February 2015 through his retirement in September 2015 as executive Chairman of the Board of the Union Pacific Corporation (UP), which through its subsidiaries operates North America's premier railroad franchise, covering 23 states across the western two-thirds of the United States. Prior to that, Mr. Koraleski was named President and Chief Executive Officer of the UP in 2012, elected as a Director of the UP in 2012 and appointed Chairman of the Board in 2014. Since joining the Union Pacific (Railroad) in 1972, Mr. Koraleski held a number of executive positions in the UP and the Railroad, including, Executive Vice President – Marketing and Sales from 1999 to 2012, Executive Vice President – Finance and Information Technology, Chief Financial Officer and Controller.

Mr. Koraleski served as the Chairman of The Bridges Investment Fund, Inc., a general equity fund whose primary investment objective is to seek long-term capital appreciation, from 2005 to 2012 and is a past Chairman of the Association of American Railroads.

Mr. Koraleski earned a Bachelor's degree and a Master's degree in Business Administration from the University of Nebraska at Omaha.





Laree E. Perez
Investment Consultant
DeRoy & Devereaux

Ms. Perez has been a Director since 2004 and is an investment consultant with DeRoy & Devereaux, an independent investment adviser, where she has provided client consulting services since 2015. Ms. Perez was previously Owner and Managing Partner of The Medallion Company, LLC, a consulting firm, from 2003 to 2015.

From 1996 until 2002, Ms. Perez was Vice President of Loomis, Sayles & Company, L.P. Ms. Perez was co-founder of Medallion Investment Company, Inc. and served as President and Chief Executive Officer from 1991 until it was acquired by Loomis Sayles in 1996.

Ms. Perez was previously a Director of GenOn Energy, Inc., a large power producer in the United States, where she was Chair of its Audit Committee and a member of its Risk and Finance Oversight Committee. In addition to civic and charitable organizations, Ms. Perez recently served as Vice Chairman of the Board of Regents at Baylor University and previously served on the Board of Trustees at New Mexico State University, where she was also Chairman of the Board.

Ms. Perez earned a Bachelor's degree from Baylor University in Finance and Economics.



Thomas H. Pike
President and Chief Executive Officer
Clinical Development at Labcorp.

Mr. Pike has been a Director since 2019. In January 2023, Mr. Pike was appointed President and CEO of Clinical Development at Labcorp. As previously announced by Labcorp, Clinical Development is planned to be spun out later this year as an independent company, where Mr. Pike will serve as Chairman of the Board and CEO.

Mr. Pike has more than 30 years of global leadership, strategy and operations experience spanning a variety of industries. Mr. Pike was most recently CEO and a member of the Board of Directors of Quintiles Transnational Holdings, Inc. (NYSE: Q), a leading fully integrated biopharmaceutical services company offering clinical, commercial and consulting solutions worldwide, before its merger with IMS Health (NYSE: IQV) in 2016 to create IQVIA. Mr. Pike led Quintiles through a successful public offering and helped it grow into a Fortune 500

company. Under Mr. Pike's leadership, Quintiles was named one of the world's Most Ethical Companies in 2016. Mr. Pike retired in 2016 after Quintiles' merger with IMS Health.

Prior to Quintiles, Mr. Pike spent 22 years at Accenture (NYSE: ACN), a leading global professional services company, providing a broad range of services and solutions in strategy, consulting, digital, technology and operations, until 2009. At Accenture, Mr. Pike's roles included serving as Chief Risk Officer and Managing Director of the North America Health and Products business areas. Prior to that, Mr. Pike was the global Chief Operating Officer for Accenture's Resources operating group and had also served as Accenture's Chief Strategy Officer.

Since leaving Accenture in 2009 and until joining Quintiles in 2012, Mr. Pike was involved with a number of start-ups in the technology and healthcare sectors. Early in his career, Mr. Pike was a consultant at McKinsey & Company.

Mr. Pike earned his Bachelor of Science degree in accounting from the University of Delaware.



Michael J. Quillen
Former Chairman and Chief Executive Officer
Alpha Natural Resources, Inc.

Mr. Quillen has been a Director since 2008. Mr. Quillen served as Chairman of the Board of Directors and President of Alpha Natural Resources, Inc. (NYSE: ANR), an Appalachian coal supplier, from 2006 to 2009, as Chief Executive Officer from 2004 to 2009, and non-Executive Chairman through May 2012.

Mr. Quillen also serves as an independent director of Alpha Metallurgical Resources, Inc. (NYSE: AMR), a leading coal supplier with underground and surface coal mining complexes across Northern and Central Appalachia. Mr. Quillen has also served as Chairman (Rector) of the Board of Visitors of Virginia Polytechnic Institute and State University from 2012 to 2018. Mr. Quillen was Chairman of the Audit and Finance Committee of Virginia Polytechnic Institute and State University from 2010 to 2012. Mr. Quillen also served on the Virginia Port Authority from 2003 to 2012 and as Chairman from 2011 to 2012. Mr. Quillen currently serves as Chairman of the Southwest Virginia Energy Authority, created by the Virginia General Assembly to review and promote the development of alternate energy sources.

Mr. Quillen attended Virginia Polytechnic Institute and State University, earning both a Bachelor's degree and a Master's degree in Civil Engineering.





Donald W. Slager
Former President and Chief Executive Officer
Republic Services, Inc.

Mr. Slager has been a Director since 2016. Mr. Slager served from 2011 through his retirement in 2021 as the President and Chief Executive Officer of Republic Services, Inc., a service provider in the non-hazardous solid waste industry. Prior to this, Mr. Slager served as President and Chief Operating Officer. Mr. Slager also served as a Director of Republic Services from 2010 through his retirement.

Previously, Mr. Slager served as President and Chief Operating Officer for Allied Waste Industries, Inc., from 2005 to 2008, prior to its merger with Republic Services.

Mr. Slager previously served as a Director of UTi Worldwide Inc. from 2009 until its sale in 2016 to DSV A/S. UTi was a NASDAQ-listed international supply chain services and solutions company providing air and ocean freight forwarding, contract logistics, customs brokerage, distribution, inbound logistics, truckload brokerage and other supply chain management services. Mr. Slager served as Chair of UTi's Nominating and Corporate Governance Committee and a member of its Compensation Committee. Mr. Slager also serves as a director on the Board for Phoenix Children's Hospital.

Mr. Slager has completed the Northwestern University Kellogg School Advanced Executive Program and holds a certificate from the Stanford University Board Consortium Development Program.



David C. Wajsgras
Chief Executive Officer
Intelsat

Mr. Wajsgras has been a director since 2020. Mr. Wajsgras is Chief Executive Officer of Intelsat, the foundational architects of satellite communications technology with a globalized network of integrated satellite and terrestrial communications, delivering critical broadband connectivity and media content distribution that impacts and transforms businesses and communities in more than 200 countries. He previously served as president of the Intelligence, Information and Services business of the former Raytheon Company, now part of Raytheon Technologies Corporation, a major U.S. aerospace and defense company that provides advanced systems and services for commercial, military and government customers worldwide. Mr. Wajsgras held that position from 2015 until the merger between Raytheon Corp. and United Technologies Corp. in 2020. Previously, Mr. Wajsgras served as Raytheon's senior vice president and chief financial officer from

2006 to 2015. Before joining Raytheon, Mr. Wajsgras was executive vice president and CFO of Lear Corporation, an American automotive manufacturing company. Prior to joining Lear, Mr. Wajsgras was corporate controller for Engelhard Corporation, a former American Fortune 500 company that supplied catalysts. He also held numerous financial management positions with Honeywell International, Inc., an American multinational conglomerate company. Mr. Wajsgras served as the chair of the board for Raytheon Australia.

Mr. Wajsgras is also an independent director and member of the Audit Committee and Compensation Committee at Parsons Corporation (NYSE: PSN), a digitally enabled solutions provider focused on the defense, intelligence, and critical infrastructure markets. Mr. Wajsgras also serves on the Center for a New American Security Advisory Board; the Intelligence and National Security Alliance Board of Directors; and is a member of the Massachusetts Cybersecurity Strategy Council. In 2019, Washington Exec named Mr. Wajsgras to its top 25 list of executives and recognized him as its Intelligence Industry Executive of the Year. Mr. Wajsgras has appeared on Executive Mosaic's annual Wash 100 list of influential leaders in the government contracting arena and was named Federal Computer Week's prestigious Industry Eagle Award winner in 2018 for his pivotal role in the U.S. government Information Technology community. In 2012, Mr. Wajsgras was named one of the Wall Street Journal's 25 Best CFOs among the larger companies in the Standard & Poor's 500 Index.

Mr. Wajsgras earned his Bachelor's degree in accounting from the University of Maryland and a Master's degree in Business Administration from American University.

Board Committees
AUDIT COMMITTEE
David C. Wajsgras, *Chair*
Dorothy M. Ables | John J. Koraleski | Laree E. Perez

ETHICS, ENVIRONMENT, SAFETY AND HEALTH COMMITTEE
Dorothy M. Ables, *Chair*
Sue W. Cole | Smith W. Davis | Anthony R. Foxx

EXECUTIVE COMMITTEE
C. Howard Nye, *Chair*
John J. Koraleski | Michael J. Quillen

FINANCE COMMITTEE
Michael J. Quillen, *Chair*
Anthony R. Foxx | Thomas H. Pike | Donald W. Slager

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE
John J. Koraleski, *Chair*
Thomas H. Pike | Michael J. Quillen | David C. Wajsgras

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Donald W. Slager, *Chair*
Sue W. Cole | Smith W. Davis | Laree E. Perez



GENERAL INFORMATION

NOTICE OF PROXY

A formal notice of the Annual Meeting of Shareholders together with a proxy statement, will be mailed to each shareholder approximately four weeks prior to the meeting. Proxies will be requested by the Board of Directors in connection with the meeting.

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain, with charge, a copy of Martin Marietta's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2022, by writing to:

Martin Marietta
Attention: Corporate Secretary
4123 Parklake Avenue
Raleigh, North Carolina 27612

REGISTERED SHAREHOLDER CONTACT INFORMATION

American Stock Transfer & Trust Company, LLC
Shareholder Services Department
6201 15th Avenue
Brooklyn, NY 11219

Toll Free: (800) 937-5449
Local & International: (718) 921-8124
Email: help@astfinancial.com
Website: www.astfinancial.com

Inquiries regarding your account records, issuance of stock certificates, distribution of dividends and IRS Form 1099 should be directed to American Stock Transfer & Trust Company, LLC.

COMMON STOCK

Listed: New York Stock Exchange
Stock Symbol: MLM

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
4208 Six Forks Road, #1200
Raleigh, North Carolina 27609

CORPORATE HEADQUARTERS

4123 Parklake Avenue
Raleigh, North Carolina 27612
Telephone: (919) 781-4550

INVESTOR RELATIONS

Martin Marietta press releases and filings with the Securities and Exchange Commission can be accessed via the Company's website.

Telephone: (919) 510-4736
Web site: **ir.martinmarietta.com**

CORPORATE CODE OF ETHICS

Martin Marietta's Code of Ethical Business Conduct booklet is posted on the Company's website, **www.martinmarietta.com**.





Martin Marietta
4123 Parklake Avenue
Raleigh, NC 27612
(919) 781-4550

www.martinmarietta.com
NYSE Stock Symbol: MLM